
Follow-Up
Materials


06013885

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techtronic Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3648 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/1/06


Techtronic Industries

INNOVATION EXECUTION

Annual Report 2005

Stock Code: 669


Corporate Milestones


2005
2004
2003
2002
2001

2003
Launched RIDGID® professional tools for The Home Depot®.

2001
Partnership with The Home Depot®.

1990
Listed on the Stock Exchange of Hong Kong (stock code: 669).

1988
Opened TTI's first manufacturing facilities in Dongguan, PRC.

1987
Partnership with SEARS®.

1985
Mr Horst Julius Pudwill & Mr Roy Chi Ping Chung founded TTI.


TTi

Contents

Corporate Milestones

2005
Acquired Milwaukee®, AEG® and DreBo® electric power tools and accessories brands and businesses.





2004
Acquired Ryobi® brand license in North America for outdoor power equipment.



2003
Acquired Royal® and Dirt Devil® floor care brands and businesses.




2002
Acquired Ryobi® brand license and businesses in Australia and New Zealand for power tool and outdoor power equipment.



2001
Acquired Homelite® brand and businesses for outdoor power equipment.



Acquired Ryboi® brand license and businesses for power tool and outdoor power equipment in Europe.



2000
Acquired Ryobi® power tool brand license and businesses in North America.



1999
Acquired Vax® brand and businesses for floor care products in UK and Australia.



2000
1999
1990
1988
1987



1985

Corporate Profile

Techtronic Industries Co. Ltd. ("TTI" or "the Group") is a market and innovation leader in power equipment products, floor care appliances, laser and electronic products. We have a powerful portfolio of trusted brands, recognized for setting new standards in innovative design, technical advancements, marketing concepts and speed-to-market. Our portfolio of global brands include Milwaukee®, AEG®, Ryobi® and Homelite® for power equipment products, Royal®, Dirt Devil®, Regina® and Vax® for floor care appliances.

TTI products are marketed through home centers, major retailers, full-line tool distributors and other channels in North America, Europe and other select markets. TTI is also the preferred partner of leading OEM brands and private label retail brands in North America and Europe.

Headquartered in Hong Kong, the Group recorded sales of HK$22.36 billion in 2005, a collective achievement of its 22,000 staff worldwide.

FINANCIAL HIGHLIGHTS


SEC MAIL
RECEIVED
PROCESSING
MAY 3 0 2006
WASH. D.C.
209
SECTION

	2005 HK$ m	2004 HK$ m (As restated)	2005 US$ m	2004 US$ m (As restated)	Changes %
Operations					
Turnover	**22,358**	16,304	**2,866**	2,090	+37.1
Gross profit	**6,942**	4,941	**890**	633	+40.5
EBITDA	**1,989**	1,488	**255**	191	+33.6
Profit attributable to equity holders of the parent	**1,019**	926	**131**	119	+10.0
Basic earnings per share (HK / US cents)	**73.53**	69.28	**9.43**	8.88	+6.1
Dividend per share (HK / US cents)	**18.60**	17.00	**2.38**	2.18	+9.4
Financial position at year end					
Total assets	**20,375**	13,903	**2,612**	1,782	+46.5
Net current assets	**4,886**	3,823	**626**	490	+27.8
Equity attributable to equity holders of the parent	**6,112**	3,454	**784**	443	+77.0
Capital expenditure	**597**	312	**77**	40	+91.6
Net book value per share (HK$ / US$)	**4.18**	2.55	**0.54**	0.33	+63.9

TURNOVER
HK$ million


2005 22,358
2004 16,304
2003 13,183
2002 9,493
2001 6,101

BASIC EARNINGS PER SHARE
HK cents


2005 73.53
2004 69.28
2003 51.56
2002 33.24
2001 21.74

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
HK$ million


2005 1,019
2004 926
2003 674
2002 413
2001 247

NET BOOK VALUE PER SHARE
HK$


2005 4.18
2004 2.55
2003 1.90
2002 1.42
2001 0.97

CHAIRMAN'S STATEMENT



"Our success is the focused combination of market driven innovation and the relentless pursuit of operational excellence, delivering value added solutions to the needs of our customers and end users."

Horst Julius Pudwill
Chairman and Chief Executive Officer

- Record turnover and profit performance
- Primary brands achieved double digit growth in aggregate
- Milwaukee® and AEG® achieved double digit growth
- Innovative new products generated incremental business

2005 was another record year for the Group in both turnover and profits. Our strategies of leading brands, powerful customer partnerships, innovation, and global operational efficiencies provided the platform for our core business growth. The Milwaukee® and AEG® acquisition delivered double digit organic turnover expansion and profit contribution to the Group. This solid foundation and our scale enabled us to respond to market fluctuations and competitive challenges in an effective and flexible manner, keeping our long-term goals on track.

Group turnover was HK$22.36 billion, an increase of 37.1% over fiscal year 2004. Importantly, our primary brands delivered double digit growth in aggregate and gross profit margins improved to 31.0% from 30.3% in 2004, despite rising material costs. Net profit was up by 10.0% to HK$1,019 million, though acquisition related restructuring and interest expenses had negative effects on margins. Basic earnings per share increased 6.1% to HK73.53 cents.

DIVIDEND PER SHARE (TOTAL)
HK cents



2005
18.6
2004
17.0
2003
12.5
2002
8.0
2001
5.75

During the year, we initiated the integration of Milwaukee® and AEG® professional power tools into TTI, strengthening our power tool portfolio in terms of brands, products and customers. The ongoing integration process will generate future marketing synergies and cost savings as the acquisition benefits from the Group's lower operational costs and scale advantages. Our commitment to operational excellence delivered financial leverage through process advances and cost reduction initiatives. Working capital utilization improved over 2004 as supply chain efficiencies reduced the average inventory to sales by 4 days and tight management controls lowered average receivables to sales by 7 days.

We are pleased to announce the Board is recommending a final dividend of HK12.60 cents per share. Together with the interim dividend of HK6.00 cents per share, this will give a full year dividend of HK18.60 cents per share, against HK17.00 cents per share in 2004, an increase of 9.4%.

Business Strength

Our largest business, Power Equipment Products, expanded 49.1% over prior year and our major brands improved their positions in key markets. We had strong underlying end user demand for our products during the year. Innovative products were the drivers in power tools, including the Milwaukee® V28™ lithium ion power tools, RIDGID®'s new line of pneumatic tools, and the expansion of the One+™ line under the Ryobi® brand. The outdoor power equipment business also delivered growth with successful product introductions within existing categories and by entering new market categories, including the gasoline high-pressure washer and cultivator and the electric log splitter.

Our leading brands in Power Equipment Products, which include Milwaukee®, AEG®, Ryobi® and Homelite®, are recognized and trusted brands across a broad customer base, from professional contractors to DIY (Do-It-Yourself) consumers. Milwaukee® and AEG® will allow geographic expansion beyond our core. We continued to enhance the value of our brands with a focus on expanded markets, innovative marketing, product development, and efficient supply chain management. The addition of AEG® to our existing business has significantly strengthened our distribution and marketing reach across Europe.

The Floor Care Appliances business delivered solid brand performance in the competitive environment of North America. Total business had an increase of 11.0%, though heavily affected by lower OEM demand in the second half as a result of our strategic shift to our own Dirt Devil® and Vax® brands. Executing our strategy in challenging economies, new products delivered over 30% of 2005 turnover and our brands are leaders in the large geographic markets of Germany and the UK. The North American business expanded in 2005 with Dirt Devil® increasing its market position as a leading brand with consumers and high volume retailers. Our business is competitively positioned to face rising input costs and market price competition with streamlined North American operations, innovative new products and marketing support, and an aggressive best cost focused supply chain. We expect the OEM business to undergo a transition in 2006 and to rebound in 2007 as we launch new programs with complementary customers.

The Laser and Electronic Products business achieved profit margin improvement through cost reduction efforts despite a 6.5% drop in turnover. After several years of high growth, the business was impacted by competition in both laser measurement and solar light markets. Expansion efforts with existing ODM customers, growth in Europe, and additional distribution through our own brands will drive the business forward. The business maintains competitive advantages in intellectual property, product development capabilities and manufacturing efficiency.

TURNOVER BY PRINCIPAL ACTIVITY


3%
20%
77%

- Power Equipment Products
- Floor Care Appliances
- Laser & Electronic Products

Sustainable Growth Drivers

Operating philosophy and company culture are essential to quality leadership. They represent the day-to-day reality of an organization's ability to deliver on its goals. Our success is tied to delivering a clear direction throughout the organization. We focus on innovation, scale efficiencies, strong partnerships and timely execution. Consequently, in 2005 we were successful in expanding our markets, product lines, competencies and management talent, which strengthened our competitive advantages. This robust operational process focused our performance in 2005 and established the platform for future expansion in turnover and profitability.

Culture of Innovation

Innovation is a priority for every brand and for every market. It creates brand loyalty, increases margin performance against cost pressure and price competition, and strengthens relationships with our channel partners. Each of our business units is organized to deliver powerful, innovative product introductions to capture market share and enhance the status of our brands. TTI continues to strengthen new product development with improvements in process, resource commitment and organizational dynamics that bring innovation and consumer insight together. Globally, investment in R&D increased 45.2% to 2.2% of turnover in 2005 from 2.1% last year. During the year, the Group integrated product concept centers, focused engineering resources and initiated global product platform, planning to yield better returns on investment and greater R&D efficiency going forward.

TURNOVER BY GEOGRAPHICAL MARKET LOCATION


NORTH AMERICA
77% (81%)*
EUROPE AND REST OF THE WORLD
23% (19%)*

* for year ended 31st December, 2004

Leading Brands

Leading brands drive sustainable growth by building customer loyalty. Strategic campaigns in public relations, advertising, promotions, and trade show participation delivered high impact images and messages to targeted audiences, resulting in record numbers of feature articles and awards in 2005. Aggressive marketing activities enhanced brand awareness, but more importantly, delivered increased consumer traffic to our retail partners. The Group invested in marketing, with advertising up 27% over 2004, to strengthen the leading brands in our portfolio. In addition, we demonstrated our competency in adding brands with the smooth integration of acquisitions while maximizing market penetration of our existing brands through synergies in research, innovation, sales and marketing.

Operational Leadership

Our scale, geographic expansion, and operational efficiencies are creating competitive advantages that allow the Group to strengthen partnerships with the largest retailers and provide the resources for expansion. Scale provides us organizational agility and competitive flexibility to meet market challenges and changing retail trends while delivering products at the best cost. It is also the catalyst for cost savings at every level of the organization as we continue to improve supply chain, manufacturing, quality assurance systems and better leverage our best cost supplier base. Our floor care business in Europe, for example, has benefited from the Group's manufacturing and product development capabilities to become industry leaders.

Focused Execution

The Group is dedicated to achieving our goals through relentless execution and ensuring our new product development efforts, supply chain performance and sales and marketing functions are among the best in the industry. To allow better work management and decision-making, we will continue to invest in our information systems. Strengthening our relationships with major channel partners in our targeted markets also remains a key focus. We work closely with our channel partners to deliver innovative products to each segment of the market and to improve supply chain management. Supply chain management efficiency is an important measure of supplier performance as our retail partners continue to drive working capital management. Our passion for continuous operational improvement, speed-to-market gains and innovative, higher margin products creates the opportunity for growth with the important channels in each market while also helping to negate market influences and keep our targets for growth in reach.

Future Focus and Value Creation

We believe our consistent performance is a result of a disciplined approach to deliver the core strategies: leading brands, customer partnerships, innovation, and operational leadership. We had a very good year in 2005 and have positive growth prospects built on the new products introduced in the second half of 2005 and the array of innovative products to be introduced in 2006. We will also see the positive impact of the acquisition and the scale benefits on our operations.

Our brands have demonstrated the attributes necessary to capture market share with our capability to match the needs of major channels for high volume, quality products and effective logistics. The expanded distribution, product technologies, and powerful brands of the acquisition have significantly broadened our platform of growth opportunities. The ongoing streamlining of operations and relocation of production to the Group's best cost manufacturing base coupled with the aggressive use of outsourcing will deliver further cost savings going forward. We are well positioned to handle market expansions in targeted distribution channels across our businesses.

In 2006, our focus will remain on the investments – in our people, our facilities, our R&D, our brands and our future – because these will strengthen the foundation for sustainable long-term financial performance. We have clear, effective strategies, robust processes and a driven team. We believe that our focus on aligning our four strategies will continue to deliver excellent value to our shareholders, our partners, our employees and our customers.

Finally, I would like to thank our employees around the world for their dedicated efforts throughout the year. Their hard work and intelligence prov des the fuel for our improved performance. I am grateful to my fellow directors who are tireless in their contributions to our vision and governance. On behalf of the entire organization, I express my appreciation to our shareholders, customers and partners for making 2005 another record year for the Group.

Horst Julius Pudwill
Chairman and Chief Executive Officer
Techtronic Industries Co. Ltd.

MANAGEMENT FORUM



David Butts, *Group Senior Vice President*



TTI, North America
Lee Sowell, *President – Outdoor Power Equipment*
Jeff Dils, *President – Power Tools and Accessories*
Philippe Buisson, *Chief Financial Officer*

Q1 : How is TTI able to sustain its growth in the different cycles of the US housing market, given its North America geographic mix?

At TTI, we believe innovation is the key to sustain growth in almost any market condition. In fact, innovation is often the ignition that reinvigorates a lagging market segment. The goal of any excellent company is to lead the market; not to follow the market. We have R&D capabilities which capture the imagination of and drive excitement with end users. The V28™ line of power tools from Milwaukee® is an example of innovation delivering a step change in a very crowded industry. This is what it means to lead; this is how we sustain growth.

In addition, TTI has a very diversified product portfolio and a powerful portfolio of trusted brands allowing us to face market challenges in a more efficient and flexible manner. While we believe North America will continue to be a healthy market for us, we are also very focused on expanding markets other than North America and have been delivering very solid growth in these markets. We are beginning to see results of the large potential for our European business.

Q2 : TTI has been expanding rapidly over the past 5 years. How are management resources coping with this expansion, especially with the integration of acquisitions?

TTI has been investing in and developing our management resources and processes throughout our worldwide organization. Each of our business leaders is empowered to develop strong teams within their units that possess the qualities needed to compete at a global level. Our operational review process encompasses organization and management planning and performance. Most of our acquisitions were divisions of multinational companies and have been an excellent source for adding talent and strengthening the management structure of the Group through the incorporation of any best practices of the acquired companies. The timely and smooth integration of our acquisitions are a tribute to the sound management processes throughout the company and the professional depth of our team. In addition, having clear strategies and purpose is a key to management effectiveness. This not only focuses the work, but also helps identify the managers we need in both experience and management style.

Q3 : What are TTI's plans of expanding into the industrial and professional power tool segment?

We have been focusing on expanding our product reach into multiple market segments. The industrial and professional segment is an important end user segment for power tools. Consequently, in addition to their R&D capabilities, brand and product strengths, we targeted the acquisition of Milwaukee® and AEG® on their strength in the professional contractor distribution channel, which not only provided a new channel for us but also helped further diversify our customer base.

This is in line with our leading brand strategy. Each brand targets a different market



Stephan Pudwill, *Director – Business Development*



A&M Electric Tools
Horst Garbrecht, *Vice President – Operations*



Dr Thomas James, *Senior Vice President – Engineering, Global Power Tools*

segment ranging from consumer DIY to professional and industrial. Both Milwaukee® and AEG® are well recognized brands in the industrial and professional power tool market. Ryobi® is a well established brand in the DIY segment of "Pro Features. Affordable Prices.™" and reaches users that are looking for performance and value. We will capitalize on all of our brands by expanding and strengthening their product platform to meet the needs of the end users in each segment.

Q4 : How does TTI focus on maintaining a strong relationship with its critical top customers?

As a world class manufacturing company, TTI recognizes that to be a leader in our industry, innovation needs to come not only from products but also from the services we provide our customers. To be a preferred supplier, we must be most efficient in supply chain management. We will continue to strengthen our customer relationships with important initiatives in logistics and inventory management. In fact, our relationships with high volume retail partners are reaching new levels in joint supply chain management.

We also work closely with the entire supply chain, from material suppliers to logistics at every level and from in-store research to linking production to customer demand. We continue to strengthen our supply network beyond our Asian base and now have operations in Mexico and Eastern Europe. We utilize flexible, lean assembly in our own production facilities to maximize operational efficiency. All these efforts target at shortening response time to our partners and creating greater efficiency on a global scale.

Q5 : How does TTI maintain its Best Cost Position in the competitive environment today?

TTI understands that in order to compete in the global economy today, a company must deliver products and services at a competitive price that meet the highest standards in quality. TTI was founded on this principle as an OEM manufacturer. We are dedicated to improving our already aggressive cost containment and quality programs. We systematically look for opportunities to improve our operational processes such as moving production to low cost regions, leveraging our purchasing scale, and building quality into our products at the onset of product design. Our foundation of best cost is integrated into the operational review process of the Group.

In addition to our ongoing productivity improvements, we have expanded and refined our Continuous Improvement Quality system. This Total Quality Focus reaches our entire organization from the supplier base to end users in the field. The quality management system is also tied to our acquisition process and delivers benefits throughout the supply chain. Finally, once again, innovation is a key ingredient in maintaining best cost position. Our culture of innovation delivers breakthroughs in operations which helps to eliminate unnecessary costs while improving the quality and uniqueness of our line of products.

CULTURE OF INNOVATION



Robust end user research drives innovations that revolutionize the market and capture share with customer driven solutions.


Milwaukee
The Milwaukee® V28™ Rotary Hammer
is the most powerful cordless drill in
weight class using Milwaukee® V28™
lithium ion battery technology.
ITHIUM-ION

LEADING

BRANDS

Globally recognized and trusted brands by household and professional end users provide long term, sustainable growth.


0719-22
Milwaukee
UP TO 2X RUNTIME
V28
LITHIUM-ION
28 Volt Power at 18 Volt Battery Weight!
SAWZALL® KIT
V TECHNOLOGY


REACTION
Advanced Design for Exceptional Performance and Quality
Superior Suction Power That Lasts!
DUAL CYCLONIC ACTION
means sustained suction and excellent performance at the nozzle
Filterless Dirt Cup
New Filtration Design
No messy interaction with filter
Easy, bottom empty dirt cup
Faster.
Easier.
Cleaner.


RYOBI
3000psi
7 HP
2.7 GPM
RYOBI
Premium Features Come Standard!
Performance
Easy Storage
Convenience
Quality
WORRY FREE
4
WARRANTY
Driveways
Siding
Decks
Vehicles


RYOBI 700W
RHT-700R
vax X3
All floors
2-year warranty
12-amp dual motors
Advanced NEXT CLEAN design
vax
vax Designed with you


1050W
RYOBI
Livetool Ind

BBM 14 STX
14,4 V
63 Nm
AEG
14.4V


Homelite
Simply Reliable.
VacAttack II
Powerful
200 MPH, 420 CFM
Puissant
322 km/h (200 mph)
11,9 m³/mn (420 cfm)
Potente:
322 KPH (200 MPH),
11,9 MCM (420 PCM)
Homelite
Vac Attack II


RYOBI


18v ONE+

4-Piece Combo Kit

OPERATIONAL LEADERSHIP

Scale creating competitive advantages, enhancing organizational agility and strengthening financial flexibility to better serve our customers.





Ryobi® branded 12 AMP electric cultivator features Just Add Sand™ weight system allowing the unit to dig deeper without bouncing. It is also features Fold n' Store™ for convenient compact storage.



FOCUSED

EXECUTION

Important customer relationships strengthened by attention to detail and delivering on time, on strategy and on budget.


AEG

The new AEG® 14.4V cordless drill features the patented FIXTEC-System for quick one handed bit changes. The all metal, heavy duty keyless chuck easily withstands the rigours of intensive industrial use.

BRANDS OVERVIEW

Power Tools and Accessories



- *Founded in the United States in 1924, Milwaukee® manufactures and* markets heavy duty, portable electric power tools and accessories, and is an industry leader in providing excellence in quality, performance, innovation and value to professional contractors and industry worldwide. Milwaukee® is synonymous in the trades with "Nothing but Heavy Duty" products.


AEG

ELECTRIC TOOLS

- AEG®, founded in Germany in 1887, and manufacturing its first electric tools in 1893, offers a complete, finely tuned generation of power tool solutions for today's serious professionals.


RYOBI

- Ryobi® is the brand of choice for homeowners, woodworkers, gardening enthusiasts, hobbyists, craftspeople, upscale DIY'ers and remodelers. Under the Ryobi® brand, we offer a comprehensive line of power tools with "Pro Features. Affordable Prices.™"

Leading brands are more valuable than ever. The Group is driving this leading brand strategy in all of its divisions. TTI's powerful brands have captured the imagination and loyalty of end users, delivering superior quality, breakthrough innovation and lasting affordable value.

Outdoor Power Equipment



- Besides power tools, Ryobi® branded outdoor product line, highly featured, provides a clear trade-up proposition and a compelling value advantage over our competition. Ryobi® brand enjoys positive consumer acceptance and loyalty as a trusted outdoor power equipment brand in North America and Europe.

Homelite®

- The Homelite® brand originated in the 1920's in the United States. Throughout the years, Homelite® has delivered many innovative products to homeowners. From chainsaws to outdoor blowers, the full line of Homelite® products satisfies the needs of the end users.

Floor Care Appliances


ROYAL

- With models dating back to 1905, Royal® is the world's oldest vacuum cleaner manufacturing company and in 2005 celebrates 100 years of innovation and success.


Dirt Devil

- Dirt Devil®, a household name, is a trusted and leading brand in North America and Europe with tremendous end user loyalty.


vax

- Vax® stands for outstanding quality, durability, and performance. In the UK and Australia, Vax® is a leading brand and preferred partner to the high volume retailers for floor care products.


REGINA

- The Regina® floor care brand originated nearly a century ago when the market for electric floor cleaners first developed.

POWER EQUIPMENT PRODUCTS


DIVISIONAL TURNOVER
HK$ million
2005
17,177
2004
11,524
2003
9,487
2002
7,604
2001
4,765

- Turnover increased **49.1%** to **HK$17.18 billion**
- Accounting for **76.9%** of total Group turnover
- Operating profits grew **35.9%** to **HK$1,237 million**

The Power Equipment Products business delivered record turnover in 2005, driven by the double digit growth of our primary brands in the core business and the Milwaukee® and AEG® acquisition, but offset by lower OEM and private label contributions. We continued to demonstrate our leadership in product innovation — Milwaukee®'s V28™ lithium ion power tools, RIDGID®'s best-in-class professional pneumatic fastening tools, Ryobi® branded gasoline high-pressure washer are just a few examples. We have established a superb power tool brand portfolio, targeting a broad and diverse customer base ranging from professional and industrial users to the most novice DIY'ers. Acquisition integration initiatives, including production relocation to the Group's best cost manufacturing base, assimilation of the new product development process, and leveraging other scale opportunities such as procurement, will bring efficiency and cost benefits over the next few years.

Turnover increased by 49.1% to HK$17.18 billion, accounting for 76.9% of total Group turnover. Operating profits grew 35.9% to HK$1,237 million.

The Milwaukee® V28™ Sawzall™, with its improved internal reciprocating mechanism and lithium ion battery, provides professional users with the most powerful and longest lasting cutting performance on the market.

The One +™ 18V Right Angle Close Quarters' Drill makes jobs in tight spaces easy with its right angle design and extensive Gripzone™ overmold for improved control.

The AEG® 14.4V STX nickel metal hydride Drill Driver features high-torque for drilling in steel, soft wood and masonry, a versatile tool for every jobsite.




RYOBI


AEG


Milwaukee


AEG
ELECTRIC TOOLS


RYOBI

Review

Power Tools

In North America, Milwaukee® is a leading brand of choice among industrial and professional contractors. The innovative V28™ lithium ion battery power tools were a clear success in 2005. Demand for these products increased throughout the year, though higher turnover was constrained in 2005 by capacity limitations of the battery supplier. The Group has already expanded the battery supply capacity to meet the growing demand and expanding product platform anticipated in 2006.


RYOBI
24
20

The 18V One +™ Torque IV™ Drill provides a "Quick Mode Selector" allowing users to quickly switch between driving and drilling modes for faster dual-performance.

POWER EQUIPMENT PRODUCTS

The RIDGID® 7 1/4" Worm Drive Saw has a 15AMP wormdrive motor for higher torque and power. Its Magnesium Guards and construction provide less weight and greater durability.


RIDGID

The Craftsman® Professional 10" Portable Table Saw features a superior action easy folding stand allowing storage in the work shop and effortless mobility from one jobsite to another.





The Group added breadth to the RIDGID® professional power tool line moving beyond electric portable and bench / stationary tools, with a new line of best-in-class professional pneumatic fastening tools. This introduction has further strengthened the RIDGID® brand among professional users and as a success story in the North American professional power tool market.

Ryobi® is a preferred power tool brand by DIY'ers around the world. In North America, the unique system of interchangeable tools and batteries, the One+™ System, has proved to be a huge success. New products were added to the line and system tool combo kits were marketed successfully in 2005. In addition, a new website is launched to build greater awareness by consumers and the mainstream consumer media.

In Europe, the Milwaukee® and AEG® brands have expanded the Group's distribution into the industrial and professional contractor channels. Additionally, the acquisition has added marketing scale and geographic reach to our already growing Ryobi® business. Milwaukee® in Europe is benefiting from the launch of the revolutionary V28™ lithium ion power tools in the fourth quarter of 2005. The AEG® brand, well respected throughout Europe, has initiated developing its new professional tool range with improved performance and competitive prices. Our brands will continue to capitalize on the integrated R&D resources and defined centers of product competencies and we have put in place a global product platform management process that will leverage the R&D investments for the Group.



The Ryobi® branded One+™ System was launched into select DIY retailer partners in Europe during late 2005 and demonstrated signs of success. Across the DIY channels in Europe, the Ryobi® brand has benefited from the consumer demand for innovative and better performing, value oriented tools. The European expansion of Ryobi®, Milwaukee® and AEG® brands will gain further benefits from the larger scale and reach of the combined businesses.

Outlook

The integration of the acquisition is progressing well, focusing on production transfer, product development, supply chain management and operational efficiency. The synergies and cost improvement benefits expected from the integration will have a positive impact on margins in the second half of 2006 and over the coming years.

Our culture of innovation is showcased in our power tools business and will continue to drive future growth. The acquisition has enhanced R&D capabilities of the Group. Demonstrating our R&D abilities, TTI is the technology leader in the professional lithium ion cordless category. Our V™ technology represents the superior solution for power tools. We are strengthening the platform by adding new products to the V28™ platform and introducing the V18™ platform, which has pioneered a high performance lithium ion solution that is compatible with the existing Milwaukee 18V cordless line.

The new Milwaukee® range of professional pneumatic fastening tools feature Tool-Free Depth of Drive adjustment for accurate control to protect work surfaces from overdriving. The tool line features Magnesium housings providing light weight performance and rubber over mold grips for better handling.


Milwaukee

End users respect the Milwaukee® product range for its heavy-duty durability and high performance on the work site. We have identified opportunities for Milwaukee® beyond the current product range that are not being satisfied in the market today. These new potential products are complementary to the Milwaukee® broad distribution network. The first range expansion of Milwaukee® into a new category is a complete line of professional pneumatic fastening tools and accessories. This program is being introduced in the first half of 2006 and demonstrates opportunities of future brand growth.

Milwaukee®, AEG® and Ryobi® are truly globally recognized brands that command a strong presence in our most important geographic markets. With these brands, we are well positioned from industrial to consumer DIY markets. In addition, we continue to expand the opportunities with our strategic OEM and private label alliances. TTI is a proven, reliable partner to important brands at retail and in professional tools. We maintain these relationships through our competitiveness built around product innovation, operational efficiencies and our scale. A deep focus on understanding our end users and customer partners will continue to provide growth opportunities.



Homelite®

Outdoor Power Equipment

In North America, existing and new outdoor power equipment introductions under Ryobi® and Homelite® continued to resonate with consumers. We gained market position in the key gasoline powered categories of trimmers, blowers and chain saws while capturing new market share with our successful entries into log splitters, cultivators and pressure washers under Ryobi®. The new Ryobi® branded gasoline pressure washer, introduced in the first half 2005, is innovative and practical, with a user-friendly design. It was the cornerstone to the Group's expansion into this incremental growth category.

The outdoor business delivered positive growth across Europe despite a slow start to the season, as poor weather conditions impacted end user demand in our major markets. The outdoor power equipment program under Ryobi® is an important element to our DIY channel strategy as it complements the power tool program and provides additional scale with our key retail partners. Product development is benefiting from our global product platform initiatives.

The Ryobi® branded 40cc gasoline 18"/ 46cm chain saw features high-performance power and ergonomic light weight design for gardening professionals or enthusiasts.

The Ryobi® branded 7 hp high-pressure washer sprays water at 3000psi with a flow rate of 2.7 gallons per minute. It also features the exclusive Twist & Store™ handle for easy transportation and convenient storage.



The 30cc Homelite® Yard Broom II™ gasoline blower provides powerful hand held performance and low noise emissions. It also features ZIP Start™ Technology, easy to pull Quicker to Start™.



Outlook

The outdoor power equipment business is strategically positioned to further develop the program of better outdoor products under Ryobi® and leverage the strength of the brand in the DIY channel. As with the new products like pressure washers, the brand will be tested and used on a broader range of outdoor products that will deliver incremental business. Homelite® currently offers a limited product range and we plan to expand its powerful brand recognition into new product categories in as early as the second half of 2006.

Operationally, the Group has improved the manufacturing cost base with gasoline product production located in China. Ongoing cost improvement initiatives are in place to offset material cost pressures. The strength of our two brands allows the Group to utilize outsourcing arrangements for lowering costs and entering new product categories. With these actions and the planned introduction of innovative new products, the business is on track to improve profitability.



FLOOR CARE APPLIANCES

DIVISIONAL TURNOVER
HK$ million


2005
4,526
2004
4,079
2003
3,185
2002
1,662
2001
1,172

- Turnover increased **11.0%** to **HK$4.53 billion**
- Accounting for **20.2%** of total Group turnover
- New products accounted for **30%** of the turnover

The Floor Care Appliances business continued to perform well despite lower OEM sales, material cost pressures and price competition. The results showed solid organic performance in our own branded business despite price sensitivity in the North American retail markets. Our brands created retail level excitement and consumer demand with new products and aggressive promotions. Strategically, new products accounted for 30% of the turnover for the business in 2005 and we moved aggressively to capitalize on opportunities at higher retail price points in the North American upright category with the introduction of the Vax® brand.

Turnover increased 11.0% to HK$4.53 billion, accounting for 20.2% of the Group's total turnover. Operating profits were down 0.7% to HK$200 million, negatively affected by material cost pressures and weak OEM demand in the second half. Significant cost containment initiatives such as broadening the sourcing parameters, driving product redesigns and consolidating manufacturing in line with the OEM decline have helped to balance the cost pressures on the business.

The Dirt Devil® Reaction™, features new D2 Dual-Cyclonic Technology™ providing superior suction power that lasts! This patented technology divides the air into two smaller cyclones with air moving at higher velocities than in a single cup. The result is better dirt separation.



D2
REACTION

The Dirt Devil® Reaction™ Easy-To-Empty Filterless Dirt Cup means no messy interaction with the filter or a bag.



D2
REACTION

The Dirt Devil® VISION delivers superior HEPA filtration, removing 100% of pollen and ragweed allergens, to every location in the home including upholstery, drapes and all flooring surfaces with an easy bottom release dirt cup and bagless design.



Review







Our own branded business continues to increase market position and deliver value to customers in both North America and Europe. The positive results were driven by a continuing flow of new products, which allowed the Dirt Devil® and Vax® brands to expand product listings in key retailers and powerful marketing programs that generated end user demand and enhanced brand awareness. Across the brands, the business has taken steps to further link global sourcing and supply chain initiatives, and deepen product platform and marketing program planning. These have already begun to improve efficiencies and lower costs in both operations and product development.



Dirt Devil
broom vac

The Dirt Devil® Broom Vac® is a cordless broom that sweeps and vacuums in one easy step. With 60% more power than the original Broom Vac®, the new, improved Broom Vac® is convenient for quick pick ups, and powerful enough for everyday cleaning.

In North America, Dirt Devil® is a leading brand and grew in its primary product categories during 2005, despite intense industry-wide competitive price pressures. The business is focused on the high volume retail channel, which dominates the floor care market, and has developed a streamlined overhead structure that drives product development, marketing, supply chain and account management, with operational and engineering support centered in Asia. Significant gains through lean operational initiatives drove a 22% finished good inventory reduction in 2005 and reduced logistic costs. Several important new product launches during the year buoyed turnover. The Dynamite®, which is half the weight of a full size upright vacuum, was developed to match consumer lifestyles based on market research. The launch surpassed expectations and has created a product platform for future growth. The revitalization of the cordless Broom Vac® and the popular VISION bagless upright vacuum contributed strong performances capturing market position and excellent retail placement. Dirt Devil® also exhibited its global brand reach by remaining a leading brand in highly competitive Germany and initiating expansion progress across Europe.

In the second half of 2005, we launched a new generation of Vax® vacuum cleaners in the US market with a retail partner. This unique and premium "cutting-edge" product line features a philosophy called "Next Clean", which combines effectiveness with user-focused engineering, to deliver superior cleaning with less strain and less bending by the user. Sell through at retail and at wholesale were in line with our plans. The Vax® brand in the premium segment complements the mid-range segment of Dirt Devil®, thus creating a better-best brand portfolio.

In the UK and Australia, Vax® is a leading brand and preferred partner to the high volume retailers for floor care products. In the UK, Vax® has moved up to the number two position, despite a contracting and competitive market. The dynamic performance in this market was driven by new product introductions, a dedication to cost control and our focus on strong partner relationships. Vax® continued to maximize the synergies with Floor Care Appliances for innovative product development and supply chain leverage.

The OEM side of this business is going through a shift in customer base, which is a result of our strategy to increase our own branded business. In the second half of 2005, we experienced an accelerated reduction in our OEM turnover. This transition will continue through 2006 and is expected to rebound in 2007 with significant new projects that have been initiated with complementary customers.

The VAX® X3 and X5 offer a wide range of cutting edge product features, and have 12AMP dual-motor system, optimized for superior cleaning performance, the dual-system allows you to control the brush roll for cleaning hard floor surfaces.



The robust VAX® V100 1100W Dry Vac is highly maneuverable, durable and suitable for large scale floor care jobs with its long life heavy duty motor and 10 liter capacity.


vax

The VAX® X3 and X5 feature a hidden stretch hose that extends from a front mount, so you can switch from vacuuming floors to cleaning above your head without bending.

Outlook

Business has come through a challenging year in 2005 with improved efficiency, better product platform planning, and powerful consumer brands in large markets. We are positioned to continue to drive brand growth with new innovative products and by expanding within the existing customer base in North America, plus geographic expansion in Europe. Several major new product platforms have been launched in the first half of 2006, including the Dirt Devil® Reaction™ in North America, which delivers "no loss of suction" with the D2 Dual-Cyclonic Technology™ filtration system.

Operationally, we will manage through the existing material cost pressures with new products and leveraging our scale efficiencies. We continue to be globally competitive, revising our production model to focus on the value added product categories and new product expansion opportunities and to initiate outsourcing on commodity categories. All our geographic markets in the Floor Care Appliances business will benefit from continued efforts on cost reductions and production synergies from our manufacturing facilities based in Asia. Our ability to maximize product innovations across all brands will continue to deliver consumer value in each market.

LASER & ELECTRONIC PRODUCTS

DIVISIONAL TURNOVER
HK$ million


2005
656
2004
701
2003
511
2002
227
2001
164

- Turnover decreased by 6.5% to HK$656 million
- Accounting for 2.9% of total Group turnover
- Operating profit margin improved to 21.2%

The Laser and Electronic Products business remained focused on creating growth opportunities with new product development efforts. We have launched several innovative laser leveling tools and expanded the ODM electronic infant care product platform. Our investments in manufacturing automation and plastic molding capacity improved our cost position, helping to offset rising raw material prices.

Turnover decreased by 6.5% to HK$656 million, accounting for 2.9% of total Group revenue. Operating profits decreased 4.6% to HK$139 million and operating profit margin grew from 20.8% in 2004 to 21.2% in 2005.


RYOBI
MODE
RYOBI
RYOBI
RYOBI

We offer a comprehensive range of measuring and sensor hand held tools under Ryobi®, utilizing the latest ultrasonic and laser technologies.



Innovative 2-channel rechargeable baby monitors provide clear range of 400 ft for added mobility and with 7 soundlights allow parents to see baby's activity.

The MultiTASKit™ under Ryobi® provides multiple DIY jobsite and hobbyist solutions. Utilizing the award winning AIRgrip™ revolutionary vacuum technology, making home repairs and projects a one-person job.










RYOBI

Review

Turnover declined for the full year despite a strong first half. We experienced a difficult second half due to competition in both the laser measurement and solar light markets. Even with the negative turnover impact, our margin improved compared to the same period last year, thanks to our continuous focus to improve operational efficiency and to introduce new products with higher margins.

For the laser leveling platform, we continued to build on the revolutionary AIRgrip™ technology and introduced the MultiTASKit™ under Ryobi® in September. The MultiTASKit™ includes the MultiTASKit™ body, which houses the AIRgrip™ vacuum technology, and four attachments that are designed to make home repairs and projects a one-person job. The high profile introduction and aggressive promotion of our laser products helped establish the Ryobi® brand as a leader in laser measurement tools.

Outlook

The Laser and Electronic Products business had exhibited strong growth over the past few years due to industry leading innovation with products that captured the imagination of end users. Going forward, we expect growth to slow from a high base. With a focus on developing tools for the Group's power tool brands and expanding the ODM business, we will maintain R&D efforts to deliver unique, solution-driven products and continue to invest in enhancing our manufacturing expertise. The expansion and added capabilities of our manufacturing investments will deliver increased opportunities for new product development and ODM partnerships.

BOARD OF DIRECTORS



From left : Roy Chi Ping Chung JP, Patrick Kin Wah Chan, Horst Julius Pudwill, Frank Chi Chung Chan

Group Executive Directors

Horst Julius Pudwill MSc

Chairman and Chief Executive Officer

Mr Horst Julius Pudwill, aged 60, a founding partner of TTI, has been the Chairman and Chief Executive Officer since 1985. He is responsible for the formulation of TTI's strategic vision, focusing on the continual growth and profitable development of the Group's organization, products and services. He is active in aligning the activities of the Group with customer needs.

His background includes a Master's Degree in Engineering and a General Commercial Degree, together with extensive experience in international business.

Roy Chi Ping Chung JP, MSc

Group Managing Director

Mr Roy Chi Ping Chung, aged 54, a co-founder of TTI, has been the Group Managing Director since 1985. He is responsible for the corporate and business management of the Group. He holds a Master of Science Degree in Engineering Business Management from the University of Warwick.

He was appointed as Justice of Peace by the Hong Kong SAR Government effective on 1st July, 2005. Mr Chung won the 1997 HK Young Industrialists Award, and is currently Deputy Council Chairman of Hong Kong Polytechnic University, Vice-Chairman of the Federation of Hong Kong Industries, President of Hong Kong Young Industrialist Council Limited, a non-official member of Committee on Economic Development and Economic Cooperation with the Mainland – Commission on Strategic Development, a member of Home Affairs Bureau – Sports Commission, Council Member of Vocational Training Council, Chairman of Electronics / Electrical Appliances Industry Advisory Committee of HK Trade Development Council, Vice-Chairman of Employers' Federation of Hong Kong, Elected Council Member and Executive Committee Member of Hong Kong Management Association, a member of the Advisory Board for Lingnan University's Faculty of Business, Director of the HK Safety Institute Ltd & HK Standards & Testing Centre Ltd, Director of HK Applied Science and Technology Research Institute Co. Ltd (ASTRI), Vice-Chairman of the Governing Board of the Dongguan City Association of Enterprises with Foreign Investment. He is also an Independent Non-executive Director of Kin Yat Holdings Ltd and Daka Designs Limited.

Patrick Kin Wah Chan FCCA, FCPA, APVC

Operations Director

Mr Patrick Kin Wah Chan, aged 46, joined the Group in 1988 and was appointed as Executive Director in 1990. He is now in charge of the manufacturing operations of the Group.

Mr Chan is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of The Professional Validation Council of Hong Kong Industries, Executive Committee Member of the Hong Kong Electrical Appliances Manufacturers Association.

Frank Chi Chung Chan CPA

Group Chief Financial Officer

Mr Frank Chi Chung Chan, aged 52, joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and financial management of the Group.



From left : Joel Arthur Schleicher, Vincent Ting Kau Cheung, Manfred Kuhlmann, Christopher Patrick Langley

Mr Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong. He is currently an Independent Non-executive Director of Gold Peak Industries (Holdings) Limited, a company listed on The Stock Exchange of Hong Kong Limited and an Independent Director of Tsit Wing International Holdings Limited, a company listed on The Singapore Exchange Securities Trading Limited.

Non-executive Director

Vincent Ting Kau Cheung

Non-executive Director

Mr Cheung, aged 64, was appointed as a Director in 1991. He is a Non-executive Director of Gold Peak Industries (Holdings) Limited and Paul Y. – ITC Construction Holdings Limited, both listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Mr Cheung is a graduate in law from University College, London and has been a practising solicitor since 1970. He is qualified to practise law in Hong Kong and the UK and he is now the Managing Partner of Vincent T. K. Cheung, Yap & Co.

Independent Non-executive Directors

Christopher Patrick Langley

OBE

Independent Non-executive Director

Mr Christopher Patrick Langley, aged 61, was appointed as an Independent Non-executive Director in 2001. He was formerly an Executive Director of The Hongkong and Shanghai Banking Corporation Ltd. Mr Langley holds directorships in a number of publicly-listed companies and maintains close ties with the business community in Hong Kong.

Joel Arthur Schleicher CPA, BSB

Independent Non-executive Director

Mr Joel Arthur Schleicher, aged 54, was appointed as an Independent Non-executive Director in 1998. He has 28 years of management experience in the manufacturing and technology / telecom services sectors.

Mr Schleicher is currently Chairman and CEO for Integrated Solutions, Inc. and previously Chairman and CEO of Interpath Communications, Inc.; CEO of Expanets, Inc. and President and COO of Nextel Communications, Inc. He presently serves on the Board of Directors of several domestic and international companies. He is also involved with private equity firms, serving as their consultant and advisor.

Manfred Kuhlmann

Independent Non-executive Director

Mr Kuhlmann, aged 61, was appointed as an Independent Non-executive Director in 2004. He was General Manager of Dresdner Bank AG Hong Kong Branch between 1994 and 1998 and General Manager of Dresdner Bank AG Dubai before he retired in August 2004. Mr Kuhlmann is a graduate of the Banking Academy, Hamburg and has extensive experience in the finance and banking industry. He is currently an independent financial advisor to customers in various industries in Europe.

GLOBAL MANAGEMENT



Asia

Techtronic Industries Co. Ltd.

David Butts
Group Senior Vice President
Joined 1998

Clarence Chi Hong Chan
Group Controller
Joined 1995

Alex Chunn
Vice President – Concept Development
Joined 1999

James Gough
Head of Internal Audit
Joined 2005

Dr jur. Matthias Hartz
Senior Vice President – Corporate Affairs
Joined 2003

Marc Hill
Divisional Senior Vice President
– Portable Electric Tools and Accessories
Joined 2006

Dr Thomas James
Senior Vice President
– Engineering, Global Power Tools
Joined 2005

Simon I-Nan Lin
Vice President – Sourcing and Procurement
Joined 2000

Edmund Tak Man Li
Treasurer
Joined 2005

Stephan Pudwill
Director – Business Development
Joined 2004

Wong Sakh Hong
Vice President – Manufacturing
Joined 2005

Techtronic Appliances (Hong Kong) Ltd.

Seth Peterson
Vice President – Floor Care Appliances
Joined 2005

Gimelli Laboratories Co. Ltd.

Bruno Gimelli
Executive Director
Joined 1991

Raymond Kwok Chung Lee
Managing Director
Joined 1982

Solar Wide Industrial Ltd.

Hughes Sanoner
President and Chief Executive Officer
Joined 1991



North America

Techtronic Industries North America, Inc.

Jeff Dils
President – Power Tools and Accessories
Joined 2000

Philippe Buisson
Chief Financial Officer
Joined 2000

Robert Freitag
President – Business Development
Joined 2000

Lee Sowell
President – Outdoor Power Equipment
Joined 2001

Norman MacDonald
Senior Vice President – Operations
Joined 2003

Ken Brazell
Vice President – Concept Development
Joined 2000

Milwaukee Electric Tool Corporation

Harry Peterson
Chief Operating Officer
Joined 2005

Patricia Grisham
Vice President Finance and Chief Financial Officer
Joined 2005

Royal Appliance Mfg. Co.

Paul D'Aloia
President
Joined 2005



Europe

A & M Electric Tools GmbH

Horst Garbrecht
Vice President – Operations
Joined 2005

Stefan Duer
Vice President – Marketing and Sales
Joined 2005

DreBo Werkzeugfabrik GmbH

Markus Dreps
Managing Director
Joined 2005

Ryobi Technologies SAS

Michel Violleau
President
Joined 2001

Ryobi Technologies GmbH

Walter Eichinger
Managing Director
Joined 2001

Ryobi Technologies (UK) Ltd.

Mark Pearson
Managing Director
Joined 2002

Royal Appliance International GmbH

Ralf Lindner
Managing Director and Chief Executive Officer
Joined 1995

Vax Ltd.

Simon Lawson
Managing Director
Joined 2003



Australasia

Techtronic Industries Australia Pty Ltd.

Techtronic Industries N.Z. Ltd.

Herbert Hermens
Managing Director
Joined 2006

Vax Appliances (Australia) Pty Ltd.

Eddy Baroni
Executive Chairman
Joined 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Results

Result Analysis

The Group reported a 37.1% growth in turnover to HK$22.36 billion for the year as compared to HK$16.30 billion reported last year. Net profit amounted to HK$1,019 million, an increase of 10.0% on HK$926 million reported in 2004.

EBITDA increased by 33.6% to HK$1.99 billion, representing a margin of 8.9%. Included in the EBITDA were non-recurring restructuring charges of HK$62 million. Excluding these non-recurring charges, EBITDA margin was at 9.2%, improved from 9.1% in 2004.

Basic earnings per share were at HK73.53 cents after accounted for the dilution effect of the placement of 96 million new shares on 8th September, 2005 as compared to HK69.28 cents in 2004, as restated.

Gross Margin

Gross margin continued to improve to 31.0% as compared to 30.3% reported last year despite continual pricing pressure on raw materials during the year. The improvement was the result of favorable product portfolio, introduction of new products from current and newly acquired business and continuous cost improvement programs at all levels within the Group.

Selling, Distribution, Advertising and Warranty Expenses

Selling, distribution, advertising and warranty expenses efficiency improved from 11.8% of turnover in 2004 to 11.3% for the period under review. The improvement was contributed by the cost synergies created from the integration of the newly acquired operations and further rationalization of the Group's cost structure.

The Group's own brand business now accounted for 80.0% of total turnover as compared to 72.2% reported last year. This is in line with the Group's long-term strategy to increase its own brand business.

Research and Development Expenses

Product innovation remains the Group's major focus to sustain growth momentum and to enhance profitability. In 2005, the Group invested HK$492 million, representing 2.2% of turnover, as compared to HK$339 million, or 2.1% of turnover in 2004.

Administrative Expenses

Administrative expenses increased by HK$892 million to HK$2,443 million, representing 10.9% of 2005 turnover as compared to 9.5% in 2004. The increase was mainly due to the full year consolidation of the acquired operations in 2005, which were less efficient than the Group's existing business. Included in the expenses were non-recurring restructuring charges as we began the relocation and integration of the Milwaukee® and AEG® production operations to the Group's China plants. The charges amounted to HK$62 million in 2005. The relocation and integration will create additional savings and synergies which will commence to accrue from 2006 onwards, and will result in improvement of margins in relation to such products transferred and overall efficiency and cost improvements within the Group.

Taxation

Effective tax rate for the year was 13.0% compared to 10.1% in 2004 as a result of the profits generated from higher tax jurisdiction and acquisition. The Group will continue to focus on improving tax efficiencies.

Bank Borrowings

The Group continues to maintain a well balanced and carefully structured loan portfolio to support its long-term growth strategy and is also able to secure additional financing at favorable terms. Taking advantage of the low interest rate environment, the Group tapped into the capital market with two transactions in first quarter 2005 through its wholly owned entity in the United States. The Group placed US$200 million fixed interest rate Notes in two tranches, of US$150 million for 10 years at 5.44% per annum, and US$50 million for 7 years at 5.17% per annum, with private investors in the United States. Another US$200 million LIBOR-based floating rate transferable term loan was arranged through an elite group of financial institutions for a 3-year period extendable to 5 years. Both issues received overwhelming support and were successfully placed in March 2005. The proceeds were used to refinance existing bank borrowings.

Foreign Exchange Risk Management

The Group's major borrowings including the ones issued during the period are in US Dollars and HK Dollars. Other than the fixed interest rate Notes, all borrowings are either LIBOR or Hong Kong best lending rates based. As the Group's major revenues are in US Dollars, there is a natural hedge mechanism in place and currency exposure is relatively low. To enhance overall risk management for its expansion, the Group had already strengthened its treasury management capability and will closely monitor and manage its currency and interest rate exposure.

Liquidity and Financial Resources

Shareholders' Funds

Total shareholders' funds amounted to HK$6,112 million as at 31st December, 2005, representing an increase of over 77.0% from HK$3,454 million as reported last year. Book value per share, after the share placement and options exercised during the year, increased from HK$2.55 to HK$4.18.

Financial Position

As at 31st December, 2005, the Group's net gearing expressed as a percentage of total net borrowing to equity attributable to shareholders of the Company was at 68.3% (2004 as restated : 32.1%). The change was a result of the Milwaukee®, AEG® and Drebo® acquisitions which was fully funded by both internal resources and borrowing.

Net interest expenses amounted to HK$293 million, an increase of HK$195 million as compared to same period last year. The increase was due to additional borrowings for acquisition, expanded operation and the effective interest expense, a non-cash item, on the liability component of the convertible bonds in accordance with HKAS39. Interest coverage, expressed as a multiple of EBIT to total net interest remained at a healthy level of 5.0 times (2004 as restated : 11.6 times).

Working Capital

The Group's net current assets increased by HK$1.06 billion to HK$4.89 billion as compared to last year. Current ratio further improved to 1.66 from 1.49 in 2004.

Total inventory value increased by HK$1.18 billion as a result of the acquisition completed at the beginning of the year. Average inventory days improved by 4 days from 59 days to 55 days. Average finished goods inventory days improved from 42 days to 38 days while raw material and work in progress turnover days remained stable at 17 days. The effect of the inventory re-alignment program by the Group's major customers had no negative impact on the inventory level as the Group manages a very flexible and efficient procurement and manufacturing operation.

Trade receivables turnover period improved by 7 days from 53 days to 46 days. The Group did not experience any material bad debts that required writing off in 2005.

Trade and other payable days were at 53 days as compared to 56 days last year.

Capital Expenditure

Capital expenditure for the year amounted to HK$597 million. Excluding the land acquired for the China plant expansion, the capital expenditure during the year on operating assets was in line with the group's capital appropriation guidelines.

Capital Commitment and Contingent Liability

As at 31st December, 2005, total capital commitment amounted to HK$269 million (2004 : HK$154 million) and there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to any encumbrance.

Acquisition

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG® " as well as "DreBo® " accessories businesses, ("the Acquired Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Acquired Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Acquired Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). On 31st October, 2005, the Group and ATCO concluded that there will be no adjustments to the purchase price and the acquisition completed.

The acquisition strengthens the Group's brand profile, product offerings and distribution network in the global power tool industry, particularly in the US and Europe.

The Group is moving forward with its integration plans to reap the synergistic benefits in engineering, manufacturing and the supply chain for our operations. Leveraging the strengths of the combined business, the Group will be able to compete more effectively in the global power tool industry and to further enhance its leadership position.

New Shares Placement

On 8th September, 2005, the Group placed an aggregate of 96 million shares to independent investors at a price of HK$19.25 per share. The new shares placed represented approximately 7.05% of the issued share capital of the Company of 1,361,898,652 shares at the date of placement and approximately 6.58% of the issued capital of the Company of 1,457,898,652 shares as enlarged by the placement.

The net proceeds approximated to HK$1,815 million have been used to repay existing debts and for general working capital purposes.

Major Customers and Suppliers

For the year ended 31st December, 2005

i. The Group's largest customer and five largest customers accounted for approximately 36.8% and 52.4% respectively of the Group's total turnover.

ii. The Group's largest supplier and five largest suppliers accounted for approximately 2.7% and 12.1% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

According to the knowledge of the directors, none of the Directors, their associates or any shareholders who owned more than 5% of TTI's share capital had any interest in the five largest customers or suppliers.

Human Resources

The Group employed a total of 22,053 employees (2004: 21,549 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$2,533 million as compared to HK$1,390 million same period last year. The increase was due to the expansion of the Group's operations and the newly acquired business.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

Purchase, Sales or Redemption of Shares

There has been no purchase, sales or redemption of shares of the Company by the Company or any of its subsidiaries during the year.

Audit Committee

An Audit Committee was established in 1999, and on 11th April, 2006 the Board adopted written terms of reference for the role and function of the Audit Committee, which are published on the Group's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Group.

The Audit Committee is comprised of the Board's three independent Non-executive Directors, and is chaired by Mr Joel Arthur Schleicher. All members of the Audit Committee have professional, financial or accounting qualifications.

Review of Financial Statements

The Audit Committee has reviewed with senior management of the Group and the Group's external auditors, Messrs. Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the audited consolidated financial statements for the year ended 31st December, 2005. The Board of Directors of the Company (the "Board") acknowledges its responsibility for the preparation of the accounts of the Group.

Code on Corporate Governance Practices

The Group confirms that it has complied with all material provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules, save that:

1. The roles of Chairman and the Chief Executive Officer are both performed by Mr Horst Julius Pudwill. The Group does not currently propose to separate the functions of Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support and experience of Mr Pudwill.

2. The Board formally adopted written procedures on 11th April, 2006 to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the Group. The work of the Audit Committee will include reviewing on an ongoing basis the Group's internal controls and the delegation and reporting procedures between the Board and senior management.

3. None of the Directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of TTI. Under Article 103 of the Articles of Association of TTI, one third of the Board must retire by rotation at each Annual General Meeting and, if eligible, offer themselves for re-election.

Model Code for Securities Transactions by Directors

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Group confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Group's shares, and which is now published on the Group's website (www.ttigroup.com).

Dividend

The Directors recommend a final dividend of HK12.60 cents per share. Subject to the approval of the shareholders at the Annual General Meeting to be held on 22nd May, 2006. The final dividend will be paid to shareholders listed on the register of members of the Company on 16th June, 2006. It is expected that the final dividend will be paid on or about 28th July, 2006. This payment together with the interim dividend of HK6.00 cents per share paid on 30th September, 2005, makes a total payment of HK18.60 cents per share for 2005.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 12th June, 2006 to Friday, 16th June, 2006, both days inclusive. In order to qualify for the final dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00p.m. on Friday, 9th June, 2006.

Dividend warrants will be despatched on or around 28th July, 2006 subject to shareholders' approval of payment of the final dividend having been obtained at the Annual General Meeting.

CORPORATE GOVERNANCE REPORT

The Board of Directors

The Board of Directors of the Group (the "Board") assumes responsibility for the management of the Group's affairs, and concentrates on matters affecting the Group's overall strategic policies, finances, shareholder interests and corporate governance. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

The Directors of the Group during the year and up to the date of this report were:

Group Executive Directors

Mr Horst Julius Pudwill, *Chairman and Chief Executive Officer*
Mr Roy Chi Ping Chung JP, *Group Managing Director*
Mr Kin Wah Chan
Mr Chi Chung Chan

Non-executive Director

Mr Vincent Ting Kau Cheung

Independent Non-executive Directors

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

The Board meets regularly, and all members of the Board are given complete and reliable information in relation to the affairs of the Group, and receive the support from and access to the Company Secretary in respect of all meetings of the Board. Each Director is afforded access, on his request, to senior management of the Group and to independent legal advice. All Directors receive briefings and professional development training as necessary to ensure a proper understanding of the business of the Group and their responsibilities under statute and at common law.

The Board held four meetings at approximately quarterly intervals during 2005, and the table below sets out the attendance record of each Director:

Category of Director	Name of Director	Attendance Record
Group Executive Directors	Mr Horst Julius Pudwill	4/4
	Mr Roy Chi Ping Chung JP	4/4
	Mr Kin Wah Chan	4/4
	Mr Chi Chung Chan	4/4
Non-executive Director	Mr Vincent Ting Kau Cheung	2/4
Independent Non-executive Directors	Mr Joel Arthur Schleicher	4/4
	Mr Christopher Patrick Langley	3/4
	Mr Manfred Kuhlmann	4/4

More than one third of the Board comprises Independent Non-executive Directors. The Company has received confirmation from each Independent Non-executive Director of his continuing independence under the Listing Rules, and the Board considers each of them to be independent. None of the Directors is related to each other. Each of the Independent Non-executive Directors has professional, financial or accounting qualifications.

No service contract has been entered into between the Company and any of the Directors. No casual vacancies on the Board occurred during 2005 or to the date of this report.

The auditors of the Group are Deloitte Touche Tohmatsu, and in 2005, Deloitte Touche Tohmatsu provided the following services to the Group:

Nature of Services	Amount (HK$ million)
External Audit Services	14.5
Taxation Consultancy Services	0.3
Other Consultancy Services	0.6

Deloitte Touche Tohmatsu are also the tax advisers of Hong Kong companies of the Group. The other consultancy services provided by Deloitte Touche Tohmatsu comprised an internal control review of the operations of a joint venture.

The Group confirms that it has complied with all material provisions of the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules, save that:

1. The roles of Chairman and the Chief Executive Officer are both performed by Mr Horst Julius Pudwill. The Group does not currently propose to separate the functions of Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support and experience of Mr Pudwill.

2. The Board formally adopted written procedures on 11th April, 2006 to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the Group. The work of the Audit Committee will include reviewing on an ongoing basis the Group's internal controls and the delegation and reporting procedures between the Board and senior management.

3. None of the Directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of TTI. Under Article 103 of the Articles of Association of TTI, one third of the Board must retire by rotation at each Annual General Meeting and, if eligible, offer themselves for re-election.

Code for Securities Transactions

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Group confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Group's shares, and which is now published on the Group's website (www.ttigroup.com).

Committees of the Board

Audit Committee: An Audit Committee was established in 1999, and on 11th April, 2006 the Board adopted written terms of reference for the role and function of the Audit Committee, now published on the Group's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Group.

The Audit Committee is comprised of the three Independent Non-executive Directors, and is chaired by Mr Joel Arthur Schleicher. Each member of the Audit Committee has professional, financial or accounting qualifications.

The Audit Committee held three meetings during 2005, and the table below sets out the attendance record of each member:

Category of Director	Name of Director	Attendance Record
Independent Non-executive Directors	Mr Joel Arthur Schleicher	3/3
	Mr Christopher Patrick Langley	2/3
	Mr Manfred Kuhlmann	3/3

The Audit Committee has committed to four regularly scheduled meetings during 2006.

An Internal Audit ("IA") function was established in 2005 under terms of reference approved by the Audit Committee to actively monitor and participate in the improvement of the Group risk management and internal control framework. The Head of IA reports directly to the Audit Committee on audit matters and to the Chief Executive Officer on administration matters. IA uses a risk-assessment approach to establish its annual audit plan. The 2006 audit plan was submitted to and approved by the Audit Committee in August 2005. Independent reviews of different financial, business and functional operations and activities will be conducted with audit resources being focused on higher risk areas. Ad hoc reviews may also be conducted on areas of concern identified by the Audit Committee and management.

The Audit Committee has reviewed with senior management of the Group and the Group's external auditors, Messrs. Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the consolidated financial statements.

Remuneration Committee: A Remuneration Committee was established during 2005, and on 11th April, 2006 the Board adopted written terms of reference for the role and function of the Remuneration Committee, now published on the Group's website (www.ttigroup.com). The role and function of the Remuneration Committee is to assist the Board in developing and administering a fair and transparent procedure for setting policy on the overall human resources strategy of the Group and the remuneration of directors and senior management of the Group, and for determining their remuneration packages, on the basis of their merit, qualifications and competence, and having regard to the Company's operating results, individual performance and comparable market statistics. The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme is set out in note (42) to the financial statements.

The Remuneration Committee is comprised of three members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley and Mr Manfred Kuhlmann (Independent Non-executive Directors). The Remuneration Committee did not hold any meetings during 2005, but has committed to meeting twice during 2006.

Nomination Committee: A Nomination Committee was established in April 2006, and the Board adopted written terms of reference for the role and function of the Nomination Committee, now published on the Group's website (www.ttigroup.com). The role and function of the Nomination Committee is to ensure a fair and transparent process of Board appointments, and in particular to assist the Board to identify suitable candidates and make recommendations for consideration of the Board and shareholders.

The Nomination Committee is comprised of three members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley and Mr Manfred Kuhlmann (Independent Non-executive Directors). The Nomination Committee has committed to meeting twice during 2006.

Investor Relations and Shareholder Communications

The Group understands the importance of maintaining effective communication with our shareholders and the investment community. The Board has adopted a Policy on Market Disclosure, Investor Relations and Shareholder Communications, now published on the Group's website (www.ttigroup.com), to ensure that the Group complies with its disclosure obligations under the Listing Rules and other applicable laws and regulations, and that all shareholders and potential investors have an equal opportunity to receive and obtain externally available information issued by TTI.

DIRECTORS' REPORT

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31st December, 2005.

Principal Activities

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products.

The principal activities of the principal subsidiaries and associates are set out in Notes 45 and 46 to the financial statements, respectively.

Results and Appropriations

The results of the Group for the year ended 31st December, 2005 are set out in the consolidated income statement on page 62.

An interim dividend of HK 6.00 cents per share amounting to HK$81,818,000 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of HK 12.60 cents per share to the shareholders on the register of members on 16th June, 2006, amounting to approximately HK$184,177,000.

Property, Plant and Equipment

The Group continued to expand its business, and during the year spent approximately HK$178,914,000 on moulds and tooling and acquired office equipment, furniture and fixtures of approximately HK$112,911,000, and plant and machinery of approximately HK$127,517,000. In addition, property, plant and equipment with an aggregate net book value of approximately HK$934,465,000 were acquired as a result of the acquisition of subsidiaries. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in Note 17 to the financial statements.

Share Capital

During the year, the Company issued 96,000,000 shares of HK$0.1 each at a price of HK$19.25 per share, with a total consideration of approximately HK$1,848,000,000, pursuant to placement and subscription arrangements. The Company also issued shares of HK$0.1 each at a total consideration of approximately HK$119,642,000 pursuant to the exercise of share options granted by the Company. Details of movements in the share capital of the Company during the year are set out in Note 34 to the financial statements.

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Directors

The directors of the Company during the year and up to the date of this report were:

Group Executive Directors:

Mr Horst Julius Pudwill, *Chairman and Chief Executive Officer*
Mr Roy Chi Ping Chung JP, *Group Managing Director*
Mr Kin Wah Chan
Mr Chi Chung Chan

Non-executive Director:

Mr Vincent Ting Kau Cheung
Dr Akio Urakami (resigned on 1st September, 2005)

Independent Non-executive Directors:

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

In accordance with Article 103 of the Company's Articles of Association, Messrs Kin Wah Chan, Chi Chung Chan and Joel Arthur Schleicher will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Terms of Office of Non-executive Directors and Independent Non-executive Directors

The term of office for each of the Non-executive Directors and Independent Non-executive Directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

Directors' and Chief Executive's Interests in Shares

As at 31st December, 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Name of directors	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives) [1]	Interests in underlying shares pursuant to equity derivatives [1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	Beneficial owner	76,554,000	26,688,000	326,661,794	22.35%
	Interest of spouse	760,000	–	–	
	Interest of controlled corporation	222,659,794[2]	–	–	
Mr Roy Chi Ping Chung JP	Beneficial owner	113,541,948	13,824,000	164,576,978	11.26%
	Interest of spouse	136,000	–	–	
	Interest of controlled corporation	37,075,030[3]	–	–	
Mr Kin Wah Chan	Beneficial owner	–	1,000,000	1,000,000	0.07%
Mr Chi Chung Chan	Beneficial owner	–	3,000,000	3,000,000	0.21%
Mr Vincent Ting Kau Cheung	Beneficial owner	1,920,000	–	1,920,000	0.13%
Mr Joel Arthur Schleicher	Beneficial owner	200,000	400,000	600,000	0.04%
Mr Christopher Patrick Langley	Beneficial owner	400,000	300,000	700,000	0.05%
Mr Manfred Kuhlmann	Beneficial owner	–	100,000	100,000	0.01%

Directors' and Chief Executive's Interests in Shares

(continued)

Notes:

(1) Interests in shares and underlying shares stated above represent long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Company, details of which are separately disclosed in the section headed "Share Options" below.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited *	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited * in which Mr Roy Chi Ping Chung JP has a beneficial interest.

* Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung JP.

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 31st December, 2005.

Share Options

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 25th May, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share Options *(continued)*

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B") *(continued)*

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme will expire on 27th March, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Name of directors	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	–	–	–	25,728,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	Scheme C	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
Mr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	–	–	–	12,864,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	Scheme C	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
Mr Kin Wah Chan	25.2.2004	Scheme C	1,000,000	–	1,000,000	–	–	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	Scheme C	1,000,000	–	–	–	1,000,000	12.5250	1.3.2004 – 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	–	–	–	1,000,000	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	Scheme C	500,000	–	–	–	500,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	1,000,000	–	–	–	1,000,000	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	Scheme C	500,000	–	–	–	500,000	12.5250	1.3.2004 – 28.2.2009
Dr Akio Urakami	25.2.2004	Scheme C	300,000	–	300,000	–	–	12.1700	25.2.2004 – 24.2.2009
Mr Vincent Ting Kau Cheung	30.4.2002	Scheme C	400,000	–	400,000	–	–	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	Scheme C	300,000	–	300,000	–	–	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	100,000	–	–	12.1700	25.2.2004 – 24.2.2009
Mr Joel Arthur Schleicher	30.4.2002	Scheme C	200,000	–	100,000	–	100,000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	Scheme C	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Mr Christopher Patrick Langley	17.7.2003	Scheme C	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
Total for directors			47,412,000	100,000	2,200,000	–	45,312,000		

	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	23.7.2001	Scheme B	600,000	–	300,000	–	300,000	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	Scheme C	2,880,000	–	1,000,000	–	1,880,000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	Scheme C	1,000,000	–	500,000	–	500,000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	Scheme C	8,295,000	–	4,793,000	20,000	3,482,000	7.6250	17.7.2003 – 16.7.2008
	1.9.2003	Scheme C	40,000	–	40,000	–	–	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	Scheme C	204,000	–	–	–	204,000	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	Scheme C	148,000	–	148,000	–	–	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	Scheme C	11,026,000	–	3,995,000	64,000	6,967,000	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	Scheme C	200,000	–	–	–	200,000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	Scheme C	300,000	–	–	–	300,000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	Scheme C	200,000	–	–	–	200,000	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	Scheme C	40,000	–	40,000	–	–	11.5000	25.6.2004 – 24.6.2009
	10.8.2004	Scheme C	400,000	–	400,000	–	–	11.3000	10.8.2004 – 9.8.2009
	18.8.2004	Scheme C	60,000	–	–	–	60,000	11.2500	18.8.2004 – 17.8.2009
	2.10.2004	Scheme C	1,000,000	–	–	–	1,000,000	15.3500	2.10.2004 – 1.10.2009
	13.12.2004	Scheme C	250,000	–	–	–	250,000	15.7100	13.12.2004 – 12.12.2009
	17.1.2005	Scheme C	–	150,000	–	–	150,000	16.5200	17.1.2005 – 16.1.2010
	7.2.2005	Scheme C	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
	7.4.2005	Scheme C	–	200,000	–	–	200,000	17.2100	7.4.2005 – 6.4.2010
	27.4.2005	Scheme C	–	25,000	–	–	25,000	17.6600	27.4.2005 – 26.4.2010
	10.5.2005	Scheme C	–	200,000	–	–	200,000	17.2000	10.5.2005 – 9.5.2010
	1.6.2005	Scheme C	–	20,000	–	–	20,000	17.4200	1.6.2005 – 31.5.2010
	17.6.2005	Scheme C	–	250,000	–	–	250,000	17.9500	17.6.2005 – 16.6.2010
	27.6.2005	Scheme C	–	500,000	–	–	500,000	19.2000	27.6.2005 – 26.6.2010
Total for employees			26,643,000	1,445,000	11,216,000	84,000	16,788,000		
Total for all categories			74,055,000	1,545,000	13,416,000	84,000	62,100,000		

						Percentage to total Company's shares in issue at end of the year
Total under Scheme B	600,000	–	300,000	–	300,000	0.02%
Total under Scheme C	73,455,000	1,545,000	13,116,000	84,000	61,800,000	4.23%
Total	74,055,000	1,545,000	13,416,000	84,000	62,100,000	4.25%

Share Options *(continued)*

The closing prices of the Company's shares immediately before various dates of grant ranged from HK$16.35 to HK$18.70.

The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$16.52 to HK$19.97.

The fair values of the share options granted in current year measured at various dates of grant ranged from HK$3.78 to HK$4.71 per option.

The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
17.1.2005	3 years	35%	1.993%	1.5%
7.2.2005	3 years	35%	2.148%	1.5%
7.4.2005	3 years	35%	3.437%	1.5%
27.4.2005	3 years	35%	2.877%	1.5%
10.5.2005	3 years	35%	3.003%	1.5%
1.6.2005	3 years	35%	3.137%	1.5%
17.6.2005	3 years	35%	3.178%	1.5%
27.6.2005	3 years	35%	3.137%	1.5%

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders' Interests in Shares

As at 31st December, 2005, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares [1]	Approximate aggregate percentage of interests
FMR Corp. [2]	100,381,500	6.87%
Commonwealth Bank of Australia [3]	73,551,000	5.03%
JPMorgan Chase & Co. [4]	190,326,425	13.02%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The capacity of FMR Corp. in holding the 100,381,500 shares was as Investment Manager. These interests were indirectly held by FMR Corp. through its 100% controlled corporations, namely, Fidelity Management & Research Company (as to 80,510,300 shares) and Fidelity Management Trust Company (as to 19,871,200 shares).

(3) The following is a breakdown of the interests in shares of Commonwealth Bank of Australia:

Substantial Shareholders' Interests in Shares *(continued)*

Name	Remarks	Total interests in shares Direct interests	 Deemed interests	Approximate percentage of interests
Commonwealth Bank of Australia	(a)	–	73,551,000	5.03%
Colonial Ltd.	(b)	–	73,551,000	5.03%
Colonial Holding Company Limited	(b)	–	73,551,000	5.03%
Colonial Holding Company (No. 2) Pty Limited	(b)	–	73,551,000	5.03%
Commonwealth Insurance Holdings Limited	(b)	–	73,551,000	5.03%
The Colonial Mutual Life Assurance Society Ltd.	(b)	–	73,551,000	5.03%
Colonial First State Group Ltd.	(b)	–	73,551,000	5.03%
First State Investment Managers (Asia) Ltd.	(b)(c)	–	14,773,000	1.01%
First State Investment (UK Holdings) Limited	(b)(c)(d)	–	60,319,500	4.13%
Colonial First State Investments Limited	(b)(d)	2,697,500	–	0.18%
First State Investment (Bermuda) Limited	(b)(c)	–	14,773,000	1.01%
First State (Hong Kong) LLC	(b)(c)(e)	531,500	13,109,500	0.93%
First State Investment (Hong Kong) Limited	(b)(c)(e)	13,109,500	–	0.90%
First State Investments Holdings (Singapore) Limited	(b)(e)	–	5,124,500	0.35%
First State Investments (Singapore)	(b)(e)	5,124,500	–	0.35%
SI Holdings Limited	(b)(c)(d)	–	60,319,500	4.13%
First State Investment Management (UK) Limited	(b)(c)(d)	42,407,800	17,911,700	4.13%
First State Investments International Limited	(b)	17,911,700	–	1.23%

Remarks:

(a) Commonwealth Bank of Australia is listed on the Australian Stock Exchange. The capacity of Commonwealth Bank of Australia in holding the 73,551,000 shares was as Controlled Corporation.

(b) Colonial Ltd., Colonial Holding Company Limited, Colonial Holding Company (No. 2) Pty Limited, Commonwealth Insurance Holdings Limited, The Colonial Mutual Life Assurance Society Ltd., Colonial First State Group Ltd., First State Investment Managers (Asia) Ltd., First State Investment (UK Holdings) Limited, Colonial First State Investments Limited, First State Investment (Bermuda) Limited, First State (Hong Kong) LLC, First State Investment (Hong Kong) Limited, First State Investments Holdings (Singapore) Limited, First State Investments (Singapore), SI Holdings Limited, First State Investment Management (UK) Limited and First State Investments International Limited, were all direct or indirect subsidiaries of Commonwealth Bank of Australia and by virtue of the SFO, Commonwealth Bank of Australia was deemed to be interested in the shares held by these subsidiaries.

(c) The 42,407,800 shares and the 13,109,500 shares held directly by First State Investment Management (UK) Limited and First State Investment (Hong Kong) Limited respectively included 1,622,000 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investment (UK Holdings) Limited, SI Holdings Limited, First State Investment Managers (Asia) Ltd., First State Investment (Bermuda) Limited and First State (Hong Kong) LLC also included the 1,622,000 shares.

Substantial Shareholders' Interests in Shares *(continued)*

(d) The 42,407,800 shares and the 2,697,500 shares held directly by First State Investment Management (UK) Limited and Colonial First State Investments Limited respectively included 2,617,000 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investment (UK Holdings) Limited and SI Holdings Limited also included the 2,617,000 shares.

(e) The 5,124,500 shares and the 13,109,500 shares held directly by First State Investments (Singapore) and First State Investment (Hong Kong) Limited respectively included 3,992,500 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments Holdings (Singapore) Limited and First State (Hong Kong) LLC also included the 3,992,500 shares.

(4) The following is a breakdown of the interests in shares of JPMorgan Chase & Co.:

Name	Remarks	Total interests in shares Direct interests	Deemed interests	Approximate percentage of interests
JPMorgan Chase & Co.	(a)	–	190,326,425	13.02%
JPMorgan Chase Bank, N.A.	(b)	79,470,708	–	5.44%
JPMorgan Asset Management Holdings Inc.	(b)	–	110,855,717	7.58%
J.P. Morgan Investment Management Inc.	(b)	71,717	–	0.005%
JPMorgan Asset Management (Asia) Inc.	(b)	–	110,765,500	7.58%
JF International Management Inc.	(b)	963,500	–	0.07%
JF Asset Management (Singapore) Limited	(b)	3,300,000	–	0.23%
JF Asset Management Limited	(b)	103,358,000	3,144,000	7.29%
JF Funds Limited	(b)	–	3,144,000	0.22%
JF Asset Management (Taiwan) Limited	(b)	3,144,000	–	0.22%
JPMorgan Asset Management International Limited	(b)	–	18,500	0.001%
JPMorgan Asset Management Holdings (UK) Limited	(b)	18,500	–	0.001%

Remarks:

(a) JPMorgan Chase & Co. is listed on the New York Stock Exchange. The capacity of JPMorgan Chase & Co. in holding the 190,326,425 shares was, as to 110,855,717 shares, as Investment Manager and, as to 79,470,708 shares, as Custodian. The 190,326,425 shares included a lending pool of 79,470,708 shares.

Substantial Shareholders' Interests in Shares *(continued)*

(b) JPMorgan Chase Bank, N.A., JPMorgan Asset Management Holdings Inc., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (Asia) Inc., JF International Management Inc., JF Asset Management (Singapore) Limited, JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, JPMorgan Asset Management International Limited and JPMorgan Asset Management Holdings (UK) Limited, were all direct or indirect subsidiaries of JPMorgan Chase & Co. and by virtue of the SFO, JPMorgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 31st December, 2005.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended 31st December, 2005.

Donations

During the year, the Group made charitable and other donations totalling HK$5,472,000.

Auditors

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Horst Julius Pudwill
Chairman and Chief Executive Officer
Hong Kong
12th April, 2006

AUDITORS' REPORT

Deloitte.
德勤

To the members of
Techtronic Industries Company Limited
創科實業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 62 to 124 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
12th April, 2006

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000 (Note 47)	2004 US$'000 (As restated) (Note 47)
Turnover	8	**22,358,387**	16,304,140	**2,866,460**	2,090,274
Cost of sales		**(15,416,176)**	(11,363,394)	**(1,976,433)**	(1,456,845)
Gross profit		**6,942,211**	4,940,746	**890,027**	633,429
Other income		**46,630**	39,688	**5,978**	5,088
Interest income	9	**60,368**	52,772	**7,739**	6,766
Selling, distribution, advertising and warranty expenses		**(2,537,555)**	(1,916,812)	**(325,328)**	(245,745)
Administrative expenses		**(2,443,035)**	(1,551,024)	**(313,208)**	(198,850)
Research and development costs		**(492,234)**	(338,962)	**(63,107)**	(43,457)
Finance costs	10	**(353,041)**	(150,064)	**(45,262)**	(19,239)
Profit before share of results of associates and taxation		**1,223,344**	1,076,344	**156,839**	137,992
Share of results of associates		**(6,463)**	(845)	**(829)**	(108)
Profit before taxation		**1,216,881**	1,075,499	**156,010**	137,884
Taxation	11	**(157,714)**	(108,829)	**(20,220)**	(13,952)
Profit for the year	12	**1,059,167**	966,670	**135,790**	123,932
Attributable to:					
Equity holders of the parent		**1,018,984**	926,356	**130,638**	118,764
Minority interests		**40,183**	40,314	**5,152**	5,168
		1,059,167	966,670	**135,790**	123,932
Dividends paid	15	**251,469**	178,998	**32,240**	22,948
Earnings per share (HK/US cents)	16				
Basic		**73.53**	69.28	**9.43**	8.88
Diluted		**69.75**	66.87	**8.94**	8.57

CONSOLIDATED BALANCE SHEET

As at 31st December, 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000 (Note 47)	2004 US$'000 (As restated) (Note 47)
Assets					
Non-current assets					
Property, plant and equipment	17	**1,755,025**	879,846	**225,003**	112,801
Lease prepayment	18	**65,829**	4,772	**8,440**	612
Goodwill	19	**3,943,935**	653,504	**505,633**	83,783
Negative goodwill	20	**–**	(28,868)	**–**	(3,701)
Intangible assets	21	**1,461,453**	232,881	**187,366**	29,857
Interests in associates	24	**189,453**	160,442	**24,289**	20,569
Available-for-sale investments	25	**13,363**	–	**1,713**	–
Investments in securities	26	**–**	27,193	**–**	3,486
Deferred tax assets	37	**646,758**	329,711	**82,918**	42,271
Other assets		**2,195**	1,195	**281**	153
		8,078,011	2,260,676	**1,035,643**	289,831
Current assets					
Inventories	27	**3,971,216**	2,787,059	**509,130**	357,315
Trade and other receivables	28	**3,265,355**	2,762,156	**418,635**	354,123
Deposits and prepayments		**513,062**	382,421	**65,777**	49,028
Bills receivable		**431,121**	256,836	**55,272**	32,928
Tax recoverable		**68,544**	872	**8,788**	112
Trade receivables from associates		**1,310**	1,247	**168**	160
Bank balances, deposits and cash		**4,046,122**	5,452,057	**518,734**	698,982
		12,296,730	11,642,648	**1,576,504**	1,492,648
Current liabilities					
Trade and other payables	29	**3,590,699**	2,885,506	**460,346**	369,937
Bills payable		**550,964**	510,144	**70,636**	65,403
Warranty provision	30	**338,211**	241,375	**43,360**	30,946
Trade payable to an associate		**21,946**	21,593	**2,814**	2,768
Tax payable		**116,624**	105,092	**14,952**	13,473
Obligations under finance leases – due within one year	31	**18,107**	6,266	**2,321**	803
Discounted bills with recourse		**2,101,171**	3,208,964	**269,381**	411,406
Unsecured borrowings – due within one year	33	**673,277**	840,450	**86,317**	107,750
		7,410,999	7,819,390	**950,127**	1,002,486
Net current assets		**4,885,731**	3,823,258	**626,377**	490,162
Total assets less current liabilities		**12,963,742**	6,083,934	**1,662,020**	779,993

	Notes	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000 (Note 47)	2004 US$'000 (As restated) (Note 47)
Capital and Reserves					
Share capital	34	**146,172**	135,230	**18,740**	17,337
Reserves		**5,966,167**	3,318,586	**764,895**	425,461
Equity attributable to equity holders of the parent		**6,112,339**	3,453,816	**783,635**	442,798
Minority interests		**120,670**	82,032	**15,471**	10,517
Total equity		**6,233,009**	3,535,848	**799,106**	453,315
Non-current Liabilities					
Obligations under finance leases					
– due after one year	31	**125,467**	8,989	**16,086**	1,152
Convertible bonds	32	**1,078,307**	1,051,257	**138,244**	134,777
Unsecured borrowings – due after one year	33	**4,225,411**	1,446,292	**541,719**	185,422
Retirement benefit obligations	36	**786,337**	–	**100,812**	–
Deferred tax liabilities	37	**515,211**	41,548	**66,053**	5,327
		6,730,733	2,548,086	**862,914**	326,678
		12,963,742	6,083,934	**1,662,020**	779,993

The financial statements on pages 62 to 124 were approved and authorized for issue by the Board of Directors on 12th April, 2006 and are signed on its behalf by:

Chi Chung Chan
Group Executive Director

Roy Chi Ping Chung JP
Group Managing Director

BALANCE SHEET

As at 31st December, 2005

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Assets			
Non-current assets			
Property, plant and equipment	17	**196,832**	213,423
Lease prepayment	18	**4,643**	4,772
Intangible assets	21	**138,579**	3,825
Investments in subsidiaries	23	**551,396**	426,981
Interests in associates	24	**173,026**	139,166
Investments in securities	26	**-**	5,227
Other assets		**1,195**	1,195
		1,065,671	794,589
Current assets			
Inventories	27	**333,683**	491,189
Trade and other receivables	28	**42,362**	64,419
Deposits and prepayments		**195,605**	162,860
Bills receivable		**200,754**	96,615
Tax recoverable		**4,637**	-
Amounts due from subsidiaries		**5,608,841**	4,843,002
Bank balances, deposits and cash		**2,442,099**	3,642,497
		8,827,981	9,300,582
Current liabilities			
Trade and other payables	29	**878,734**	1,237,928
Bills payable		**482,758**	498,076
Amounts due to subsidiaries		**416,118**	872,150
Amounts due to associates		**21,946**	24,379
Tax payable		**-**	27,343
Obligations under finance leases – due within one year	31	**-**	586
Discounted bills with recourse		**1,557,483**	2,652,957
Unsecured borrowings – due within one year	33	**234,000**	407,333
		3,591,039	5,720,752
Net current assets		**5,236,942**	3,579,830
Total assets less current liabilities		**6,302,613**	4,374,419

	Notes	2005 HK$'000	2004 HK$'000 (As restated)
Capital and Reserves			
Share capital	34	**146,172**	135,230
Reserves	35	**5,057,800**	2,855,936
		5,203,972	2,991,166
Non-current Liabilities			
Convertible bonds	32	**1,078,307**	1,051,257
Unsecured borrowings – due after one year	33	**–**	312,000
Deferred tax liabilities	37	**20,334**	19,996
		1,098,641	1,383,253
		6,302,613	4,374,419

Chi Chung Chan
Group Executive Director

Roy Chi Ping Chung JP
Group Managing Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December, 2005

	Equity attributable to equity holders of the parent								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds equity reserve HK$'000 (As restated)	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000 (As restated)	Retained profits HK$'000 (As restated)	Total HK$'000 (As restated)	Minority interests HK$'000	Total equity HK$'000 (As restated)
At 1st January, 2004	132,497	672,083	–	45,519	–	1,662,785	2,512,884	46,374	2,559,258
Exchange differences on translation of overseas operations	–	–	–	25,979	–	–	25,979	(4,656)	21,323
Profit for the year	–	–	–	–	–	926,356	926,356	40,314	966,670
Total recognized income and expense for the year	–	–	–	25,979	–	926,356	952,335	35,658	987,993
Recognition of equity component of convertible bonds	–	–	31,920	–	–	–	31,920	–	31,920
Recognition of deferred tax liabilities on convertible bonds	–	–	(5,586)	–	–	–	(5,586)	–	(5,586)
Shares issued at a premium	2,733	138,528	–	–	–	–	141,261	–	141,261
Final dividend – 2003	–	–	–	–	–	(118,444)	(118,444)	–	(118,444)
Interim dividend – 2004	–	–	–	–	–	(60,554)	(60,554)	–	(60,554)
At 1st January, 2005	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
Effect of changes in accounting policies (Note 3)	–	–	–	–	–	28,868	28,868	–	28,868
At 1st January, 2005 as restated	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations	–	–	–	(76,622)	–	–	(76,622)	(1,545)	(78,167)
Share of reserve of an associate	–	–	–	(1,081)	–	–	(1,081)	–	(1,081)
Profit for the year	–	–	–	–	–	1,018,984	1,018,984	40,183	1,059,167
Total recognized income and expense for the year	–	–	–	(77,703)	–	1,018,984	941,281	38,638	979,919
Shares issued at a premium	10,942	1,956,700	–	–	–	–	1,967,642	–	1,967,642
Transaction costs attributable to issue of new shares	–	(34,502)	–	–	–	–	(34,502)	–	(34,502)
Recognition of equity-settled share based payments	–	–	–	–	6,703	–	6,703	–	6,703
Final dividend – 2004	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
Interim dividend – 2005	–	–	–	–	–	(81,818)	(81,818)	–	(81,818)
At 31st December, 2005	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2005

	Note	**2005**	2004	**2005**	2004
		HK$'000	HK$'000	US$'000	US$'000
			(As restated)		(As restated)
				(Note 47)	(Note 47)
Operating Activities					
Profit before taxation		**1,216,881**	1,075,499	**156,010**	137,884
Adjustments for:					
Amortization/write off of intangible assets		**49,125**	8,692	**6,298**	1,114
Amortization of goodwill		**-**	35,263	**-**	4,521
Amortization of lease prepayment		**1,402**	128	**180**	16
Depreciation and amortization on property, plant and equipment		**471,178**	316,381	**60,407**	40,562
Employee share-based expense		**6,703**	–	**859**	-
Finance costs		**353,041**	150,064	**45,262**	19,239
Impairment loss of investment securities recognized		**13,830**	14,226	**1,773**	1,825
Interest income		**(60,368)**	(52,772)	**(7,739)**	(6,766)
(Profit) loss on disposal of property, plant and equipment		**(2,690)**	1,882	**(345)**	241
Release of negative goodwill to income		**-**	(4,307)	**-**	(552)
Share of the result of associates		**6,463**	845	**828**	108
Operating cash flows before movements in working capital		**2,055,565**	1,545,901	**263,533**	198,192
Increase in inventories		**(361,469)**	(265,316)	**(46,342)**	(34,015)
Decrease (increase) in trade and other receivables, deposits and prepayments		**86,729**	(621,895)	**11,119**	(79,730)
Increase in bills receivable		**(103,654)**	(220,369)	**(13,289)**	(28,252)
Increase in trade receivables from associates		**(63)**	(1,199)	**(8)**	(154)
(Decrease) increase in trade and other payables		**(77,872)**	786,963	**(9,984)**	100,893
Increase in bills payable		**40,820**	19,838	**5,233**	2,543
Increase in warranty provision		**9,177**	31,523	**1,177**	4,041
Increase in trade payable to an associate		**353**	18,363	**45**	2,354
Decrease in retirement benefit obligations		**(87,675)**	–	**(11,240)**	–
Cash generated from operations		**1,561,911**	1,293,809	**200,244**	165,872
Interest paid		**(325,991)**	(136,657)	**(41,794)**	(17,520)
Hong Kong profits tax paid		**(109,349)**	(105,995)	**(14,019)**	(13,589)
Overseas tax paid		**(258,064)**	(37,440)	**(33,085)**	(4,800)
Hong Kong profits tax refunded		**-**	668	**-**	86
Overseas tax refunded		**2,325**	68,779	**298**	8,818
Net Cash from Operating Activities		**870,832**	1,083,164	**111,644**	138,867

	Note	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000 (Note 47)	2004 US$'000 (As restated) (Note 47)
Investing Activities					
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	38	**(4,769,329)**	–	**(611,452)**	–
Purchase of property, plant and equipment		**(525,334)**	(296,061)	**(67,351)**	(37,957)
Additions to intangible assets		**(261,070)**	(216,262)	**(33,470)**	(27,726)
Additions to other asset		**(1,000)**	–	**(128)**	–
Advances to associates		**(36,555)**	(37,043)	**(4,686)**	(4,749)
Further considerations on acquisition of subsidiaries in prior years		**(12,807)**	–	**(1,642)**	–
Additions to lease prepayment		**(63,674)**	–	**(8,163)**	–
Proceeds from disposal of property, plant and equipment		**71,933**	16,715	**9,222**	2,143
Interest received		**60,368**	52,772	**7,739**	6,766
Purchase of additional interest in a subsidiary		**–**	(42,900)	**–**	(5,500)
Capital injection to an associate		**–**	(5,850)	**–**	(750)
Proceeds from disposal of investments in securities		**–**	5,575	**–**	715
Net Cash Used in Investing Activities		**(5,537,468)**	(523,054)	**(709,931)**	(67,058)
Financing Activities					
New bank loans obtained		**5,202,095**	815,580	**666,935**	104,561
Proceeds from issue of shares		**1,933,140**	141,261	**247,838**	18,110
Proceeds from issue of fixed interest rate notes		**1,538,458**	–	**197,238**	–
Repayment of bank loans		**(4,135,671)**	(423,614)	**(530,214)**	(54,309)
(Decrease) increase in discounted bills with recourse		**(1,107,793)**	889,307	**(142,025)**	114,014
Dividend paid		**(251,469)**	(178,998)	**(32,240)**	(22,948)
(Decrease) increase in trust receipt loans		**(87,309)**	46,969	**(11,193)**	6,022
Repayment of obligations under finance leases		**(11,397)**	(20,046)	**(1,461)**	(2,570)
Proceeds from issue of convertible bonds		**–**	1,069,770	**–**	137,150
Net Cash from Financing Activities		**3,080,054**	2,340,229	**394,878**	300,030
Net (Decrease) Increase in Cash and Cash Equivalents		**(1,586,582)**	2,900,339	**(203,409)**	371,839
Cash and cash equivalents at Beginning of the Year		**5,314,518**	2,444,098	**681,349**	313,346
Effect of Foreign Exchange Rate Changes		**79,258**	(29,919)	**10,162**	(3,836)
Cash and Cash Equivalents at End of the Year		**3,807,194**	5,314,518	**488,102**	681,349
Analysis of the Balances of Cash and Cash Equivalents					
Represented by:					
Bank balances, deposits and cash		**4,046,122**	5,452,057	**518,734**	698,982
Bank overdrafts		**(238,928)**	(137,539)	**(30,632)**	(17,633)
		3,807,194	5,314,518	**488,102**	681,349

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

The financial statements have been presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. Application of Hong Kong Financial Reporting Standards/Changes in Accounting Policies

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 *Business Combinations* which is effective for business combinations for which the agreement date is on or after 1st January, 2005 and for goodwill and negative goodwill previously recognized and brought forward as at 1st January, 2005. The principal effects of the application of transitional provisions of HKFRS 3 to the Group are summarized below:

Goodwill

In previous years, goodwill arising on acquisitions was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalized on the balance sheet, the Group on 1st January, 2005 eliminated the carrying amount of the related accumulated amortization of HK$166,245,000 with a corresponding decrease in the cost of goodwill (see Note 19). The Group has discontinued amortizing such goodwill from 1st January, 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated (see Note 3 for the financial impact).

In the current year, the Group has also applied HKAS 21 *The Effects of Changes in Foreign Exchange Rates* which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at the historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1st January, 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made. In the current year, the Group acquired a foreign operation, and goodwill arose on the acquisition of that foreign operation has been translated at the closing rate at 31st December, 2005. This change in accounting policy has had no material effect on results for the current year.

2. Application of Hong Kong Financial Reporting Standards/Changes in Accounting Policies *(continued)*

Excess of the Group's Interest in the Net Fair Value of Acquiree's Identifiable Assets, Liabilities and Contingent Liabilities over Cost (previously known as "Negative Goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognized all negative goodwill on 1st January, 2005. A corresponding adjustment to the Group's retained earnings of HK$28,868,000 has been made.

Share-based Payments

In the current year, the Group has applied HKFRS 2 *Share-based Payment* which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January, 2005. In relation to share options granted before 1st January, 2005, the Group has not applied HKFRS 2 with respect to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 had vested before 1st January, 2005 in accordance with the relevant transitional provisions (see Note 3 for the financial impact).

Financial Instruments

In the current year, the Group has applied HKAS 32 *Financial Instruments: Disclosure and Presentation* and HKAS 39 *Financial Instruments: Recognition and Measurement*. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Convertible Loan Notes

The principal impact of HKAS 32 on the Group is in relation to convertible loan notes issued by the Company that contain both liability and equity components. Previously, convertible loan notes were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. Because HKAS 32 requires retrospective application, comparative figures for 2004 have been restated. Comparative profit for 2004 has also been restated in order to reflect the increase in effective interest on the liability component (see Note 3 for the financial impact).

2. Application of Hong Kong Financial Reporting Standards/Changes in Accounting Policies *(continued)*

Financial Instruments *(continued)*

Classification and Measurement of Financial Assets and Financial Liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On 31st December, 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. From 1st January, 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale investments" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. "Available-for-sale investments" that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortized cost using the effective interest method after initial recognition.

On 1st January, 2005, the Group classified and measured its equity securities in accordance with the transitional provisions of HKAS 39. As a result of this change in accounting policy, the investments in securities of HK$27,193,000 as at 1st January, 2005 have been reclassified as "available-for-sale investments".

Derivatives and Hedging

From 1st January, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognized in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group has applied the relevant transitional provisions in HKAS 39. The adoption of HKAS 39 has had no material effect on the Group's retained profits and results for the current year.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognized, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1st January, 2005 onwards. As a result, the Group's bills receivables discounted with full recourse which were derecognized prior to 1st January, 2005 have not been restated. As at 31st December, 2005, the Group's bills receivables discounted with full recourse have not been derecognized. Instead, the related borrowings of HK$136,773,000 have been recognized on the balance sheet date. This change in accounting policy has had no material effect on results for the current year.

2. Application of Hong Kong Financial Reporting Standards/Changes in Accounting Policies *(continued)*

Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 *Leases*. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to lease prepayment under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact).

3. Summary of the Effects of the Changes in Accounting Policies

The effects of the changes in the accounting policies in Note 2 on the results for the current and prior year are as follows:

	2005	2004
	HK$'000	HK$'000
Non-amortization of goodwill (Note)	**200,685**	–
Decrease in negative goodwill released to income	**(4,307)**	–
Decrease in depreciation of property, plant and equipment	**1,402**	129
Increase in amortization of lease prepayment	**(1,402)**	(129)
Recognition of share-based payments as expenses	**(6,703)**	–
Increase in effective interest expense on the liability component of convertible bonds	**(22,604)**	(11,184)
Increase (decrease) in profit for the year	**167,071**	(11,184)

Note: The amount included amortization of goodwill amounting to HK$163,881,000 arising on acquisition of subsidiaries in current year provided that HKFRS 3 had not been adopted. The goodwill had been amortized over its estimated useful life of 20 years.

3. Summary of the Effects of the Changes in Accounting Policies *(continued)*

The cumulative effects of the application of the new HKFRSs on 31st December, 2004 and 1st January, 2005 are summarized below:

	As at 31st December, 2004 (Originally stated)	Adjustments	As at 31st December, 2004 (As restated)	Adjustments	As at 1st January, 2005 (As restated)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance sheet items					
Impact of HKAS 17:					
Property, plant and equipment	884,618	(4,772)	879,846	–	879,846
Lease prepayment	–	4,772	4,772	–	4,772
Impact of HKFRS 3:					
Derecognition of negative goodwill	(28,868)	–	(28,868)	28,868	–
Impact of HKAS 32 and HKAS 39:					
Investments in securities	27,193	–	27,193	(27,193)	–
Available-for-sale investments	–	–	–	27,193	27,193
Convertible bonds	(1,071,993)	20,736	(1,051,257)	–	(1,051,257)
Deferred tax liabilities	(35,962)	(5,586)	(41,548)	–	(41,548)
Other assets and liabilities	3,745,710	–	3,745,710	–	3,745,710
Total effects on assets and liabilities	3,520,698	15,150	3,535,848	28,868	3,564,716
Share capital	135,230	–	135,230	–	135,230
Convertible bonds equity reserve	–	26,334	26,334	–	26,334
Retained profits	2,421,327	(11,184)	2,410,143	28,868	2,439,011
Other reserves	882,109	–	882,109	–	882,109
Minority interests	–	82,032	82,032	–	82,032
Total effects on equity	3,438,666	97,182	3,535,848	28,868	3,564,716
Minority interests	82,032	(82,032)	–	–	–

The Group has not early applied the new standards and interpretations that have been issued but are not yet effective at 31st December, 2005. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

4. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost convention except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with new HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisitions prior to 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

For previously capitalized goodwill arising on acquisitions, the Group has discontinued amortization from 1st January, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalized goodwill arising on an acquisition of subsidiaries is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

4. Significant Accounting Policies *(continued)*

Discount on Acquisitions

A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1st January, 2005 has been derecognized with a corresponding adjustment to the Group's retained profits.

Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in Associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Intangible Assets

On initial recognition, intangible assets acquired separately and from business combinations are recognized at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. The intangible assets with definite useful lives are amortized on a straight-line basis over 4 to 10 years. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortization and any accumulated impairment losses.

Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

4. Significant Accounting Policies *(continued)*

Impairment

Intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Intangible assets with finite useful lives are tested for impairment when there is an indication that an asset may be impaired.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

Property, Plant and Equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment other than construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Buildings	4%
Leasehold improvements	2.5% – 25%
Office equipment, furniture and fixtures	10% – 33$^1/_3$%
Plant and machinery	10% – 25%
Motor vehicles	18% – 25%
Moulds and tooling	20% – 33$^1/_3$%
Vessels	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment losses. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

4. Significant Accounting Policies *(continued)*

Property, Plant and Equipment *(continued)*

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognized.

Impairment Losses other than Goodwill and Intangible Assets with Indefinite Lives

At each balance sheet date, the Group reviews the carrying amounts of its tangible and finite lives intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument.

Financial Assets

Available-for-sale investments

For available-for-sale investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Trade, bills and other receivables, deposits and trade receivables from associates

Trade, bills and other receivables, deposits and trade receivables from associates are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Cash and cash equivalents

Cash and cash equivalents are subject to an insignificant risk of changes in value.

4. Significant Accounting Policies *(continued)*

Financial Liabilities and Equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Convertible Bonds

Convertible bonds issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the bonds into equity, is included in equity (convertible bonds equity reserve).

In subsequent periods, the liability component of the convertible bonds is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible bonds equity reserve until the embedded option is exercised. Where the option remains unexercised at the expiry date, the balance stated in convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Trade, bills and other payables, trade payable to an associate and borrowings

Trade, bills and other payables, trade payable to an associate and borrowings are initially measured at their fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative Financial Instruments

The Group uses derivative financial instruments (primarily forward contract and currency swap) to hedge its exposure against currency risk. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

There are three types of hedge relationships, including fair value hedges, cash flow hedges and net investment hedges. Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

4. Significant Accounting Policies *(continued)*

Derecognition *(continued)*

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expired). The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A provision for warranties is recognized at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

Other Assets

Other assets are stated at cost less any identified impairment losses.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Revenue Recognition

Turnover represents fair value of net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances and commission income and royalty income received.

Sales of goods are recognized when goods are delivered and title has passed.

Commission income is recognized when services are provided.

Royalty income is recognized on a time proportion basis in accordance with the substance of the relevant agreements.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the difference between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

4. Significant Accounting Policies *(continued)*

Taxation *(continued)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity in which case the deferred tax is also dealt with in equity.

Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

As mentioned in Note 2, goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st January, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Borrowing Costs

All borrowing costs are recognized as an expense in the period in which they are incurred.

4. Significant Accounting Policies *(continued)*

Retirement Benefits Schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses which exceed 10 per cent of the greater of the present value of the Group's pension obligations and the fair value of plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the amended benefits become vested. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The amount recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Equity-settled Share-based Payment Transactions

For share options granted to employees of the Group, the fair value of services received determined by reference to the fair value of share options granted at the grant date is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (employee share-based compensation reserve).

At the time when the share options are exercised, the amount previously recognized in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

5. Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In the process of applying the Group's accounting policies, management makes various estimates and judgments (other than those involving estimates) based on past experience, expectations of the future and other information. The key sources affect the amounts recognized in the financial information as disclosed below.

Estimated Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31st December, 2005, the carrying amount of goodwill is HK$3,943,935,000. Details of the recoverable amount calculation are disclosed in Note 22.

Estimated Impairment of Intangible Assets

During the year, management reconsidered the carrying amount of its intangible assets. The relevant project continues to progress in a satisfactory manner, and customer reaction has reconfirmed management's previous estimates of anticipated revenues from the project. Management is confident that the carrying amount of the asset will be recovered in full. This situation will be closely monitored, and adjustments will be made in future periods, if future market activity indicates that such adjustments are appropriate.

5. Critical Accounting Judgements and Key Sources of Estimation Uncertainty *(continued)*

Income Taxes

As at 31st December, 2005, a deferred tax asset of HK$199,127,000 in relation to unused tax losses has been recognized in the Group's balance sheet. The realizability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax asset may arise, which would be recognized in the income statement for the period in which such a reversal takes place.

6. Financial Risks Management Objectives and Policies

The Group maintains an overall risk management programme which seeks to minimize the potential impacts of the financial exposures on the financial performance of the Group.

Currency Risk

The revenue and costs of the Group are primarily denominated in either Hong Kong dollar and US dollar. Several overseas subsidiaries of the Company have sales and assets denominated in foreign currencies which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts and options are employed to hedge against the committed and highly probable foreign currency transactions in accordance with the Group's risk management policies. The terms of the hedging instruments match closely with the underlying hedged transactions.

The Group's borrowings were predominantly denominated in HK dollar or US dollar. The Group generally endeavors to naturally hedge the foreign currency assets of the overseas subsidiaries by having the subsidiaries to arrange borrowings in their local currencies, wherever appropriate.

Interest Rate Risk

The Group is exposed to interest rate risk in respect of its interest-bearing borrowings as the Group does not have any substantial long-term interest-bearing assets at the balance sheet date. The Group has short-term and long-term interest-bearing assets at the balance sheet date. The Group has short-term and long-term borrowings which included floating rate loans and fixed rate bonds. By maintaining a balanced profile in maturities and interest rates for its borrowings, the Group ensures that its exposure to fluctuations in interest rates is minimized.

The interest rate and terms of repayment of long-term and short-term borrowings of the Group are disclosed in Note 33 to the financial statements.

Credit Risk

Credit risk arises when the counterparty to a transaction is unwilling or unable to fulfill its obligations with the result that the Group suffers a financial loss. The Group performs comprehensive credit evaluations to assess the financial conditions of its prospective customers before entering into business relations with them. The credit risk is minimized by the Group's credit control procedures for monitoring and reporting such risk on a regular basis.

Liquidity Risk

The Group finances its operations by a combination of borrowings and equity. During the year, the Group arranged a syndicated bank loan with an initial term of 3 years extendable to 5 years in the total amount of US$200,000,000 and issued notes with terms of 7 years and 10 years in the total amount of US$200,000,000. The Company issued 96,000,000 new shares at HK$19.25 through private placement in the total amount of HK$1,848,000,000.

With substantial cash balance and adequate banking facilities at the balance sheet date, the Group's liquidity position remains strong. The Group has sufficient financial resources to meet its commitments and working capital requirements.

7. Business and Geographical Segments

Business Segments

For management purpose, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products as its primary segment information.

Income Statement

For the year ended 31st December, 2005

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover					
External sales	17,176,671	4,525,858	655,858	–	22,358,387
Inter-segment sales	187,074	25,718	221,922	(434,714)	–
Total	17,363,745	4,551,576	877,780	(434,714)	22,358,387

Inter-segment sales are charged at prevailing market rates.

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result					
Segment results	1,237,379	199,786	139,220	–	1,576,385
Finance costs					(353,041)
Share of results of associates					(6,463)
Profit before taxation					1,216,881
Taxation					(157,714)
Profit for the year					1,059,167

7. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Balance Sheet

As at 31st December, 2005

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Consolidated HK$'000
Assets				
Segment assets	13,388,572	1,655,609	481,870	15,526,051
Interests in associates				189,453
Unallocated corporate assets				4,659,237
Consolidated total assets				20,374,741
Liabilities				
Segment liabilities	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
Unallocated corporate liabilities				(6,624,732)
Consolidated total liabilities				(14,141,732)

Other Information

For the year ended 31st December, 2005

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Consolidated HK$'000
Capital additions	4,070,172	62,329	15,907	4,148,408
Depreciation and amortization	415,105	96,126	8,433	519,664
Impairment loss of investment securities recognized	13,830	–	–	13,830

7. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Income Statement

For the year ended 31st December, 2004

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
Turnover					
External sales	11,523,924	4,078,995	701,221	–	16,304,140
Inter-segment sales	189,277	9,907	109,532	(308,716)	–
Total	11,713,201	4,088,902	810,753	(308,716)	16,304,140

Inter-segment sales are charged at prevailing market rates.

Result					
Segment results	910,230	201,269	145,865	–	1,257,364
Amortization of goodwill					(35,263)
Release of negative goodwill to income					4,307
Finance costs					(150,064)
Share of results of associates					(845)
Profit before taxation					1,075,499
Taxation					(108,829)
Profit for the year					966,670

7. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Balance Sheet

As at 31st December, 2004

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Consolidated HK$'000 (As restated)
Assets				
Segment assets	10,405,833	1,950,652	431,178	12,787,663
Interests in associates				160,442
Unallocated corporate assets				955,219
Consolidated total assets				13,903,324
Liabilities				
Segment liabilities	(5,893,251)	(1,075,362)	(113,950)	(7,082,563)
Unallocated corporate liabilities				(3,284,913)
Consolidated total liabilities				(10,367,476)

Other Information

For the year ended 31st December, 2004

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Consolidated HK$'000
Capital additions	470,083	79,757	14,045	563,885
Depreciation and amortization	205,311	145,367	5,479	356,157
Impairment loss of investment securities recognized	14,226	–	–	14,226

7. Business and Geographical Segments *(continued)*

Geographical Segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover		Contribution to results from ordinary activities before taxation	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000 (As restated)
By geographical market location:				
North America	**17,122,079**	13,205,612	**1,385,239**	1,082,567
Europe and other countries	**5,236,308**	3,098,528	**191,146**	174,797
	22,358,387	16,304,140	**1,576,385**	1,257,364
Amortization of goodwill			**-**	(35,263)
Release of negative goodwill to income			**-**	4,307
Finance costs			**(353,041)**	(150,064)
Share of results of associates			**(6,463)**	(845)
Profit before taxation			**1,216,881**	1,075,499

(ii) The following table provides an analysis of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong and People's Republic of China ("PRC")	**5,820,443**	6,616,721	**535,583**	416,540
North America	**6,646,528**	4,572,948	**3,478,153**	101,263
Europe and other countries	**3,059,080**	1,597,994	**134,672**	46,082
	15,526,051	12,787,663	**4,148,408**	563,885

8. Turnover

Turnover represents the fair value net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances, and commission income and royalty income received during the year, and is analyzed as follows:

	2005	2004
	HK$'000	HK$'000
Sale of goods	**22,320,353**	16,254,139
Commission income	**12,222**	9,545
Royalty income	**25,812**	40,456
	22,358,387	16,304,140

9. Interest Income

	2005	2004
	HK$'000	HK$'000
Interest earned on bank deposits	**53,230**	49,180
Interest earned on amount due from an associate	**7,138**	3,592
	60,368	52,772

10. Finance Costs

	2005	2004
	HK$'000	HK$'000
		(As restated)
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**137,747**	86,759
Obligations under finance leases	**8,142**	708
Fixed interest rate notes	**180,102**	49,190
Effective interest expense on convertible bonds	**27,050**	13,407
	353,041	150,064

11. Taxation

	2005 HK$'000	2004 HK$'000
Current tax:		
Hong Kong profits tax	**67,955**	101,954
Net overprovision in prior years	**(3,499)**	(8,747)
	64,456	93,207
Overseas taxation on profit for the year	**163,776**	63,096
Net underprovision in prior years	**5,038**	4,006
	168,814	67,102
Deferred tax:		
Current year	**(75,556)**	(51,480)
	157,714	108,829

Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax expenses for the year are reconciled as follows:

	2005 HK$'000	2004 HK$'000 (As restated)
Profit before taxation	**1,216,881**	1,075,499
Tax at Hong Kong profits tax rate	**212,954**	188,212
Effect of different tax rates of subsidiaries operating in other jurisdictions	**48,505**	11,306
Tax effect of expenses not deductible for tax purpose	**20,757**	13,428
Tax effect of income not taxable for tax purpose	**(124,272)**	(120,773)
Tax effect of tax losses not recognized	**16,307**	24,269
Recognition of tax losses previously not recognized	**(18,098)**	–
Under(over) provision in respect of prior years	**1,539**	(4,741)
Others	**22**	(2,872)
Tax expenses for the year	**157,714**	108,829

Details of deferred tax are set out in Note 37.

12. Profit for the Year

	2005 HK$'000	2004 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Amortization of intangible assets	**47,084**	8,692
Amortization of goodwill	**–**	35,263
Release of negative goodwill to income	**–**	(4,307)
Auditors' remuneration	**15,934**	7,863
Amortization of lease prepayment	**1,402**	129
Depreciation and amortization on property, plant and equipment		
Owned assets	**456,449**	310,381
Assets held under finance leases	**14,729**	5,999
Impairment loss of investment securities	**–**	14,226
Impairment loss of available-for-sale investments	**13,830**	–
Operating lease expense recognized in respect of:		
Premises	**114,300**	92,919
Motor vehicles	**38,582**	27,754
Plant and machinery	**20,884**	8,433
Other assets	**24,312**	4,626
(Gain) loss on disposal of property, plant and equipment	**(2,690)**	1,882
Staff costs		
Directors' remuneration		
Fees	**566**	391
Other emoluments	**38,785**	33,938
Other staff	**2,077,257**	1,196,185
Retirement benefits schemes contributions (other than those included in the Directors' emoluments)	**98,909**	16,448
	2,215,517	1,246,962

Staff costs disclosed above do not include an amount of HK$317,788,000 (2004: HK$142,905,000) relating to research and development activities, which is included under research and development costs.

13. Directors' Emoluments

The emoluments paid or payable to each of the 9 (2004: 9) directors were as follows:

For the year ended 31st December, 2005

		Other emoluments			
	Fees HK$'000	Salaries and other benefits HK$'000	Contributions to retirement benefits schemes HK$'000	Share-based payments HK$'000	Total emoluments HK$'000
Mr Horst Julius Pudwill	10	18,989	12	–	19,011
Mr Roy Chi Ping Chung JP	10	7,868	12	–	7,890
Mr Kin Wah Chan	10	5,726	12	–	5,748
Mr Chi Chung Chan	10	5,737	12	–	5,759
Mr Vincent Ting Kau Cheung	10	–	–	–	10
Dr Akio Urakami	–	–	–	–	–
Mr Joel Arthur Schleicher	172	–	–	–	172
Mr Christopher Patrick Langley	172	–	–	–	172
Mr Manfred Kuhlmann	172	–	–	417	589
Total	566	38,320	48	417	39,351

For the year ended 31st December, 2004

		Other emoluments		
	Fees HK$'000	Salaries and other benefits HK$'000	Contributions to retirement benefits schemes HK$'000	Total emoluments HK$'000
Mr Horst Julius Pudwill	10	12,135	12	12,157
Mr Roy Chi Ping Chung JP	10	7,118	12	7,140
Mr Kin Wah Chan	10	5,483	12	5,505
Mr Chi Chung Chan	10	5,446	12	5,468
Mr Vincent Ting Kau Cheung	–	–	–	–
Dr Akio Urakami	–	3,696	12	3,708
Mr Joel Arthur Schleicher	156	–	–	156
Mr Christopher Patrick Langley	156	–	–	156
Mr Manfred Kuhlmann	39	–	–	39
Total	391	33,878	60	34,329

14. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, four (2004: five) were group directors of the Company whose emoluments are included in Note 13 above. The emoluments of the remaining one (2004: Nil) individual was as follows:

	2005 HK$'000	2004 HK$'000
Salaries and other benefits	**2,665**	–
Contributions to retirement benefits schemes	**12**	–
	2,677	–

During each of the two years ended 31st December, 2005 and 2004, no emoluments have been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director has waived any emoluments during those years.

15. Dividends Paid

	2005 HK$'000	2004 HK$'000
Final dividend paid:		
2004: HK 12.50 cents (2003: HK 8.875 cents (Note i)) per share	**169,651**	118,444
Interim dividend paid:		
2005: HK 6.00 cents (2004: HK 4.50 cents) per share	**81,818**	60,554
	251,469	178,998

The final dividend in respect of the current financial year of HK12.60 cents per share (2004: HK12.50 cents per share) has been proposed by the directors and is subject to approval by the shareholders in the Annual General Meeting.

Note: The 2003 final dividend paid at HK 17.75 cents was adjusted to HK 8.875 cents per subdivided share.

16. Earnings per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2005 HK$'000	2004 HK$'000 (As restated)
Earnings for the purpose of basic earnings per share:		
Profit for the year attributable to equity holders of the parent	**1,018,984**	926,356
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	**22,316**	11,061
Earnings for the purpose of diluted earnings per share	**1,041,300**	937,417
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,385,789,675**	1,337,198,995
Effect of dilutive potential ordinary shares:		
Share options	**41,186,410**	38,266,686
Convertible bonds	**65,922,585**	26,296,987
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,492,898,670**	1,401,762,668

The following table summarizes the impact of change in accounting policies on both basic and diluted earnings per share:

	Impact on basic earnings per share		Impact on diluted earnings per share	
	2005 HK cents	2004 HK cents	**2005** HK cents	2004 HK cents
Reported figures before adjustments	**61.47**	70.11	**57.31**	68,16
Adjustments arising from changes in accounting policies (see Note 3)	**12.06**	(0.83)	**12.44**	(1.29)
	73.53	69.28	**69.75**	66.87

17. Property, Plant and Equipment

	Freehold land and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Vessels HK$'000	Construction in progress HK$'000	Total HK$'000
The Group									
Cost									
At 1st January, 2004									
– as originally stated	449,114	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,616,941
Effect of change in accounting policies	(6,448)	–	–	–	–	–	–	–	(6,448)
At 1st January, 2004									
– as restated	442,666	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,610,493
Currency realignment	4,731	811	3,888	531	282	301	–	–	10,544
Additions	3,127	13,243	46,591	57,591	2,221	123,232	8,359	57,252	311,616
Disposals	(24,731)	(12,553)	(2,428)	(19,944)	(1,586)	(84,421)	–	–	(145,663)
Reclassification	5,342	–	16,670	1,600	–	520	–	(24,132)	–
At 31st December, 2004	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
Currency realignment	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	–	(2,266)	(217,970)
Additions	1,278	22,769	112,911	127,517	7,430	178,914	–	82,415	533,234
Acquisition of subsidiaries	571,356	14,549	168,688	1,327,128	4,977	836,921	–	90,371	3,013,990
Disposals	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	–	–	(237,562)
Reclassification	14,928	–	11,206	24,476	258	10,210	–	(61,078)	–
At 31st December, 2005	**888,936**	**175,433**	**742,667**	**1,798,570**	**30,825**	**2,080,178**	**11,835**	**150,238**	**5,878,682**
Depreciation and Amortization									
At 1st January, 2004									
– as originally stated	113,765	99,515	273,019	333,404	14,791	874,772	3,319	–	1,712,585
Effect of change in accounting policies	(1,548)	–	–	–	–	–	–	–	(1,548)
At 1st January, 2004									
– as restated	112,217	99,515	273,019	333,404	14,791	874,772	3,319	–	1,711,037
Currency realignment	2,497	614	2,645	399	406	232	–	–	6,793
Provided for the year	19,219	12,663	67,820	61,634	2,628	151,823	593	–	316,380
Eliminated on disposals	(15,020)	(8,596)	(2,224)	(17,306)	(1,579)	(82,341)	–	–	(127,066)
Reclassification	–	–	–	829	–	(829)	–	–	–
At 31st December, 2004	118,913	104,196	341,260	378,960	16,246	943,657	3,912	–	1,907,144
Currency realignment	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	–	–	(165,871)
Provided for the year	36,553	12,959	86,064	125,834	4,134	203,927	1,707	–	471,178
Acquisition of subsidiaries	187,560	5,568	139,396	995,950	3,952	747,099	–	–	2,079,525
Eliminated on disposals	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	–	–	(168,319)
Reclassification	(64)	–	(11,890)	11,886	–	68	–	–	–
At 31st December, 2005	**297,086**	**116,928**	**528,081**	**1,328,464**	**22,295**	**1,825,184**	**5,619**	**–**	**4,123,657**
Net Book Values									
At 31st December, 2005	**591,850**	**58,505**	**214,586**	**470,106**	**8,530**	**254,994**	**6,216**	**150,238**	**1,755,025**
At 31st December, 2004	312,222	50,457	141,572	136,215	4,924	185,737	7,923	40,796	879,846

17. Property, Plant and Equipment *(continued)*

	Buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Company							
Cost							
At 1st January, 2004							
– as originally stated	72,393	64,001	96,437	206,805	9,944	462,107	911,687
Effect of change in accounting policies	(6,448)	–	–	–	–	–	(6,448)
At 1st January, 2004							
– as restated	65,945	64,001	96,437	206,805	9,944	462,107	905,239
Additions	–	1,955	8,162	16,169	432	63,387	90,105
Disposals	–	(6,265)	(626)	(3,352)	(357)	(361)	(10,961)
At 31st December, 2004	65,945	59,691	103,973	219,622	10,019	525,133	984,383
Additions	–	10,334	21,007	12,143	709	53,922	98,115
Transfer to subsidiaries	–	(1,544)	(1,398)	(91,800)	–	(81)	(94,823)
Disposals	–	–	(4)	(3,085)	(158)	(637)	(3,884)
At 31st December, 2005	**65,945**	**68,481**	**123,578**	**136,880**	**10,570**	**578,337**	**983,791**
Depreciation and Amortization							
At 1st January, 2004							
– as originally stated	19,669	55,456	64,589	154,223	7,775	376,316	678,028
Effect of change in accounting policies	(1,548)	–	–	–	–	–	(1,548)
At 1st January, 2004							
– as restated	18,121	55,456	64,589	154,223	7,775	376,316	676,480
Provided for the year	2,638	4,578	13,868	26,515	1,157	55,174	103,930
Eliminated on disposals	–	(6,009)	(612)	(2,462)	(357)	(10)	(9,450)
At 31st December, 2004	20,759	54,025	77,845	178,276	8,575	431,480	770,960
Provided for the year	2,638	4,462	13,770	13,253	861	58,079	93,063
Transfer to subsidiaries	–	(1,303)	(921)	(71,739)	–	(27)	(73,990)
Eliminated on disposals	–	–	(4)	(2,712)	(158)	(200)	(3,074)
At 31st December, 2005	**23,397**	**57,184**	**90,690**	**117,078**	**9,278**	**489,332**	**786,959**
Net Book Values							
At 31st December, 2005	**42,548**	**11,297**	**32,888**	**19,802**	**1,292**	**89,005**	**196,832**
At 31st December, 2004	45,186	5,666	26,128	41,346	1,444	93,653	213,423

17. Property, Plant and Equipment *(continued)*

The net book values of property shown above comprise:

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
		(As restated)		(As restated)
Land and buildings are situated outside Hong Kong and are analyzed as follows:				
Freehold	**546,664**	267,036	**–**	–
Medium-term lease	**45,186**	45,186	**42,548**	45,186
	591,850	312,222	**42,548**	45,186

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$138,189,000 and nil respectively (2004: HK$16,043,000 and HK$76,000 respectively) in respect of assets held under finance leases.

18. Lease Prepayment

	The Group	The Company
	HK$'000	HK$'000
Cost		
At 1st January, 2004	–	–
Recognized upon application of HKAS 17	6,449	6,449
At 31st December, 2004	6,449	6,449
Currency realignment	(1,240)	–
Additions	63,674	–
At 31st December, 2005	**68,883**	**6,449**
Amortization		
At 1st January, 2004	–	–
Recognized upon application of HKAS 17	1,677	1,677
At 31st December, 2004	1,677	1,677
Currency realignment	(25)	–
Provided for the year	1,402	129
At 31st December, 2005	**3,054**	**1,806**
Net Book Values		
At 31st December, 2005	**65,829**	**4,643**
At 31st December, 2004	4,772	4,772

All lease prepayment are medium-term lease outside Hong Kong.

19. Goodwill

	The Group
	HK$'000
Cost	
At 1st January, 2004	783,742
Arising on acquisition of additional interest of a subsidiary	36,007
At 1st January, 2005	819,749
Arising on acquisition of subsidiaries	3,277,624
Adjustments to considerations on acquisition of subsidiaries in prior years	12,807
Elimination of accumulated amortization upon application of HKFRS 3	(166,245)
At 31st December, 2005	**3,943,935**
Amortization	
At 1st January, 2004	130,982
Charged for the year	35,263
At 1st January, 2005	166,245
Elimination of accumulated amortization upon application of HKFRS 3	(166,245)
At 31st December, 2005	**-**
Carrying Amounts	
At 31st December, 2005	**3,943,935**
At 31st December, 2004	653,504

Particulars regarding impairment testing on goodwill are disclosed in Note 22.

Until 31st December, 2004, the goodwill was amortized over its estimated useful life, ranging from 9 to 20 years.

20. Negative Goodwill

	The Group HK$'000
Gross Amount	
At 1st January, 2004 and 31st December, 2004	47,379
Derecognized upon the application of HKFRS 3	(47,379)
At 31st December, 2005	-
Released to Income	
At 1st January, 2004	14,204
Released in the year	4,307
At 31st December, 2004	18,511
Derecognized upon the application of HKFRS 3	(18,511)
At 31st December, 2005	-
Carrying Amounts	
At 31st December, 2005	-
At 31st December, 2004	28,868

As explained in Note 2, all negative goodwill arising on acquisition prior to 1st January, 2005 was derecognized as a result of the application of HKFRS 3.

21. Intangible Assets

	Deferred development cost HK$'000	Patents and trademarks HK$'000	Manufacture know-how HK$'000	Total HK$'000
The Group				
Cost				
At 1st January, 2004	1,773	42,993	3,510	48,276
Currency realignment	157	12	–	169
Additions	50,834	165,428	–	216,262
Write off in the year	–	(12,475)	–	(12,475)
At 31st December, 2004	52,764	195,958	3,510	252,232
Currency realignment	(5,217)	(6,596)	–	(11,813)
Additions	138,009	123,061	–	261,070
Acquisition of subsidiaries	58,988	987,805	–	1,046,793
Write off in the year	(2,029)	(2,791)	–	(4,820)
At 31st December, 2005	**242,515**	**1,297,437**	**3,510**	**1,543,462**
Amortization				
At 1st January, 2004	–	22,010	1,112	23,122
Currency realignment	–	12	–	12
Provided for the year	–	7,990	702	8,692
Eliminated on write off	–	(12,475)	–	(12,475)
At 31st December, 2004	–	17,537	1,814	19,351
Currency realignment	(701)	(2,042)	–	(2,743)
Provided for the year	21,965	24,417	702	47,084
Acquisition of subsidiaries	7,197	13,899	–	21,096
Eliminated on write off	–	(2,779)	–	(2,779)
At 31st December, 2005	**28,461**	**51,032**	**2,516**	**82,009**
Carrying Amounts				
At 31st December, 2005	**214,054**	**1,246,405**	**994**	**1,461,453**
At 31st December, 2004	52,764	178,421	1,696	232,881

21. Intangible Assets *(continued)*

	Deferred development cost HK$'000	Patents HK$'000	Total HK$'000
The Company			
Cost			
At 1st January, 2004	–	8,021	8,021
Additions	–	219	219
At 31st December, 2004	–	8,240	8,240
Additions	102,473	42,064	144,537
At 31st December, 2005	**102,473**	**50,304**	**152,777**
Amortization			
At 1st January, 2004	–	2,362	2,362
Provided for the year	–	2,053	2,053
At 31st December, 2004	–	4,415	4,415
Provided for the year	–	9,783	9,783
At 31st December, 2005	**–**	**14,198**	**14,198**
Carrying Amounts			
At 31st December, 2005	**102,473**	**36,106**	**138,579**
At 31st December, 2004	–	3,825	3,825

Deferred development costs are internally generated. All the patents and trademarks and manufacture know-how were acquired from third parties.

The above intangible assets, other than trademarks, of the Group and the Company have definite useful lives and are amortized on a straight-line basis over 4 to 10 years.

The trademarks are considered by the management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The trademark will not be amortized until its useful life is determined to be finite. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of the impairment testing are disclosed in Note 22.

22. Impairment Testing on Goodwill And Intangible Assets with Indefinite Useful Lives

The carrying amounts of goodwill and trademarks with indefinite useful lives as at 31st December, 2005 allocated to the following cash-generating units ("CGUs") are as follows:

	Goodwill	Trademarks
	HK$'000	HK$'000
Power Equipment Products	3,369,920	195,000
Floor Care Appliances	574,015	–
	3,943,935	195,000

During the year ended 31st December, 2005, management of the Group determines that there is no impairment of any of its CGUs containing goodwill or trademarks with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarized below:

The recoverable amount of the CGUs are determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate ranging from 5% to 12% and extrapolated using a steady 3.6% growth rate.

23. Investments in Subsidiaries

	The Company	
	2005	2004
	HK$'000	HK$'000
Investments in unlisted shares, at cost	**551,396**	426,981

Particulars of the principal subsidiaries of the Company as at 31st December, 2005 are set out in Note 45.

24. Interests in Associates

	The Group		**The Company**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted shares, at cost less impairment loss recognized	**–**	–	**23,790**	23,790
Share of net assets	**15,394**	22,938	**–**	–
Net amounts due from associates	**174,059**	137,504	**149,236**	115,376
	189,453	160,442	**173,026**	139,166

Particulars of the associates as at 31st December, 2005 are set out in Note 46.

24. Interests in Associates *(continued)*

The amounts due from associates are unsecured, bear interest at LIBOR plus 2% and repayable on demand. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

The summarized financial information in respect of the Group's associates is set out below:

	2005	2004
	HK$'000	HK$'000
Total assets	**160,742**	156,123
Total liabilities	**(99,165)**	(64,372)
Net assets	**61,577**	91,751
Group's share of net assets of associates	**15,394**	22,938
Revenue	**274,330**	232,851
Loss for the year	**(22,485)**	(12,731)
Group's share of result of associates for the year	**(6,463)**	(845)

At the balance sheet date, amongst the associates, the Group held 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). The carrying value of the Group's interests in Gimelli Group companies is nil at both 31st December, 2005 and 31st December, 2004. During the year, the Group did not share the profits of Gimelli Group companies of HK$3,368,000 (2004: loss) as Gimelli Group companies was having net liabilities.

25. Available-for-sale Investments

	The Group
	2005
	HK$'000
Unlisted equity securities, at cost less impairment loss recognized	**13,363**

As at the balance sheet date, all available-for-sale investments represent investments in unlisted equity securities. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with nil carrying values (2004: HK$5,227,000 and HK$2,003,000, respectively). The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("USA"). Nack has the exclusive rights to market and distribute a registered product in the USA, of which the Group holds the manufacturing right. Its principal activity is the marketing and distribution of the registered product and other related products in the USA. ADI is engaged in marketing through a combination of direct response television and retail distribution in the USA and selected international markets.

The Group's investment represents approximately 25% (2004: 25%) of Nack's issued shares held directly by the Company and 26% (2004: 26%) of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs as there is no director representative in their board.

26. Investments In Securities

Investment securities as at 31st December, 2004 are set out below. Upon the application of HKAS 39 on 1st January, 2005, investment securities were reclassified to available-for-sale investments under HKAS 39 (see Note 3 for details).

	The Group	The Company
	2004	2004
	HK$'000	HK$'000
Unlisted equity securities at cost less impairment loss recognized	27,193	5,227

27. Inventories

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Raw materials	**1,139,478**	746,533	**225,745**	320,333
Work in progress	**104,442**	61,517	**38,443**	26,408
Finished goods	**2,727,296**	1,979,009	**69,495**	144,448
	3,971,216	2,787,059	**333,683**	491,189

28. Trade and Other Receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aged analysis of trade receivables is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**2,622,904**	2,323,226	**16,363**	52,434
61 to 120 days	**255,728**	264,250	**6,903**	3,485
121 days or above	**115,733**	57,009	**19,096**	8,500
Total trade receivables	**2,994,365**	2,644,485	**42,362**	64,419
Other receivables	**270,990**	117,671	**–**	–
	3,265,355	2,762,156	**42,362**	64,419

The fair value of the Group's and the Company's trade and other receivables at 31st December, 2005 approximates the corresponding carrying amount.

29. Trade and Other Payables

The aged analysis of trade payables is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**1,552,235**	1,487,387	**453,877**	760,654
61 to 120 days	**278,482**	211,234	**147,106**	164,460
121 days or above	**70,475**	17,907	**60,486**	10,187
Total trade payables	**1,901,192**	1,716,528	**661,469**	935,301
Other payables	**1,689,507**	1,168,978	**217,265**	302,627
	3,590,699	2,885,506	**878,734**	1,237,928

The fair value of the Group's and the Company's trade and other payables at 31st December, 2005 approximates the corresponding carrying amount.

30. Warranty Provision

	The Group	
	2005	2004
	HK$'000	HK$'000
At 1st January	**241,375**	208,552
Currency realignment	**(6,767)**	1,300
Additional provision in the year	**530,336**	488,260
Acquisition of subsidiaries	**94,426**	–
Utilization of provision	**(521,159)**	(456,737)
At 31st December	**338,211**	241,375

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is expected that the majority of this expenditure will be incurred in the next financial year.

31. Obligations under Finance Leases

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases, with lease terms of ranging from 3 years to 20 years. Interest rates underlying all obligations under finance leases are fixed at respective contract dates. No arrangements have been entered into for contingent rental payments.

The maturity of obligations under finance leases is as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	**20,341**	6,814	**18,107**	6,266
In more than one year but not more than two years	**18,464**	5,571	**15,686**	5,294
In more than two years but not more than three years	**14,175**	3,722	**11,411**	3,642
In more than three years but not more than four years	**13,248**	39	**10,188**	34
In more than four years but not more than five years	**12,284**	20	**8,903**	19
More than five years	**108,892**	–	**79,279**	–
	187,404	16,166	**143,574**	15,255
Less: future finance charges	**(43,830)**	(911)	**–**	–
Present value of lease obligations	**143,574**	15,255	**143,574**	15,255
Less: Amount due within one year shown under current liabilities			**(18,107)**	(6,266)
Amount due after one year			**125,467**	8,989
The Company				
Amounts payable under finance leases:				
Within one year	**–**	625	**–**	586
Less: future finance charges	**–**	(39)	**–**	–
Present value of lease obligations	**–**	586	**–**	586
Less: Amount due within one year shown under current liabilities			**–**	(586)
Amount due after one year			**–**	–

The fair value of the Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at 31st December, 2005 approximates their carrying amount.

32. Convertible Bonds

On 16th June, 2004, the Group announced the issue of 5-year Zero Coupon Convertible Bonds at par, due in July, 2009 (the "Bonds"), for an aggregate principal amount of US$140,000,000 (approximately HK$1,092,000,000). The Bonds are convertible, at the option of bondholders, into ordinary shares of HK$0.1 each of the Company at an initial conversion price of HK$16.56 per share at any time from 7th August, 2005 to 1st July, 2009. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the bondholders may, at their option, require the Company to redeem all or some of the Bonds at 104.59% of the principal amount.

The Bonds contain two components, liability and equity elements. Upon the application of HKAS 32 *Financial Instruments: Disclosure and Presentation* (see Note 3 for details), the Bonds were split between the liability and equity elements, on a retrospective basis. The equity element is presented in equity heading "convertible bonds equity reserve". The effective interest rate of the liability component is 2.11%.

The movement of the liability component of the Bonds for the year is set out below:

	The Group and The Company	
	2005	2004
	HK$'000	HK$'000
Liability component at the beginning of the year	**1,051,257**	–
Issue of the Bonds	**–**	1,037,850
Interest charge	**27,050**	13,407
Liability at the end of the year	**1,078,307**	1,051,257

The fair value of the liability component of the Bonds at 31st December, 2005, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate at the balance sheet date, was approximately HK$920,689,000.

33. Unsecured Borrowings

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Trust receipt loans	**127,672**	214,981	**–**	–
Bank loans	**1,891,735**	838,649	**234,000**	719,333
Bank overdrafts	**238,928**	137,539	**–**	–
Bank borrowings	**2,258,335**	1,191,169	**234,000**	719,333
Fixed interest rate notes (Note)	**2,640,353**	1,095,573	**–**	–
Total borrowings	**4,898,688**	2,286,742	**234,000**	719,333

The borrowings of the Group and the Company are repayable as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
On demand or within one year	**673,277**	840,450	**234,000**	407,333
In more than one year but not more than two years	**18,181**	251,961	**–**	234,000
In more than two years but not more than three years	**1,566,877**	95,961	**–**	78,000
In more than three years but not more than four years	**–**	2,797	**–**	–
More than five years	**2,640,353**	1,095,573	**–**	–
	4,898,688	2,286,742	**234,000**	719,333
Less: Amount due within one year shown under current liabilities	**(673,277)**	(840,450)	**(234,000)**	(407,333)
Amount due after one year	**4,225,411**	1,446,292	**–**	312,000

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2005	2004
Effective interest rate:		
Fixed-rate borrowings	**4.09% to 5.44%**	4.09% to 4.70%
Variable-rate borrowings	**3.07% to 5.67%**	1.80% to 3.79%

The Group's major borrowings are denominated in US dollar.

Note: In 2003, the Group issued fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$145,000,000. The notes were issued in two fixed rate tranches, of US$120,000,000 for 10 years at 4.7% per annum, and US$25,000,000 for 7 years at 4.09% per annum. The proceeds were used to refinance existing medium term debts and for general working capital purposes.

In 2005, the Group issued another fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$200,000,000. The notes were issued in two fixed rate tranches, of US$150,000,000 for 10 years at 5.44% per annum, and US$50,000,000 for 7 years at 5.17% per annum. The proceeds were used to finance the acquisition of subsidiaries.

The carrying amount of bank borrowings approximates their fair value as the weighted average interest rate approximate the contracted market rate.

34. Share Capital

	2005	2004	2005	2004
	Number of shares		HK$'000	HK$'000
Ordinary shares				
Authorized:				
Shares of HK$0.1 (2004: HK$0.2) each at 1st January	**2,400,000,000**	800,000,000	**240,000**	160,000
Increase in authorized share capital	**–**	400,000,000	**–**	80,000
Subdivision of one share of HK$0.2 each into two shares of HK$0.1 each	**–**	1,200,000,000	**–**	–
Shares of HK$0.1 each at 31st December	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
Shares of HK$0.1 (2004: HK$0.2) each at 1st January	**1,352,304,652**	662,486,826	**135,230**	132,497
Issued on share placement	**96,000,000**	–	**9,600**	–
Issued on exercise of share options	**13,416,000**	24,336,000	**1,342**	2,733
Subdivision of one share of HK$0.2 each into two shares of HK$0.1 each	**–**	665,481,826	**–**	–
Shares of HK$0.1 each at 31st December	**1,461,720,652**	1,352,304,652	**146,172**	135,230

On 8th September, 2005, the Group placed an aggregate of 96,000,000 shares to independent investors at a price of HK$19.25 per share. The new shares placed represent approximately 7.05% of the issued share capital of the Company of 1,361,898,652 shares at the date of placement and approximately 6.58% of the issued capital of the Company of 1,457,898,652 shares as enlarged by the placement.

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorized share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.2 each in the authorized share capital into two ordinary shares of HK$0.1 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

The shares issued during the year rank pari passu in all respects with the existing shares.

Details of the share options are set out in Note 42.

35. Reserves

	Share premium HK$'000	Convertible bonds equity reserve HK$'000 (As restated)	Employee share-based compensation reserve HK$'000	Retained profits HK$'000 (As restated)	Total HK$'000 (As restated)
The Company					
At 1st January, 2004	672,083	–	–	1,434,872	2,106,955
Premium on shares issued	138,528	–	–	–	138,528
Recognition of equity component of convertible bonds	–	31,920	–	–	31,920
Recognition of deferred tax liabilities on convertible bonds	–	(5,586)	–	–	(5,586)
Profit for the year	–	–	–	763,117	763,117
Final dividend – 2003	–	–	–	(118,444)	(118,444)
Interim dividend – 2004	–	–	–	(60,554)	(60,554)
At 1st January, 2005	810,611	26,334	–	2,018,991	2,855,936
Premium on shares issued	1,956,700	–	–	–	1,956,700
Transaction costs attributable to issue of new shares	(34,502)	–	–	–	(34,502)
Recognition of equity – settled share based payment	–	–	6,703	–	6,703
Profit for the year	–	–	–	524,432	524,432
Final dividend – 2004	–	–	–	(169,651)	(169,651)
Interim dividend – 2005	–	–	–	(81,818)	(81,818)
At 31st December, 2005	**2,732,809**	**26,334**	**6,703**	**2,291,954**	**5,057,800**

As at 31st December, 2005, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$2,291,954,000 (2004: HK$2,018,991,000 as restated).

36. Retirement Benefits Obligations

	The Group	
	2005 HK$'000	2004 HK$'000
Pension plan obligations (Note i)	**621,737**	–
Post-retirement, medical, dental and life insurance plan obligations (Note ii)	**151,770**	–
Others	**12,830**	–
	786,337	–

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December, 2000.

36. Retirement Benefits Obligations *(continued)*

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

Note i: Pension plan obligations

The pension plan obligations are provided in the German operations and includes a plan that pays retirement benefits on service and final pay. Under the plan, the employees are entitled to retirement benefits varying between 10 and 20 per cent of final salary on attainment of a retirement age of 65. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out at 1st January 2006 by BDO Deutsche Warentreuhand Aktiengesellschaft, Germany.

Note ii: Post-retirement, medical, dental and life insurance plan obligations

Milwaukee Electric Tool Corporation, a subsidiary of the Group in the USA operates unfunded post-retirement, medical benefits, dental and life insurance plans. The most recent actuarial valuations of the present value of the obligation were carried out on 1st January, 2006 by Mercer Human Resource Consulting. There are no assets segregated and restricted for these benefits and the plans are funded on a pay-as-you-go basis.

The main actuarial assumptions used were as follows:

	Pension plan **2005**	Post-retirement, medical, dental and life insurance plan **2005**
Discount rate	**5.00%**	**5.50%**
Expected rate of salary increases	**3.00%**	**N/A**
Future pension increases	**2.00%**	**N/A**
Medical cost inflation (ultimate)	**N/A**	**5.00%**

Amounts recognized in income in respect of the plans are as follows:

	Pension plan **2005** HK$'000	Post-retirement, medical, dental and life insurance plan **2005** HK$'000
Current service cost	**5,198**	**4,329**
Interest cost	**29,879**	**8,471**
	35,077	**12,800**

The charge for the year has been included in staff costs.

36. Retirement Benefits Obligations *(continued)*

The amount included in the balance sheet arising from the Group's obligation in respect of the plans are as follows:

	Pension plan **2005** HK$'000	Post-retirement, medical, dental and life insurance plan **2005** HK$'000
Present value of unfunded obligations	**621,737**	**151,770**

Movements in the net liability in the current year were as follows:

	Pension plan **2005** HK$'000	Post-retirement, medical, dental and life insurance plan **2005** HK$'000
At 1st January	**-**	**-**
Net liability acquired on acquisition of subsidiaries	**711,429**	**155,563**
Exchange differences	**(91,780)**	**-**
Amounts charged to income	**35,077**	**12,800**
Benefits paid	**(32,989)**	**(16,593)**
At 31st December	**621,737**	**151,770**

One World Technologies, Inc., a subsidiary of the Group in USA operates another defined benefit scheme. The pension costs of the defined benefit scheme are assessed in accordance with an actuarial valuation as at 1st January, 2006 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. No medical trend rate assumption is necessary as at 31st December, 2005 and 2004 since all retirees are assumed to be affected by the fixed dollar subsidy and a discount rate of 5.5% (2004: 6.0%) were assumed for calculating the actuarial valuation.

There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under such scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the overseas subsidiary has set up a receivable and an accrued benefit cost of same amount of approximately HK$23,000,000 (2004: HK$26,000,000) as at 31st December, 2005.

37. Deferred Tax Assets (Liabilities)

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Warranty provision HK$'000	Convertible bonds equity reserve HK$'000 (As restated)	Employee related provision HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000 (As restated)
The Group							
At 1st January, 2004	(17,219)	61,739	–	26,202	129,062	27,418	227,202
Currency realignment	(36)	(20)	–	95	13,262	1,766	15,067
Charge to equity for the year	–	–	(5,586)	–	–	–	(5,586)
(Charge) credit to income for the year	(12,422)	9,206	–	3,630	5,162	45,904	51,480
At 1st January, 2005	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
Acquisition of subsidiaries	(119,720)	27,920	–	125,890	19,483	(251,430)	(197,857)
Currency realignment	2,616	(876)	–	(10,276)	(8,680)	(17,099)	(34,315)
(Charge) credit to income for the year	43,579	(2,445)	–	10,082	40,838	(16,498)	75,556
At 31st December, 2005	**(103,202)**	**95,524**	**(5,586)**	**155,623**	**199,127**	**(209,939)**	**131,547**

	Accelerated tax depreciation HK$'000	Convertible bonds HK$'000 (As restated)	Total HK$'000 (As restated)
The Company			
At 1st January, 2004	(15,006)	–	(15,006)
Charge to equity for the year	–	(5,586)	(5,586)
Charge to income for the year	596	–	596
At 1st January, 2005	(14,410)	(5,586)	(19,996)
Charge to income for the year	(338)	–	(338)
At 31st December, 2005	**(14,748)**	**(5,586)**	**(20,334)**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purpose:

	The Group		The Company	
	2005 HK$'000	2004 HK$'000 (As restated)	**2005** HK$'000	2004 HK$'000 (As restated)
Deferred tax assets	**646,758**	329,711	**–**	–
Deferred tax liabilities	**(515,211)**	(41,548)	**(20,334)**	(19,996)
	131,547	288,163	**(20,334)**	(19,996)

38. Acquisition of Subsidiaries

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as the "DreBo®" accessories businesses, ("the Acquired Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Acquired Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Acquired Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). On 31st October, 2005, the Group and ATCO concluded that there will be no adjustments to the purchase price and the acquisition completed.

	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair value HK$'000
Net Assets Acquired			
Property, plant and equipment	951,927	(17,462)	934,465
Intangible assets	88,948	936,749	1,025,697
Deferred tax assets	293,484	–	293,484
Inventories	873,050	10,163	883,213
Trade and other receivables, deposits and prepayments	1,153,104	–	1,153,104
Bills receivables	71,874	–	71,874
Tax recoverable	2,176	–	2,176
Bank balances and cash	211,585	–	211,585
Trade and other payables	(1,185,318)	–	(1,185,318)
Tax payable	(79,263)	–	(79,263)
Warranty provision	(94,426)	–	(94,426)
Obligations under finance leases	(147,948)	–	(147,948)
Deferred tax liabilities	(491,341)	–	(491,341)
Retirement benefit obligations	(874,012)	–	(874,012)
	773,840	929,450	1,703,290
Goodwill arising on acquisition			3,277,624
Cash consideration paid during the year			4,980,914
Net cash outflow arising on acquisition:			
Cash consideration paid during the year			(4,980,914)
Bank balances and cash acquired			211,585
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries			(4,769,329)

The goodwill arising on the acquisition of the subsidiaries is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiaries acquired contributed approximately HK$5,940,957,000 to the Group's turnover, and approximately HK$354,605,000 to the Group's profit before taxation and interest or the period between the date of acquisition and the balance sheet date.

39. Major Non-cash Transactions

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$7,900,000 (2004: HK$15,555,000).

40. Lease Commitments

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which would fall due as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	**167,654**	86,626	**18,022**	9,428
In the second to fifth year inclusive	**368,848**	151,288	**25,575**	7,251
After five years	**175,124**	142,876	**16,160**	16,309
	711,626	380,790	**59,757**	32,988

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery and office properties. Leases are negotiated for a term ranging from 1 year to 10 years.

41. Contingent Liabilities

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**30,654**	24,455	**30,654**	24,455
Bills discounted with recourse	**–**	207,338	**–**	147,496
	30,654	231,793	**30,654**	171,951

In addition, the Company has given guarantees to banks and independent third parties in respect of general facilities granted to its subsidiaries. The extent of such facilities utilized by the subsidiaries as at 31st December, 2005 amounted to HK$5,467,275,000 (2004: HK$2,135,485,000).

42. Share Options

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 25th May, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme will expire on 27th March, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

42. Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Name of directors	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	–	–	–	25,728,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	Scheme C	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
Mr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	–	–	–	12,864,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	Scheme C	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
Mr Kin Wah Chan	25.2.2004	Scheme C	1,000,000	–	1,000,000	–	–	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	Scheme C	1,000,000	–	–	–	1,000,000	12.5250	1.3.2004 – 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	–	–	–	1,000,000	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	Scheme C	500,000	–	–	–	500,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	1,000,000	–	–	–	1,000,000	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	Scheme C	500,000	–	–	–	500,000	12.5250	1.3.2004 – 28.2.2009
Dr Akio Urakami	25.2.2004	Scheme C	300,000	–	300,000	–	–	12.1700	25.2.2004 – 24.2.2009
Mr Vincent Ting Kau Cheung	30.4.2002	Scheme C	400,000	–	400,000	–	–	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	Scheme C	300,000	–	300,000	–	–	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	100,000	–	–	12.1700	25.2.2004 – 24.2.2009
Mr Joel Arthur Schleicher	30.4.2002	Scheme C	200,000	–	100,000	–	100,000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	Scheme C	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Mr Christopher Patrick Langley	17.7.2003	Scheme C	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
Total for directors			47,412,000	100,000	2,200,000	–	45,312,000		

42. Share Options *(continued)*

	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	23.7.2001	Scheme B	600,000	–	300,000	–	300,000	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	Scheme C	2,880,000	–	1,000,000	–	1,880,000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	Scheme C	1,000,000	–	500,000	–	500,000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	Scheme C	8,295,000	–	4,793,000	20,000	3,482,000	7.6250	17.7.2003 – 16.7.2008
	1.9.2003	Scheme C	40,000	–	40,000	–	–	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	Scheme C	204,000	–	–	–	204,000	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	Scheme C	148,000	–	148,000	–	–	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	Scheme C	11,026,000	–	3,995,000	64,000	6,967,000	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	Scheme C	200,000	–	–	–	200,000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	Scheme C	300,000	–	–	–	300,000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	Scheme C	200,000	–	–	–	200,000	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	Scheme C	40,000	–	40,000	–	–	11.5000	25.6.2004 – 24.6.2009
	10.8.2004	Scheme C	400,000	–	400,000	–	–	11.3000	10.8.2004 – 9.8.2009
	18.8.2004	Scheme C	60,000	–	–	–	60,000	11.2500	18.8.2004 – 17.8.2009
	2.10.2004	Scheme C	1,000,000	–	–	–	1,000,000	15.3500	2.10.2004 – 1.10.2009
	13.12.2004	Scheme C	250,000	–	–	–	250,000	15.7100	13.12.2004 – 12.12.2009
	17.1.2005	Scheme C	–	150,000	–	–	150,000	16.5200	17.1.2005 – 16.1.2010
	7.2.2005	Scheme C	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
	7.4.2005	Scheme C	–	200,000	–	–	200,000	17.2100	7.4.2005 – 6.4.2010
	27.4.2005	Scheme C	–	25,000	–	–	25,000	17.6600	27.4.2005 – 26.4.2010
	10.5.2005	Scheme C	–	200,000	–	–	200,000	17.2000	10.5.2005 – 9.5.2010
	1.6.2005	Scheme C	–	20,000	–	–	20,000	17.4200	1.6.2005 – 31.5.2010
	17.6.2005	Scheme C	–	250,000	–	–	250,000	17.9500	17.6.2005 – 16.6.2010
	27.6.2005	Scheme C	–	500,000	–	–	500,000	19.2000	27.6.2005 – 26.6.2010
Total for employees			26,643,000	1,445,000	11,216,000	84,000	16,788,000		
Total for all categories			74,055,000	1,545,000	13,416,000	84,000	62,100,000		

42. Share Options *(continued)*

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 31.12.2005
Scheme B	600,000	–	300,000	–	300,000
Scheme C	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

Option type	Outstanding at 1.1.2004	Granted before the share subdivision	Exercised before the share subdivision	Addition due to adjustment for the share subdivision made during the year	Granted subsequent to the share subdivision	Exercised subsequent to the share subdivision	Lapsed during the year	Outstanding at 31.12.2004
Scheme B	2,750,000	–	250,000	2,500,000	–	4,400,000	–	600,000
Scheme C	38,829,000	8,383,000	2,745,000	44,467,000	1,950,000	16,941,000	488,000	73,455,000
	41,579,000	8,383,000	2,995,000	46,967,000	1,950,000	21,341,000	488,000	74,055,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1st January	Granted during the year	Exercised during the year	Outstanding at 31st December
2005	**47,412,000**	**100,000**	**2,200,000**	**45,312,000**

	Outstanding at 1st January	Granted before the share subdivision	Exercised before the share subdivision	Addition due to adjustment for the share subdivision made during the year	Exercised subsequent to the share subdivision	Outstanding at 31st December
2004	24,556,000	2,450,000	350,000	26,656,000	5,900,000	47,412,000

The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$16.52 to HK$19.97 (2004: ranged from HK$10.57 to HK$16.70), which were approximately the fair value of the Company's share at the date of exercise.

42. Share Options *(continued)*

These fair values were calculated using The Black-Scholes pricing model. The inputs into the model and details of Company's share options were as follows:

Date of grant	Exercise price	based on Expected life of share options	Expected volatility Hong Kong historical volatility of share prices	Expected Exchange Fund Notes rate	annual dividend yield
17.1.2005	16.5200	3 years	35%	1.993%	1.5%
7.2.2005	17.7500	3 years	35%	2.148%	1.5%
7.4.2005	17.2100	3 years	35%	3.437%	1.5%
27.4.2005	17.6600	3 years	35%	2.877%	1.5%
10.5.2005	17.2000	3 years	35%	3.003%	1.5%
1.6.2005	17.4200	3 years	35%	3.137%	1.5%
17.6.2005	17.9500	3 years	35%	3.178%	1.5%
27.6.2005	19.2000	3 years	35%	3.137%	1.5%

The weighted average closing prices of the Company's Shares on dates of grant ranged from HK$16.40 to HK$19.20 per option.

Expected volatility was determined by using the historical volatility of the Company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimated, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognized the total expense of HK$6,703,000 for the year ended 31st December, 2005 (2004: nil) in relation to share options granted by the Company.

The fair values of the share options granted in the current year measured as at various dates of grant ranged from HK$3.78 to HK$4.71 (2004: ranged from HK$2.66 to HK$3.63) per option. The weighted average fair value of the share options granted in the current year was HK$4.34 per option.

43. Capital Commitments

	The Group		**The Company**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure in respect of the purchase of property, plant and equipment and licence:				
Contracted for but not provided	**199,554**	151,762	**59,349**	22,445
Authorized but not contracted for	**68,957**	2,067	**–**	–

44. Related Party Transactions

During the year, the Group entered into the following transactions with associates:

	2005 HK$'000	2004 HK$'000
Management fee income	**456**	526
Management fee expenses	**420**	843
Interest income received	**7,138**	3,592
Sales income	**402**	729
Equipment charge income	**897**	973
Commission income received	**17,287**	–

The remuneration of directors and other members of key management during the year was as follows:

	2005 HK$'000	2004 HK$'000
Short-term benefits	**129,998**	75,065
Post-employment benefits	**9,446**	717
Termination benefits	**13,175**	5,720
Share-based payments	**4,653**	–
	157,272	81,502

Details of the balances with related parties are set out in the consolidated balance sheet, balance sheet and Note 24.

45. Particulars of Principal Subsidiaries

Particulars of the principal subsidiaries of the Company as at 31st December, 2005 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Proportion of nominal value of issued capital held by the Company Indirectly %	Principal activities
A&M Electric Tools GmbH	Germany	€20,451,675	–	100	Trading and manufacture of power equipment products
DreBo Werkzeugfabrik GmbH	Germany	€1,000,000	–	100	Trading and manufacture of power equipment products
Digiwireless Limited	Hong Kong	HK$2	100	–	Investment holding
Homelite Asia (Dongguan) Company Limited	The PRC	US$2,100,000	–	100	Manufacture of outdoor power equipment products
Homelite Asia Ltd.	The British Virgin Islands ("BVI")/ The PRC	US$1	–	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	–	100	Trading of outdoor power equipment products
Homelite Far East Co. Ltd.	Hong Kong	HK$2	100	–	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	–	Investment holding
MacEwen Property Co. Inc.	USA	US$100	100	–	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	–	Trading of household electronic and electrical products
Milwaukee Electric Tool Corporation	USA	US$50,000,000	–	100	Trading and manufacture of power equipment products
One World Technologies, Inc.	USA	US$10	–	100	Investment holding
OWT France SAS	France	€1,750,000	–	100	Investment holding
OWT Industries, Inc.	USA	US$10	–	100	Manufacture of electric components and power equipment products
Royal Appliance International GmbH	Germany	€1,050,000	74.9	–	Trading of household electronic and electrical products
Royal Appliance Mfg. Co.	USA	US$1	–	100	Trading and manufacture of floor care products
Ryobi Technologies Canada Inc.	Canada	C$600,000	–	100	Trading of electric power equipment products

45. Particulars of Principal Subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Ryobi Technologies GmbH	Germany	€500,000	100	–	Trading of electric power equipment products
Ryobi Technologies S.A.S.	France	€14,919,832	–	100	Trading of electric power equipment products
Ryobi Technologies (UK) Limited	The United Kingdom	£4,000,000	–	100	Trading of electric power equipment products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	–	Manufacture of plastic parts
Santo Industries Limited	Hong Kong	HK$2,000,000	100	–	Manufacture of metallic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	–	Manufacture of electronic products
Techpower Engineering Company Limited	Hong Kong	HK$2	100	–	Manufacture of components
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	–	100	Trading and manufacture of floor care products
Techtronic Appliances International Ltd	BVI	US$1	–	100	Investment holding
Techtronic Industries Australia Pty. Ltd. (formerly known as "Ryobi Technologies Australia Pty Limited".)	Australia	A$5,500,000	100	–	Trading of electric power equipment products
Technologies Industries N.Z. Ltd (formerly known as "Ryobi Technologies (New Zealand) Limited")	New Zealand	NZ$1,165,500	100	–	Trading of electric equipment products
Techtronic Industries North America, Inc.	USA	US$10	98.4	1.6	Investment holding
Techtronic Industries (Dongguan) Co. Ltd.	The PRC	US$12,500,000	–	100	Manufacture of power equipment products
Techtronic Industries (Taiwan) Co. Ltd. (formerly known as "OWT Taiwan Limited")	Taiwan	NT$5,000,000	100	–	Provision of inspection services
TTI Investments (Dongguan) Company Limited	Hong Kong	HK$2	100	–	Investment holding
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	–	Assembly and distribution of floor care products
Vax Limited	The United Kingdom	£33,000	100	–	Assembly, procurement and distribution of floor care products

45. Particulars of Principal Subsidiaries *(continued)*

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

46. Particulars of Associates

Particulars of the associates as at 31st December, 2005 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	–	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	–	100	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	CHF105,000	–	100	Marketing and research and development
Precision Technology Industries Limited	Bermuda	US$12,000,000	25	–	Manufacture of power equipment products

47. US Dollar Equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

48. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

FINANCIAL SUMMARY

Results

	Year ended 31st December,				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
				(As restated)	
Turnover	6,101,140	9,492,938	13,182,808	16,304,140	**22,358,387**
Profit before share of results of associates and taxation	270,055	495,780	769,228	1,076,344	**1,223,344**
Share of results of associates	(300)	121	(987)	(845)	**(6,463)**
Profit before taxation	269,755	495,901	768,241	1,075,499	**1,216,881**
Taxation	(19,517)	(70,246)	(66,811)	(108,829)	**(157,714)**
Profit for the year	250,238	425,655	701,430	966,670	**1,059,167**
Attributable to:					
Equity holders of the parent	247,113	413,414	673,973	926,356	**1,018,984**
Minority interests	3,125	12,241	27,457	40,314	**40,183**
Profit for the year	250,238	425,655	701,430	966,670	**1,059,167**
Basic earnings per share	21.74 cents	33.24 cents	51.56 cents	69.28 cents	**73.53 cents**

Assets and Liabilities

	At 31st December,				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
				(As restated)	
Total assets	3,807,792	6,423,105	9,646,268	13,903,324	**20,374,741**
Total liabilities	2,683,100	4,576,251	7,087,010	10,367,476	**14,141,732**
	1,124,682	1,846,854	2,559,258	3,535,848	**6,233,009**
Equity attributable to equity holders of the parent	1,114,705	1,827,937	2,512,884	3,453,816	**6,112,339**
Minority interests	9,977	18,917	46,374	82,032	**120,670**
	1,124,682	1,846,854	2,559,258	3,535,848	**6,233,009**

CORPORATE INFORMATION

Board of Directors

Group Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung JP
Group Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan

Non-executive Director

Mr Vincent Ting Kau Cheung

Independent Non-executive Directors

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

Financial Calendar 2006

12th April:	Announcement of 2005 annual results
22nd May:	Annual General Meeting
9th June:	Last day to register for 2005 final dividend
12th-16th June:	Book closure period
28th July:	Final dividend payment
30th June:	Six months interim period end
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (code: TTNDY)

Share Registrar and Transfers Office

Secretaries Limited
26/F Tesbury Centre
28 Queen's Road East
Hong Kong
T: (852) 2980 1888
F: (852) 2861 0285

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.
Hang Seng Bank Ltd.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks are registered trademarks of their respective owners.

Sears® and Craftsman® brands are registered trademarks of Sears Brands, LLC.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

Hong Kong

Techtronic Industries Co. Ltd.
Homelite Far East Co. Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T (852) 2402 6888
F (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T (852) 2413 3923
F (852) 2498 8264

Solar Wide Industrial Ltd.
T (852) 2480 0888
F (852) 2480 1320
www.solarwide.com.hk

Techtronic Appliances (Hong Kong) Ltd.
T (852) 2402 6888
F (852) 3118 1776

19/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Factory
No. 3, Industrial Zone,
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T (86-769) 558 2172
F (86-769) 558 2575

Techtronic Appliances Factory 1
Homelite Factory
Shang Tun Village,
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province, 523941
T (86-769) 558 0962
F (86-769) 558 7962

Techtronic Appliances Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T (86-769) 558 4125
F (86-769) 558 4135

Gimelli Laboratories Factory
Solar Wide Factory
Heng Xing Industrial Zone
No.38, Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T (86-755) 2755 5286
F (86-755) 2755 5605

Taiwan

Techtronic Industries Taiwan Co Ltd.
10F-3, No. 122-19, Sec 2, Chung Kang Road
Shi Tun Dist., Taichung, Taiwan 407
T (886-4) 2706 8052
F (886-4) 2106 8045

Canada

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
T (1-519) 624 2222
F (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
T (1-864) 226 6511
F (1-864) 261 9435
www.homelite.com

Techtronic Industries North America, Inc.
T (1-800) 323 4615
F (1-864) 964 3360
www.ryobitools.com

1428 Pearman Dairy Road
Anderson, South Carolina 29625

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
T (1-864) 226 6511
F (1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139
T (1-440) 996 2000
F (1-440) 996 2027
www.royalappliance.com

Milwaukee Electric Tool Corporation
13135 W. Lisbon Road
Brookfield, WI 53005
T (1-262) 781 3600
F (1-262) 790 6333
www.milwaukeetool.com

France

Ryobi Technologies SAS
Immeuble Le Grand Roissy
Z.A. du Gue
35, rue de Guivry
B.P. 5
77990
T (33-1) 6094 6970
F (33-1) 6094 6979
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
Itterpark 4, D-40724 Hilden
T (49-2103) 2958 0
F (49-2103) 2958 29
www.ryobi-powertools.de

Royal Appliance International GmbH
Itterpark 9, D-40724 Hilden
T (49-2103) 200710
F (49-2103) 200777
www.dirtdevil.de

A & M Electric Tools GmbH
Max-Eyth-Str. 10
D-71364 Winnenden
T (49-7195) 120
F (49-7195) 12666
www.aeg-pt.com

DreBo Werkzeugfabrik GmbH
Ulrichstrabe. 22
88361 Altshausen
T (49-7584) 29000
F (49-7584) 290019
www.drebo.de

United Kingdom

Ryobi Technologies (UK) Ltd.
Medina House
Fieldhouse Lane, Buckinghamshire
SL7 1TB
T (44-1491) 848 700
F (44-1491) 848 701
www.ryobipower.co.uk

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T (44-1905) 795 959
F (44-1905) 795 958
www.vax.co.uk

Australia

Techtronic Industries Australia Pty Ltd.
Building B
3 Shirley Street
Rose Hill, N.S.W.
Australia
T (61-2) 9792 9800
F (61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
T (61-8) 9247 8100
F (61-8) 9247 8190
www.vax.com.au

New Zealand

Techtronic Industries N.Z. Ltd.
27 Clemow Drive
Mt. Wellington
Auckland
T (64-9) 573 0230
F (64-9) 573 0231
www.ryobi.co.nz

Techtronic Industries Co. Ltd.
24/F, CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T., Hong Kong
T (852) 2402 6888
F (852) 2413 5971

www.ttigroup.com



Front cover:
The Milwaukee® revolutionary new V18™ hammer drill utilizes the new V™ lithium ion battery delivering significantly longer run time, more power and lighter weight.


創科實業

不斷創新
致力實踐

2005年 年報

股份編號：669


2001
2002
2003
2004
2005

2003
The Home Depot®推出RIDGID®專業電動工具系列

2001
與The Home Depot®成為合作夥伴

1990
在香港聯合交易所上市

1988
創科實業於東莞開設其首個在中國內地之生產設施

1987
與SEARS®成為合作夥伴

1985
Horst Julius Pudwill先生和鍾志平先生成立創科實業


TTi

目錄

公司發展歷程

2005
收購Milwaukee®、AEG®和DreBo®專業電動工具及配件業務



AEG
ELECTRIC TOOLS

DreBo

2004
收購Ryobi®在北美洲之戶外園藝電動工具之品牌使用權


RYOBI

2003
收購Royal®及Dirt Devil®地板護理產品品牌和業務


ROYAL.

Dirt Devil

2002
收購Ryobi®在澳洲及紐西蘭之電動工具及戶外園藝電動工具之品牌使用權和業務


RYOBI

2001
收購 Homelite®戶外園藝電動工具之品牌和業務


Homelite

收購Ryobi®在歐洲之電動工具及戶外園藝電動工具之品牌使用權和業務


RYOBI

2000
收購Ryobi®在北美洲之電動工具之品牌使用權和業務


RYOBI

1999
收購Vax®於英國和澳洲之地板護理產品之品牌和業務


1985
1987
1988
1990
1999

集團簡介

創科實業有限公司(「創科實業」或「本集團」)為創新電動工具產品、地板護理產品、激光儀及電子產品的市場領導者。本集團擁有多個信譽昭著的品牌，該等品牌以嶄新設計、先進技術、創新推廣概念及領先市場而享負盛名。旗下全球頂尖品牌包括 Milwaukee®、AEG®、Ryobi®及Homelite®電動工具產品；Royal®、Dirt Devil®、Regina®及 Vax®地板護理產品。

本集團之產品行銷於北美洲、歐洲及其他主要市場之家居用品中心、主要零售商、工具總匯分銷商和其他銷售渠道。創科實業亦是北美洲及歐洲多個主要OEM品牌和自有零售品牌之優先合作夥伴。

創科實業的總部設於香港，本集團於二零零五年錄得銷售額223.6億港元，此乃集團遍佈全球共22,000名員工共同努力的成果。

財務摘要


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2006
WASH, D.C.
209
SECTION

	2005 百萬港元	2004 百萬港元 (重列)	2005 百萬美元	2004 百萬美元 (重列)	增幅 %
業務營運					
營業額	**22,358**	16,304	**2,866**	2,090	+37.1
毛利	**6,942**	4,941	**890**	633	+40.5
除利息、税項、折舊及攤銷前盈利	**1,989**	1,488	**255**	191	+33.6
母公司權益持有人應佔溢利	**1,019**	926	**131**	119	+10.0
每股基本盈利(港仙/美仙)	**73.53**	69.28	**9.43**	8.88	+6.1
每股股息(港仙/美仙)	**18.60**	17.00	**2.38**	2.18	+9.4
截至年結日之財務狀況					
資產總值	**20,375**	13,903	**2,612**	1,782	+46.5
流動資產淨值	**4,886**	3,823	**626**	490	+27.8
股東資金	**6,112**	3,454	**784**	443	+77.0
資產開支	**597**	312	**77**	40	+91.6
每股賬面淨值(港元/美元)	**4.18**	2.55	**0.54**	0.33	+63.9

營業額
百萬港元


2005
22,358
2004
16,304
2003
13,183
2002
9,493
2001
6,101

每股基本盈利
港仙


2005
73.53
2004
69.28
2003
51.56
2002
33.24
2001
21.74

母公司權益持有人應佔溢利
百萬港元


2005
1,019
2004
926
2003
674
2002
413
2001
247

每股賬面淨值
港元


2005
4.18
2004
2.55
2003
1.90
2002
1.42
2001
0.97

主席報告書



“致力開發創新產品及提升營運效率，旨在迎合客戶及最終用戶之需要，乃本集團致勝之道。”

Horst Julius Pudwill
主席兼行政總裁

- 營業額及溢利表現均再創新記錄
- 主要品牌合共錄得雙位數字增長
- **Milwaukee® 和 AEG® 業務錄得雙位數字增長**
- 創新產品推動業務發展

每股股息
港仙



2005 18.6
2004 17.0
2003 12.5
2002 8.0
2001 5.75

本集團營業額及溢利於二零零五年再創新記錄。本集團一直致力拓展領先品牌、加強與客戶的合作關係、開發創新產品、提升全球業務之營運效率，為集團之核心業務提供一個重要的發展基礎。新收購之Milwaukee® 及 AEG® 業務亦錄得雙位數字增長，及為本集團帶來盈利貢獻。穩固的基礎，加上集團之營運規模，讓本集團可迅速靈活回應市場的變化及挑戰，朝著長遠目標努力發展。

本集團營業額為22,360,000,000港元，較二零零四財政年度增加37.1%。重要的是，本集團的主要品牌合共錄得雙位數字增長，而毛利率在原料價格影響下仍持續改善，由二零零四年度之30.3%增加至31.0%。雖然新收購增加了集團在利息和業務重組方面之開支，對利潤起著負面影響，純利仍增加10.0%至1,019,000,000港元。每股盈利增加6.1%至73.53港仙。

年內，本集團開始整合Milwaukee®及AEG® 專業電動工具業務，加強本集團旗下電動工具業務在品牌、產品及客戶各方面之優勢。本集團將繼續整合業務，收購之業務可受惠於本集團的低成本營運及高規模效益，以發揮在市場推廣之協同效益和節省成本。本集團力求改善業務營運，透過提高生產能力及推行成本削減計劃，提升財務優勢。與二零零四年比較，營運資金進一步改善，有效的供應鏈管理把平均存貨周轉期縮短4日，而加強銷售賬款之管理令平均銷售賬款周轉期縮短7日。

董事會建議派發末期股息每股12.60港仙。連同中期股息每股6.00港仙合計，全年度合共派息每股18.60港仙，二零零四則為每股17.00港仙，增幅達9.4%。

非凡實力

本集團最大之業務環節，電動工具產品業務較去年增長49.1%，而本集團的主要品牌之地位於各主要市場繼續提升。年內，最終用戶對本集團的產品需求殷切。創新產品乃電動工具產品業務之主要增長動力，這包括 Milwaukee® V28™ 鋰離子電動工具、RIDGID®全新氣動工具系列，以及Ryobi®品牌之One+™系列所增添之產品。戶外園藝電動工具業務亦錄得增長，不但在現有產品類別增添新產品，亦成功開發新產品類別，包括進軍高壓清洗機、犂地機及電動劈木機等新類別。

電動工具產品業務之領先品牌包括Milwaukee®、AEG®、Ryobi®及Homelite®，此等品牌廣受全球市場認可及信賴，覆蓋由專業承辦商以至DIY(自行裝配)消費者之廣泛客戶基礎。Milwaukee®及AEG®將讓本集團在核心業務以外，擴充在各地域之業務。本集團持續提升品牌價值，專注於重要市場、創新市場推廣、加強產品開發及提升供應鏈管理。把AEG®納入本集團的業務，大大擴闊了本集團於歐洲地區之分銷渠道及加強市場推廣方面的優勢。

以主要業務劃分之營業額


3%
20%
77%

● 電動工具產品
● 地板護理產品
○ 激光儀及電子產品

地板護理產品業務的自有品牌在北美洲的強烈競爭環境下仍然表現出色。由於本集團致力發展Dirt Devil®和Vax®等自有品牌業務，OEM(原件設備製造)業務因而下跌，但地板護理產品業務之整體銷售額於回顧期內仍增長11.0%。面對充滿挑戰的市場環境，本集團致力開發新產品，新產品佔二零零五年營業額逾30%，而本集團旗下品牌在德國及英國兩大地區市場仍維持其領導地位。隨著Dirt Devil®市場地位提升，擴充集團在北美洲之業務，Dirt Devil®亦成為消費者及大型零售商之首選品牌。透過精簡營運、推出創新產品、配合市場推廣及積極改善供應鏈架構以減低成本，北美洲業務仍然保持其競爭優勢，應付原材料成本上漲及價格競爭的挑戰。二零零六年將為OEM業務轉變之過渡期，隨著本集團與其他客戶所推出的新項目，預期OEM業務將可於二零零七年回升。

激光儀及電子產品業務的銷售額雖然下跌6.5%，但受惠於減省成本計劃和新產品，利潤比率持續改善。經過數年高增長，面對激光測量儀和太陽能照明燈市場之競爭，影響此項業務之增長。本集團將致力擴展現有ODM(原件設計製造)業務，開拓歐洲市場和透過自有品牌增加此項業務之銷售渠道，推動激光儀及電子產品業務之增長。此項業務仍保持其在設計專利、開拓新產品和生產效率各方面之優勢。

持續增長動力

成功的領導優勢建基於經營理念及公司文化，兩者代表著企業在實際情況下實踐目標之能力。本集團之成功，有賴公司上下朝著同一清晰之發展方向而努力。我們致力開發創新產品、提升規模效益、增強與合作夥伴的關係和適時推行決策。於二零零五年，我們成功拓展市場、擴充產品系列、提升實力及管理才幹，大大提升我們的競爭優勢。此等優勢不但推動本集團於二零零五年之業務表現，亦為日後業務及盈利增長奠定穩固的基礎。

不斷創新

產品創新對每一品牌及每一市場尤其重要，不單可打造顧客對品牌的忠誠度，於成本壓力及價格競爭下提升利潤表現，更可鞏固集團與各零售夥伴之關係。本集團妥善統籌各業務部門，提供功能強勁兼創意無限的產品，從而抓緊市場佔有率及提升品牌地位。創科實業致力加強產品開發優勢，務求改進流程、善用資源及提升企業營運效率，將消費者的需求融入創新設計概念。全球各地之研發投資增幅達45.2%，由去年佔營業額2.1%增至二零零五年之2.2%。年內，本集團整合概念中心、集中工程資源及推行全球產品平台規劃，務求日後獲取更佳投資回報及提升研發效率。

以市場地區劃分之營業額


北美洲
77%(81%)*
歐洲及世界各地
23%(19%)*

截至二零零四年十二月三十一日止年度

領先品牌

領先品牌可打造顧客對品牌的忠誠度，有助確保業務持續增長。本集團推行公關、廣告及推廣策略計劃，以及參與展銷會，向目標對象傳達具感染力之形象及訊息，有關專題報道及獲獎數目於二零零五年均創下新高。積極推行市場推廣活動可提高品牌知名度，更重要的是為零售夥伴帶動消費者流量。本集團投資於市場推廣，相對二零零四年，廣告開支增加27%，以增強集團的強勁品牌組合。此外，透過順利整合收購業務，進一步加強本集團之品牌組合，並透過在市場研究、創新產品及市場推廣方面之協同效益，提高領先品牌之市場滲透率。

營運優勢

憑藉於營運規模、市場擴展及營運效率方面之優勢，本集團與重要的零售夥伴維持緊密的合作關係。此等優勢亦為本集團保持日後之增長勢頭。營運規模令集團可靈活面對市場挑戰及瞬息萬變之零售趨勢，以最佳成本推出產品。本集團不斷改善供應鏈管理、生產業務、質量保證系統及善用低成本供應商，旨在各層次減省成本。我們在歐洲的地板護理產品業務亦受惠於本集團在生產和開發產品的優勢而成為業界先驅。

致力實踐

本集團緊守發展目標，適時推行各項計劃，致力開發新產品、提升供應鏈管理和市場推廣，確保成為業內先軀。本集團將繼續投資資訊系統，提升工作管理及決策效率。我們亦專注於加強與目標市場之零售夥伴的合作關係。本集團與客戶緊密合作，為各個市場類別提供創新產品，並改善供應鏈管理。隨著零售夥伴均銳意加強營運資本管理，供應鏈管理的效率成為評估其供應商表現的重要指標。本集團積極改進業務營運、加快新產品的推出及推出較高利潤的產品，均有助拓展在各市場之重要銷售渠道的業務及有助抵銷市場影響，確保達致增長目標。

未來目標及價值提升

本集團表現貫徹一致，乃本集團專注推行於拓展領先品牌、與客戶緊密合作、開發創新產品、卓越的經營效能等核心策略之成果。本集團於二零零五年表現出色，而憑藉二零零五年下半年及二零零六年在市場推出的新產品及一系列創新產品，加上收購所帶來的貢獻和規模效益，增長前景向好。

本集團之旗下品牌具備所需條件，繼續擴大其市場佔有率。本集團能配合主要銷售渠道對高產量、優質產品及超卓物流安排之需求。分銷渠道之擴充、產品科技之提升及收購後的強大品牌組合，加強了本集團拓展業務的機會。本集團將持續精簡營運，把生產調遷至本集團低成本製造基地，加上積極外判生產，可進一步節省日後成本。我們已具備有利條件，於目標分銷渠道繼續擴充本集團之各項業務。

二零零六年，本集團將繼續集中於員工、設施、研究及未來業務各方面投放資源。長遠而言，這種做法定能鞏固集團基礎，令財政表現持續理想。本集團已確立清晰有效之策略、完善的流程及努力不懈之隊伍。我們相信，本集團致力推行之四項策略，將繼續為股東、合作夥伴、僱員及客戶締造更佳成績。

最後，本人謹對全球各地員工於年內辛勤工作致以衷心感謝。本集團於二零零五年再創佳績，全賴彼等刻苦勤奮工作。本人亦感謝董事會同仁對集團理念及管治作出孜孜不倦之貢獻。本人謹代表公司上下感謝股東、客戶及合作夥伴之鼎力支持，令本集團於二零零五年再創佳績。

Horst Julius Pudwill
主席兼行政總裁
創科實業有限公司

管理層討論




David Butts，*集團高級副總裁*



創科實業，北美洲
Lee Sowell，*總裁 — 戶外園藝電動工具業務部*
Jeff Dils，*總裁 — 電動工具業務部*
Philippe Buisson，*財務總監*

Q1：面對美國房屋市場不同發展周期，創科實業如何依賴於北美洲所覆蓋之市場維持業務增長？

創科實業堅信，創新思維幾乎為任何市場環境持續增長之關鍵。事實上，創新思維經常能推動呆滯市場再次興旺發展。任何具有理想的卓越企業均以領導市場為目標，而非盲目追隨市場。集團本身之研發實力不單能匯集最終用戶之無窮想像力，亦能為他們帶來嶄新體驗。Milwaukee® V28™電動工具系列是我們在創新設計之一大例證，標誌著電動工具市場之重大躍進，説明集團領導市場之實力和其持續增長之動力。

此外，創科實業擁有一個多元化之產品組合及多個信譽昭著之品牌，能讓我們更有效率及靈活地面對市場各種挑戰。我們相信北美洲市場將持續穩健發展，同時我們亦致力擴展北美洲以外之其他市場，並於該等市場取得理想業務增長。集團在歐洲之業務具雄厚發展潛力，而近年所取得之初步成績即為最佳説明。

Q2：創科實業於過去五年急速發展，管理層如何有效運用資源配合此擴展，特別是面對收購整合之情況？

創科實業一直致力投資及提升其環球管理資源及運作。各部門主管致力培訓精鋭隊伍，以具備所需之質素，應付全球之競爭。集團之營運檢討程序包括機構及管理策劃及表現。集團所收購之公司主要為跨國公司之分部，透過收購，我們得以招攬更多人才及加強集團之管理理層結構，並引進此等公司之最佳政策。能及時兼順暢地進行整合收購，足以證明公司上下管理流程奏效，且各隊伍均擁有豐富專業知識。此外，我們深明策略清晰、目標明確乃有效管理之關鍵，這不單能應用於工作方面，亦有助識別具備相關經驗及管理手法之合適經理人才。



Stephan Pudwill，*總監 — 業務發展部*



A&M Electric Tools
Horst Garbrecht，*副總裁 — 業務營運*



Thomas James博士，*高級副總裁 — 工程部，環球電動工具業務*

Q3：創科實業於擴展業務至工業及專業用電動工具行業方面，有何計劃？

我們一直專注擴充產品範疇至各類市場，而工業及專業市場為電動工具重要之最終用戶市場。有見及此，集團除受Milwaukee®與AEG®之強大研發能力、品牌及產品實力所吸引而進行收購外，我們亦著眼於該兩個品牌在專業承包商分銷渠道方面之優勢，不單為集團能帶來新銷售渠道，亦有助我們進一步擴闊客戶基礎。

此舉與我們領先品牌策略貫徹一致。各品牌對準不同市場，客戶層面包括DIY(自行裝配)消費者，以至專業及工業用戶。Milwaukee®與AEG®均為專業電動工具市場備受推崇之品牌。Ryobi®成功於DIY市場建立領導地位，以「實惠價格和專業性能」見稱，深受追求卓越表現及價值之最終用戶歡迎。我們將透過擴充及加強各品牌之產品平台，發揮所有品牌之優勢，迎合各行業最終用戶之需要。

Q4：創科實業如何維持與頂尖客戶之穩固關係？

作為世界級製造公司，創科實業瞭解到，要成為創意無限之業界翹楚，不單要專注產品革新，亦須致力改善為客戶提供之服務。我們必須於供應鏈效率上領先，方能成為客戶首選之供應商。我們將繼續致力推行物流及存貨管理方面多項重要計劃，以鞏固與客戶之關係。事實上，於共同管理供應鏈方面，我們與大型零售夥伴所建立之業務關係已進一步提升。

我們亦與整個供應鏈的合作夥伴緊密連繫，以改善由物料供應至物流管理，以至進行店內調查至確保生產符合客戶需求等各個程序。我們亦繼續鞏固亞洲地區以外之物料供應網絡，目前於墨西哥及東歐均有業務。本集團選用靈活之裝嵌線，矢志大幅提升營運效率。此等措施均旨在縮短回應夥伴要求之所需時間，提高全球範疇之營運效率。

Q5：創科實業如何於現今競爭激烈之環境下維持最佳成本狀況?

我們明白，要在現今競爭激烈之全球經濟環境下生存，公司必須就產品及服務制定具競爭力之價格，更必須符合最高品質標準。自集團由OEM製造商開業以來，我們一直遵守此原則。本集團致力改善本已嚴謹之成本減省及品質提升計劃，並有系統地尋求改善營運程序之商機，如將生產程序遷移至低成本地區、善用本身之採購規模，以及透過產品設計提升產品品質素等。集團之最佳成本基礎與營運檢討程序基本上互相融合。

除持續提升生產力外，我們亦擴充及改革持續品質改善系統，此系統延伸至供應商基礎及終端用戶有關的範疇，更與集團之收購事項息息相關，令整個供應鏈受惠。最後，讓我們再次強調，在各創新是維持最佳成本狀況之主要元素。集團之創新企業文化為業務帶來突破，有助撇銷不必要之開支，同時提升各產品線之品質及獨特性。


不斷創新
專注研究最終用戶的需要，融入產品設計當中，推出以用
家主導的革命性創新產品，以增加集團的市場佔有率。



Milwaukee

waukee® V28™電錘採用鋰離子電
技術，為其重量類別中最強勁之充
式電鑽。



LITHIUM-ION

領先品牌

本集團的品牌組合，深受全球家庭用戶及專業用戶所推崇及信賴，令集團業務持續增長。


0719-22
Milwaukee
2X RUNTIME
V28
LITHIUM-ION
28 Volt Power at 18 Volt Battery Weight!
SAWZALL KIT
TECHNOLOGY


REACTION
Advanced Design for Exceptional Performance and Quality
Superior Suction Power That Lasts!
D2
DUAL CYCLONIC ACTION
means sustained suction and excellent performance at the nozzle
Filterless Dirt Cup
New Filtration Design
No messy interaction with filter
Easy, bottom empty dirt cup
Faster.
Easier.
Cleaner.


RYOBI
3000psi
7 HP
2.7 GPM
Premium Features Come Standard!





RYOBI 700W

RHT-700R

vax X3

All floors

2-year warranty

12-amp dual motors

Advanced NEXT CLEAN design

vax Designed with you

Dirt Devil



1050W
RYOBI



Livetool In

PERCEUSE A PERCUSSION
IMPACT DRILL
SCHLAGBOHRMASCHINE
TALADRADORA DE PERCUSION
TRAPANO A PERCUSSIONE
KLOPBOOR
BERBEQUIM DE PERCUSSAO
SLAGBOREMASKINE

14,4 V
63 Nm

AEG

Akku-Bohrschrauber
Battery Drill & Screwdriver
Taladro y atornillador a batería
Perceuse & Visseuse sans fil
Trapano e Avvitatori a batteria
Accu-boorschroefmachine
Akkuporakone ja -ruuvinväännin
AKKU bore-/skruemaskine
Batteridrevet bor-/skrumaskin
Sladdlös borrmaskin & skruvdragare
Akumulatorowa wiertarko-wkrętarka
ΔΡΑΠΑΝΟΚΑΤΣΑΒΙΔΟ ΜΠΑΤΑΡΙΑΣ

14.4V

FIX TEC

BATTERY BALANCE

PLANETARY GEAR

RYOBI

RYOBI 18.0v

18v



Homelite
Simply Reliable.
VacAttack II
Powerful
200 MPH, 420 CFM
Puissant
322 km/h (200 mph)
11,9 m³/mn (420 cfm)
Potente:
322 KPH (200 MPH),
11.9 MCM (420 PCM)
Homelite
Vac Attack II



18v ONE+



4-Piece Combo Kit

營運優勢

本集團之規模效益為集團創造競爭優勢，有助提升集團在營運和財務上的靈活性，更能迎合客戶的需要。


RYOBI



Ryobi® 品牌之 12AMP 電動犁地機配以 Just Add Sand™ 重量裝置設計，在犁地時運作更加穩定。另外 Fold n' Store™ 設計令產品便於收藏。



致力實踐

本集團專注客戶要求的每個細節，務求能以最佳價格，適時推出迎合客戶需要的產品，以鞏固與客戶之合作關係。

全新的AEG®14.4V 充電式電鑽採用專利設計之FIXTEC系統，用家單手亦可迅速更換鑽頭。其金屬鑽夾頭可應付工業用途的嚴謹要求。



品牌概述

電動工具及配件

Milwaukee	• Milwaukee®於一九二四年在美國創立，以生產和銷售重型手提式電動工具及配件晉身業內翹楚，為專業承造商及全球業界提供質素優良、性能超卓、設計創新及物超所值之產品而在業內享負盛名，其產品以"Nothing but Heavy Duty"見稱。
AEG ELECTRIC TOOLS	• AEG®於一八八七年在德國創立，並於一八九三年生產首款電動工具。時至今日，AEG®為態度嚴謹之專業用家提供全面而設計超卓的電動工具。
RYOBI	• Ryobi®是家庭住戶、木匠、園藝迷、工藝愛好者、工匠、資深自行裝配(DIY)人士及裝修業界之首選品牌。提供全線電動工具，以實惠價格和提供專業級性能見稱。

領先品牌的價值與日俱增。本集團一向致力在所有業務環節推行建立知名品牌組合之策略。創科實業旗下品牌致力為用戶設計超卓質素、突破創新和物超所值的產品，令用戶感到稱心滿意，深表信賴。

戶外園藝電動工具



- 除了電動工具，Ryobi®旗下之戶外園藝電動工具系列亦以性能見稱，在品質和價格上較競爭對手佔有壓倒性優勢，是北美洲及歐洲享負盛名之戶外園藝電動工具品牌，深受消費者歡迎。

Homelite®

- Homelite®於一九二零年代在美國創立。多年來，Homelite®已為家庭用戶帶來眾多創意產品，其全線產品，由鏈鋸至吹風機，均能滿足最終用戶之需求。

地板護理產品



- Royal®是全球歷史最悠久之吸塵機生產商，產品型號可追溯至一九零五年。今年適逢一百周年誌慶，彰顯其創意和成就。



- Dirt Devil®是北美洲及歐洲家傳戶曉之品牌，深受廣大最終用戶信賴和支持。



- Vax®標誌著優良品質、耐用性能及出色表現。Vax®不但是英國及澳洲之領先品牌，亦是大型零售商於地板護理產品的優先合作夥伴。



- Regina®地板護理產品品牌始創於一個世紀前，當時電動地板清洗機市場剛起步發展。

電動工具產品

本業務營業額
百萬港元


2005
17,177
2004
11,524
2003
9,487
2002
7,604
2001
4,765

- 業務之營業額刷新記錄，增加 **49.1%** 至 **17,180,000,000** 港元
- 佔本集團總營業額 **76.9%**
- 經營溢利增加 **35.9%** 至 **1,237,000,000** 港元

電動工具產品營業額於二零零五年創新高，儘管OEM業務及客戶品牌業務表現放緩，然而此業務仍錄得可觀升幅，這主要是由於現有業務之主要品牌呈雙位數字增長及收購Milwaukee® 和AEG®業務之貢獻所致。創科實業的創新產品能力繼續冠於同儕，本年度推出的 Milwaukee® V28™ 鋰離子電動工具、RIDGID® 領先業界的專業氣動緊固工具及Ryobi®品牌的內燃機驅動高壓清洗機僅是數個成功例子。本集團建立了一強勁的電動工具品牌組合，覆蓋由專業承辦商以至DIY初學用戶之廣泛及多元化客戶基礎。透過整合收購業務，包括把生產調遷至本集團之最佳成本製造基地、整合產品開發過程、發揮規模效益（如採購方面），日後將有助提升效率及減省成本。

電動工具產品業務之營業額刷新記錄，增加49.1%至17,180,000,000港元，佔本集團總營業額76.9%。經營溢利增加35.9%至1,237,000,000港元。

Milwaukee® V28™ Sawzall™ 配以更佳之內部馬力機械結構和鋰電池，為專業用戶提供前所未有的動力及持久切割效果。

One +™ 18V角鑽之直角式設計及特大防滑軟膠 Gripzone™，使其在有限的空間亦可操控自如。

擁有高扭力的AEG® 14.4V STX鎳氫電池（Ni-MH）電鑽，能有效地於鋼材，軟木及磚石鑽孔，是工作間不可少的多功能工具。




RYOBI


AEG

Milwaukee

AEG
ELECTRIC TOOLS

RYOBI

業務回顧

電動工具

Milwaukee®乃北美洲工業及專業承辦商首選品牌。創新的V28™鋰離子電池電動工具為二零零五年的成功產品。年內，業界對產品需求持續增加，惟二零零五年銷售額受電池製造商產能所限而未能提高。本集團已擴充電池產量，以配合不斷增加的需求及於二零零六年擴闊之產品平台。

本集團繼續擴充RIDGID®專業電動工具系列。除手提式電動工具及枱式／座地式工具外，本集團增添新超卓專業氣動式緊固工具，進一步提升RIDGID®於專業用戶間之地位，及再一次印證其在北美洲專業電動工具之成功。

18V One +™ Torque IV™ 電鑽備有快速轉換制，可輕便地選擇電鑽或起子制式，運作更方便。

電動工具產品

備有15AMP馬達的RIDGID® 7 1/4"蝸桿圓鋸，擁有更高扭力及更大動力輸出。其鎂金屬保護罩及組件設計，使產品更輕和更耐用。

Craftsman® 專業10吋手提式枱鋸，易於摺合，便於收藏及搬運。


RIDGID





Ryobi®是全球DIY用戶之首選電動工具品牌。One+System™獨特的統一電池系統，可配合不同工具，此系列在北美洲之成績斐然。該系列除增添新產品外，亦於市場成功推廣其系統工具組合。此外，透過新網站之推出，提高消費者及主流消費媒體對產品的認識和興趣。

在歐洲，Milwaukee®及AEG®將本集團分銷渠道擴闊至工業及專業承辦商市場。是次收購亦有助正在擴充的Ryobi®的業務。隨著革命性的V28™鋰離子電動工具於二零零五年第四季面市，Milwaukee®於歐洲市場之地位得到進一步鞏固。AEG®於歐洲各地備受推崇，亦已開始擴展其專業產品系列，新產品具有更佳性能，而價格方面亦更具競爭力。我們的品牌將可繼續受惠於整合後的產品研發資源及明確的產品平台規劃。我們已建立全球產品平台管理流程，繼續發揮產品研發的協同效益。

本集團於二零零五年後期，將Ryobi®品牌之One+System™於歐洲推出，於主要DIY零售商銷售，已取得初步成功。在歐洲的DIY市場，消費者對創新、性能更佳和物超所值的工具之需求亦為Ryobi®締造商機。Ryobi®、Milwaukee® 和AEG®於歐洲之業務擴展，將可受惠於三品牌業務整合後之規模效益。



展望未來

本集團於整合收購業務之進度理想，而整合計劃主要專注於遷移生產設施、創品開發、供應鏈管理和營運效率。預期業務整合可達到協同效益和減省成本，將對二零零六年及其後年度之利潤產生正面影響。

本集團之創新文化於旗下電動工具業務可見一斑，並將繼續推動業務增長。收購Milwaukee®和AEG®提升了本集團產品研發之能力。專業鋰離子電池充電式電動工具即為最佳説明，其電池技術為充電式電動工具之先導者，V™電池技術提供超卓的電動工具。本集團致力加強產品平台，為V28™系列增添新產品及推出V18™系列。 V18™為創新高效能鋰離子系列，可配合Milwaukee®現有的18V充電式電動工具系列使用。

Milwaukee®產品系列持久耐用和性能超卓，廣受用戶歡迎。我們已確定擴展Milwaukee®業務的商機，在Milwaukee®現有產品系列以外，增添新類別以滿足市場需求。此等新產品亦可受惠於Milwaukee®廣大的分銷網絡。首先推出之新系列，為於二零零六年上半年以Milwaukee®品牌命名之全線專業氣動式緊固工具及配件，這正好展示此品牌未來的發展機會。

Milwaukee®、AEG®及Ryobi®均為真正全球受確認的品牌，雄踞本集團大部分最重要之地域市場。本集團於工業／專業及消費者DIY市場佔據優越位置。此外，本集團將繼續與OEM及客戶品牌策略夥伴攜手擴充業務。對於重要的零售和專業的品牌，本集團絕對是一個有實力和可靠的合作夥伴。憑藉本集團於創新產品、營運效率及規模效益之優勢，本集團與策略夥伴維持緊密的關係。而我們亦致力了解及滿足最終用戶和客戶夥伴的要求，此將為集團締造更多商機。

全新的Milwaukee®專業氣動緊固工具，備有無匙深度調校，更準確地調整打擊深度及防止打擊過深以造成工作平面損毀。此工具系列配有鎂金屬外殼，使產品更輕便使用。其防滑軟膠使操控更靈活舒適。



RYOBI

Homelite®

戶外園藝電動工具

於北美洲，Ryobi®及Homelite®之現有及新產品繼續備受消費者所認同。本集團於主要以汽油推動之打草機、吹風機和鏈鋸類別及透過Ryobi®成功進軍劈木機、犁地機和高壓清洗機市場，亦取得新的市場佔有率。Ryobi®品牌之汽油推動之高壓清洗機，於二零零五年第一季推出，其功能創新實用，且簡便易用，為本集團於二零零六年在此高速增長類別之旗艦產品。

儘管新汽油推動和電動產品在主要市場之需求因受天氣影響而令銷售起步稍遲，戶外園藝電動工具於歐洲之業務仍錄得增長。Ryobi®品牌之戶外園藝電動工具系列為DIY渠道之重要一環，與電動工具系列相輔相成，有助擴展本集團與主要零售夥伴之業務規模，而其產品開發亦可受惠於本集團全球產品平台。


18in
46cm
RYOBI
STARTING INSTRUCTIONS
DIFFICULTY? SEE OPERATOR'S MANUAL
RYOBI
40cc

Ryobi®品牌之40cc排量18寸／46 厘米汽油鏈鋸擁有強大動力，並附合人體工學設計，較為輕巧，適合專業園藝工作者或業餘用家。



Ryobi®品牌之7 hp高壓清洗機水壓達每平方吋3000磅，流速為每分鐘2.7加侖。並採用獨有之Twist & Store™手柄設計，方便搬運和收藏。



Homelite® Yard Broom II™ 30 cc 排量汽油吹風機功能強勁，運作時噪音少，並且擁有 ZIP Start™ 及Quicker to Start™ 技術令起動更為容易和省力。

展望

戶外園藝電動工具業務發展策略是進一步拓展Ryobi®的產品系列及善用其於DIY渠道之品牌優勢。為推動業務增長，我們將擴濶Ryobi®品牌至其他新產品類別，就如汽油推動之高壓清洗機，再次印證Ryobi®的品牌實力。Homelite®現有的產品類別較為有限，我們已計劃最早於二零零六年下半年開拓新產品類別，發揮其品牌優勢。

在營運方面，本集團已遷移汽油推動產品之生產至中國，減低生產成本。本集團繼續改善成本，以抵銷原材料之漲價。憑藉兩品牌之實力，本集團可外判生產，以減低成本和開拓新產品類別。此等策略，再配合創新產品，將可提升此項業務之利潤。



地板護理產品


本業務營業額
百萬港元
2005
4,526
2004
4,079
2003
3,185
2002
1,662
2001
1,172

- 此項業務之營業額增長 **11.0%** 至 **4,530,000,000** 港元
- 佔本集團總營業額 **20.2%**
- 新產品銷售佔此業務總營業額之 **30%**

即使面對OEM業務之下跌、原材料成本上漲及市場價格競爭，地板護理產品業務表現仍然理想。縱觀北美零售市場的產品價格競爭激烈，自有品牌業務仍然表現出色，帶動本集團的地板護理業務錄得穩固的增長。配合高效宣傳工作，本集團品牌旗下的新產品刺激零售需求。基於集團之業務策略，新產品銷售佔此業務總營業額之30%；同時，集團亦藉著推出 Vax® 品牌，在北美洲市場積極開拓零售價較高的直立式吸塵器市場。

此項業務之營業額增長11.0%至4,530,000,000港元，佔本集團總營業額20.2%。受原材料成本上漲以及OEM銷售在下半年度下跌之不利因素影響，經營溢利下跌0.7%至200,000,000港元。集團已經積極推行多項成本控制措施，包括擴大採購範圍、加強產品設計，以及對OEM銷售下跌而作出生產調整，此均有助減低對成本的壓力。

Dirt Devil® Reaction™配備新雙重離心吸塵系統技術(D2 Dual-Cyclonic Technology™)，提供優質持久之吸塵效能。此專利技術能分隔空氣進入兩個小型離心吸塵系統，與單系統比較，空氣能以更高速度流動，可更有效地分隔塵埃。

Dirt Devil® Reaction™採用免過濾層裝置之集塵桶，免除與過濾層或集塵桶接觸。

Dirt Devil® VISION配置高級的HEPA過濾器，可百分百移除花粉等過敏原，具有易釋放的塵杯和無袋設計可用於房間的每一位置包括室內裝飾，窗簾和所有的地板表面。


REACTION
D2


REACTION
D2



業務回顧







本集團繼續提升其自有品牌業務於北美洲及歐洲之市場定位，為顧客提供物超所值的產品。業績理想主要有賴於本集團不斷推出新產品，增加了Dirt Devil®及 Vax® 於主要零售商出售之產品項目，再配合有效之市場推廣計劃，刺激終端用戶之需求及增加品牌知名度。於品牌業務方面，本集團已實施適當策略，進一步連繫全球採購及供應鏈體系，同時強化產品平台及市場推廣策劃。憑藉此等策略，本集團於提升業務和產品開發效率，以及降低成本方面的努力，已開始見成效。


Dirt Devil
broom vac

Dirt Devil®之Broom Vac®為充電式掃，改良後的Broom Vac®的吸引力比已前提升60%，令清掃及吸塵工作更輕鬆。

Dirt Devil®為北美洲之領先品牌，雖然面對業內價格競爭壓力，於二零零五年，在主要組別仍繼續提升其市場佔有率。此品牌主要出售於大型零售商，為地板護理產品的主要銷售渠道。此外，此項業務建立了一個精簡的成本架構，以促進產品開發、市場推廣、供應鏈及客戶管理，其營運及工程支援中心則設於亞洲。精簡之營運策略提升了此項業務營運效率，並成功於二零零五年降低製成品存貨量達22%，從而降低物流成本。本集團於年內推出多項重要產品，亦有助提升營業額。其中包括Dynamite®直立式吸塵器，其重量僅為標準型號的一半，該產品乃根據市場研究研製，旨在迎合顧客的生活模式。此產品之表現不但超越預期目標，更提供一個產品平台推動未來業務增長。重新推出的充電式Broom Vac®及廣受市場歡迎的VISION無塵袋直立式吸塵器同樣表現出色，有助提升市場地位及成為主要零售商重點推廣之產品。Dirt Devil® 繼續維持其於德國市場的領導地位及擴展其於歐洲各地之業務，充分彰顯其全球品牌實力。

二零零五年下半年，本集團在美國市場與一零售夥伴攜手推出新一代 Vax® 吸塵器。此獨特及嶄新產品系列採納「Next Clean」理念，其設計既注重工作效率，亦達到以用家為本，在吸塵時用家不需常常彎腰，因而減低勞損，輕鬆進行清潔工作。此產品於零售商及批發商的銷售符合預期。Vax® 致力拓展高檔市場，而 Dirt Devil® 則專注中檔市場，兩品牌相輔相成，配合本集團發展在中、高檔次更完善的品牌組合。

Vax®不但是英國及澳洲之領先品牌，亦是大型零售商於地板護理產品的優先合作夥伴。在英國，儘管市場疲軟，且競爭激烈，Vax®仍成功穩佔英國第二大品牌地位。在此市場取得卓越表現，乃致力推出新產品、嚴謹控制成本及專注加強業務夥伴關係的成果。Vax®將繼續在嶄新產品開發和供應鍊管理方面，發揮與集團地板護理產品業務之協同效益。

由於本集團致力加強自有品牌業務的發展，OEM業務正經歷顧客基礎轉移階段。二零零五年下半年，OEM業務的營業額之下跌加速，預期此過渡期將於二零零六年持續。本集團已與其他客戶展開多個重要之新項目，預期OEM業務將可於二零零七年回升。



Vax® X3 和 X5 吸塵機具有多項先進的產品功能。其 12AMP 雙馬達系統具備高效的清潔功能，並能讓你掌控毛刷來清掃硬地板。

Vax® V100 1100W 乾用真空吸塵機，具備重型發動機和10公升的特大集塵桶，既容易操作且耐用，能輕鬆應付大量地板清潔工作。

Vax® X3 和 X5另設置一個隱藏式可伸縮的軟吸管於前置位置，由打掃地板至清潔高於頭頂的位置，用戶可以靈活轉換打掃位置而不需彎腰。


Vax

展望

二零零五年雖為極具挑戰性的一年，但本集團仍繼續提升效率、加強產品平台策劃及消費品牌之實力。透過推出創新產品、擴大於北美洲的現有顧客基礎及擴充歐洲業務，本集團已準備就緒，繼續推動品牌業務之增長。二零零六年上半年，本集團將陸續推出數項新產品，包括於北美洲推出Dirt Devil® Reaction™。此項新產品配備雙重離心過濾系統(D2 Dual-Cyclonic Technology™)，以「特強吸力」見稱。

在營運方面，本集團將透過推出新產品及充分利用規模效益以減低現有原材料對成本所構成的壓力。本集團亦積極改良生產模式，內部資源將專注於發展高增值產品和開發新產品，同時外判低檔次產品，以增強本集團在全球市場的競爭力。地板護理產品業務於各地域市場的發展將受惠於持續減省成本，及與設於亞洲之生產設施所締造的協同效益。憑藉本集團為各品牌開發創新產品之實力，本集團將於各個市場繼續為消費者提供更多物超所值的產品。

激光儀及電子產品

本業務營業額
百萬港元

年份	營業額
2005	656
2004	701
2003	511
2002	227
2001	164

- 營業額下降 6.5% 至 656,000,000 港元
- 佔集團總營業額 2.9%
- 利潤比率於二零零五年改善至 21.2%

激光儀及電子產品業務繼續開發新產品以締造增長機會。本集團既為激光水平儀系列增添多款創新產品，又擴充電子護嬰產品系列。本集團專注投資於自動化生產和塑膠注塑產能，以改善成本，抵銷原材料上漲之影響。

營業額下降6.5%至656,000,000港元，佔集團總營業額2.9%。經營溢利下降4.6%至139,000,000港元，利潤比率則由二零零四年之20.8%改善至二零零五年之21.2%。


RYOBI
MODE
RYOBI
RYOBI
RYOBI

全系列Ryobi®品牌之測量儀及感應探測器，採用嶄新超聲波及激光技術。

Ryobi®品牌旗下之MultiTASKit™為DIY人士和工藝愛好者提供多種方案。MultiTASKit™採用獲獎無數的AIRgrip™革命性的真空技術，令用家可以輕易自行進行家居維修工作。

創新充電式嬰兒監察器，採用雙頻制式，偵察範圍為四百呎內，並設有七種聲光，令家長可掌握嬰兒之活動情況。









RYOBI

業務回顧

縱使上半年表現強勁，全年營業額仍錄得下跌。由於激光測量儀及太陽能照明燈市場競爭激烈，令此業務於二零零五年下半年面對困難的經營環境。惟集團致力改善營運效率及受惠於較高利潤的新產品，令此項業務的利潤比率在營業額下跌的影響下仍有所改善。

就激光水平儀產品方面，本集團持續以AIRgrip™革命性技術開發新產品，並於九月以Ryobi®品牌推出MultiTASKit™。MultiTASKit™包括具備AIRgrip™真空技術之MultiTASKit™主機，以及四個附件，令用家可以自行進行家居維修。激光產品系列之推出，引起市場注目，再配合積極推廣，有助建立Ryobi®品牌於激光測量儀工具之領導地位。

展望

激光儀及電子產品業務於過往數年急速增長，此乃由於集團所推出之創新產品能符合用家夢寐以求的需求。展望將來，本集團預期增幅將自較高水平逐漸放緩。本集團將專注為旗下之電動工具品牌增添新產品及擴充其ODM業務，致力開發獨特及方案導向產品，並繼續投放資源提升生產技術。於生產方面所投放之資源，將提升本集團在此項業務之實力，在產品開發及物色ODM合作夥伴方面締結更多商機。

董事會



左起：鍾志平太平紳士、陳建華、 Horst Julius Pudwill、陳志聰

集團執行董事

Horst Julius Pudwill MSc

主席兼行政總裁

Horst Julius Pudwill 先生現年六十歲，為創科實業之創辦人。於一九八五年起出任主席兼行政總裁，負責制訂創科實業之發展策略，專注完善集團之架構、推廣產品及服務及發展具盈利前景之業務，並致力調整集團之發展方向以迎合客戶要求。

Pudwill 先生為工程碩士及商業學士，並擁有豐富的國際商業經驗。

鍾志平太平紳士 MSc

集團董事總經理

鍾志平先生，現年五十四歲，為創科實業有限公司之創辦人及集團董事總經理，負責集團之企業及業務管理。鍾先生擁有由英國華威大學頒授之工程業務管理理學碩士學位。

鍾先生於二零零五年七月一日被香港特別行政區政府委任為太平紳士，於一九九七年榮獲香港青年工業家獎、現任香港理工大學校董會副主席、香港工業總會副主席、香港青年工業家協會會長、策略發展委員會經濟發展及內地經濟非官方委員、民政事務局體育委員會會員、職業訓練局委員、香港貿易發展局電子及家電業諮詢委員會主席、香港僱主聯合會副主席，香港管理專業協會董事及理事會委員、嶺南大學商學院諮詢委員會委員、香港安全認證中心及香港標準及檢定中心董事、香港應用科技研究院有限公司董事、東莞市外商投資企業協會副監事長。鍾先生亦為建滔集團有限公司及特嘉發展有限公司之獨立非執行董事。

陳建華 FCCA, FCPA, APVC

業務營運董事

陳建華先生現年四十六歲，於一九八八年加入本集團，並於一九九零年獲委任為執行董事，現時負責集團之生產營運業務。

陳先生為英國公認會計師公會及香港會計師公會之資深會員，並為香港工業專業評審局會員及香港電器製造業協會理事會委員。

陳志聰 CPA

集團財務總監

陳志聰先生現年五十二歲，於一九九一年加入本集團，並於一九九二年獲委任為執行董事，現時負責集團之企業事務及財務管理。

陳先生為英國公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。陳先生現為金山實業(集團)有限公司(為香港聯合交易所有限公司上市公司)之獨立非執行董事，以及捷榮國際控股有限公司(為新加坡証券交易所上市公司)之獨立董事。



左起：Joel Arthur Schleicher、張定球、Manfred Kuhlmann、Christopher Patrick Langley

非執行董事

張定球

張定球先生現年六十四歲，於一九九一年獲集團委任為董事。張先生為金山實業（集團）有限公司及保華德祥建築集團有限公司（均為香港聯合交易所有限公司主板上市公司）之非執行董事。

張先生畢業於倫敦大學學院法律系，自一九七零年起出任執業律師，具備香港及英國執業律師資格，現為張葉司徒陳律師事務所執行合夥人。

獨立非執行董事

Christopher Patrick Langley OBE

Christopher Patrick Langley先生現年六十一歲，於二零零一年獲集團委任為獨立非執行董事。Langley 先生曾為香港上海匯豐銀行有限公司之執行董事，現擔任多間上市公司之董事，與香港商界聯繫密切。

Joel Arthur Schleicher CPA, BSB

Joel Arthur Schleicher先生現年五十四歲，於一九九八年獲集團委任為獨立非執行董事。Schleicher 先生在製造業及科技／電訊業累積達二十八年之管理經驗。

Schleicher先生現任Integated Solutions, Inc.之主席兼行政總裁，亦曾為Interpath Communications, Inc.之主席兼行政總裁、Expanets, Inc.之行政總裁及Nextel Communications, Inc.之總裁兼總營運主管，Schleicher 先生目前則出任多間美國及國際公司之董事會成員，並擔任多間私人公司之顧問。

Manfred Kuhlmann

Manfred Kuhlmann 先生現年六十一歲，於二零零四年獲集團委任為獨立非執行董事。於一九九四年至一九九八年間，Kuhlmann 先生曾擔任Dresdner Bank AG香港分行總經理，而於二零零四年八月退休前曾出任Dresdner Bank AG 杜拜分行總經理。Kuhlmann 先生畢業於漢堡銀行學院，擁有豐富財經及銀行業經驗。他目前為獨立財務顧問，為於歐洲從事各行各業的客戶提供顧問服務。

環球管理人員



亞洲

創科實業有限公司

David Butts
集團高級副總裁
於一九九八年入職

陳子匡
集團總監
於一九九五年入職

Alex Chunn
副總裁 — 產品概念開發部
於一九九九年入職

James Gough
內部審計部主管
於二零零五年入職

jur. Matthias Hartz博士
高級副總裁 — 企業事務
於二零零三年入職

Marc Hill
高級副總裁 — 可攜式電動工具及配件業務部
於二零零六年入職

Thomas James博士
高級副總裁 — 工程部．環球電動工具業務
於二零零五年入職

林以南
總經理 — 採購部
於二零零零年入職

李德文
司庫
於二零零五年入職

Stephan Pudwill
總監 — 業務發展部
於二零零四年入職

Wong Sakh Hong
副總裁 — 生產部
於二零零五年入職

創科電業製品(香港)有限公司

孫達文
副總裁 — 地板護理產品
於二零零五年入職

Gimelli Laboratories Co. Ltd.

Bruno Gimelli
執行董事
於一九九一年入職

李國松
董事總經理
於一九八二年入職

朗廣實業有限公司

Hughes Sanoner
主席兼行政總裁
於一九九一年入職



北美洲

Techtronic Industries North America, Inc.

Jeff Dils
總裁 — 電動工具及配件業務部
於二零零零年入職

Philippe Buisson
財務總監
於二零零零年入職

Robert Freitag
總裁 — 業務發展部
於二零零零年入職

Lee Sowell
總裁 — 戶外園藝電動工具業務部
於二零零一年入職

Norman MacDonald
高級副總裁 — 業務營運部
於二零零三年入職

Ken Brazell
副總裁 — 產品概念開發部
於二零零零年入職

Milwaukee Electric Tool Corporation

Harry Peterson
營運總監
於二零零五年入職

Patricia Grisham
財務部副總裁兼財務總監
於二零零五年入職

Royal Appliance Mfg. Co.

Paul D'Aloia
總裁
於二零零五年入職



歐洲

A & M Electric Tools GmbH

Horst Garbrecht
副總裁 — 業務營運部
於二零零五年入職

Stefan Duer
副總裁 — 市場推廣及銷售部
於二零零五年入職

DreBo Werkzeugfabrik GmbH

Markus Dreps
董事總經理
於二零零五年入職

Ryobi Technologies SAS

Michel Violleau
總裁
於二零零一年入職

Ryobi Technologies GmbH

Walter Eichinger
董事總經理
於二零零一年入職

Ryobi Technologies (UK) Ltd.

Mark Pearson
董事總經理
於二零零二年入職

Royal Appliance International GmbH

Ralf Lindner
董事總經理兼行政總裁
於一九九五年入職

Vax Ltd.

Simon Lawson
董事總經理
於二零零三年入職



澳大利西亞

Techtronic Industries Australia Pty Ltd

Techtronic Technologies N.Z. Ltd.

Herbert Hermens
董事總經理
於二零零六年入職

Vax Appliances (Australia) Pty Ltd.

Eddy Baroni
行政主席
於一九九九年入職

管理層之
業務研討及分析

財務業績

業績分析

本集團於本年度之營業額較去年度呈報之16,300,000,000港元增加37.1%至22,360,000,000港元。純利則較二零零四年呈報之926,000,000港元增加10.0%至1,019,000,000港元。

除利息、稅項、折舊及攤銷前盈利(EBITDA)增加33.6%至1,990,000,000港元，利潤比率為8.9%，當中包括非經常性重組支出62,000,000港元。扣除非經常性重組支出後，EBITDA比率則由二零零四年之9.1%改善至9.2%。

計及於二零零五年九月八日配售96,000,000股新股之攤薄影響後，每股基本盈利為73.53港仙，二零零四年則為69.28港仙(重列)。

毛利率

年內原材料漲價壓力持續，惟毛利率由去年度之30.3%持續改善至31.0%。此乃受惠於既有業務與新收購業務為集團帶來之理想產品組合、新產品之推出及本集團於各層面持續減省成本之效用。

銷售、分銷、宣傳及保用費用

透過整合新收購業務所帶來之成本協同效益以及集團進一步重整其成本架構，銷售、分銷、宣傳及保用費用佔營業額之比率由二零零四年之11.8%下降至回顧期內之11.3%。

本集團自有品牌業務現時佔總營業額80.0%，而去年則為72.2%。此與本集團擴展自有品牌業務之長遠政策一致。

研究及開發費用

致力開發產品創新是本集團維持增長動力及改善盈利能力之主要策略。於二零零五年，本集團在此方面投資為492,000,000港元，相當於營業額之2.2%，二零零四年則為339,000,000港元或營業額之2.1%。

行政費用

行政費用增加892,000,000港元至2,443,000,000港元，相當於二零零五年營業額之10.9%，二零零四年則為9.5%。增幅主要來自營運效率較低之新收購業務，此等業務於二零零五年已完全納入集團之業務。行政費用當中包括遷移及整合Milwaukee®及AEG®生產業務至本集團之中國廠房之非經常性重組支出。於二零零五年，該筆支出為62,000,000港元。遷移及整合將自二零零六年起為集團帶來額外成本減省及協同效益，並改善該等已轉移生產之產品之利潤及集團整體營運效率。

稅項

年內實際稅率為13.0%，二零零四年則為10.1%。實際稅率增加主要由於在高稅率地區之溢利上升和受新收購業務之影響。本集團將繼續專注改善稅務效益。

銀行借貸

本集團繼續維持一個均衡及審慎之貸款組合，以支持長期業務發展策略及有助集團以優惠條款取得額外融資。有見及利率低企，本集團於二零零五年首季透過在美國之全資附屬公司在資本市場上兩度籌集資金。本集團配售予美國私人投資者合共200,000,000美元之定息票據。這定息票據分為兩批：金額為150,000,000美元之票據，年期十年，年息率為5.44%；以及金額為50,000,000美元之票據，年期七年，年息率為5.17%。此外，本集團透過多家知名金融集團安排以倫敦銀行同業拆息計算之200,000,000美元浮息可轉讓定期貸款，年期三年，可續期至五年。上述兩次發行均受到投資者熱烈歡迎，並已於二零零五年三月圓滿完成配售。籌集所得款項用作現有銀行借貸之再融資。

外匯風險管理

本集團之借貸(包括期內發行之票據)主要以美元及港元計算。除定息票據外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之業務收入主要以美元計算，因而發揮自然對沖作用，故匯率風險相對較低。為加強業務擴充後之整體風險管理，本集團已加強庫務管理，密切監察和管理匯率及利率風險。

流動資金及財政資源

股東資金

於二零零五年十二月三十一日，股東資金總額為6,112,000,000港元，較去年度呈報之3,454,000,000港元增加超過77.0%。計及年內配售股份及行使優先認股權後，每股賬面淨值由2.55港元增加至4.18港元。

財政狀況

於二零零五年十二月三十一日，由於收購Milwaukee®、AEG®及Drebo®之業務全數以內部資源及借貸支付，本集團之淨負債比率(即淨借貸總額佔本公司股東應佔權益之百分比)為68.3%(二零零四年重列：32.1%)。

由於就收購及業務擴展增加集團之借貸，加上按照香港會計準則第39號規定須就可換股債券之債務組成部分計算實際利息開支(非現金項目)，淨利息開支為293,000,000港元，相比去年同期增加195,000,000港元。淨利對利息支出倍數(即除利息及稅項前盈利相對於淨利息開支總額之倍數)維持於5.0倍(二零零四年重列：11.6倍)之穩健水平。

營運資金

本集團之流動資產淨值較去年上升超過1,060,000,000港元至4,890,000,000港元。流動比率由二零零四年之1.49進一步改善至1.66。

年初完成之收購導致存貨總值增加1,180,000,000港元。平均存貨周轉期由59日縮短4日至55日。平均製成品周轉期由42日縮短至38日，而原材料及在製品之周轉期穩定維持於17日。由於本集團之採購及製造以靈活高效方式管理，故本集團主要客戶之存貨重整計劃對集團之存貨水平並無負面影響。

銷售賬款周轉期由53日縮短7日至46日。本集團於二零零五年並無任何須撇銷之重大壞賬。

採購賬款周轉期為53日，去年則為56日。

資本開支

本年度之資本開支為597,000,000港元。不計及就中國廠房擴充收購之土地，本年度之經營資產資本開支，與集團資本撥款指引一致。

資本承擔及或然負債

於二零零五年十二月三十一日之資本承擔總額為269,000,000港元(二零零四年：154,000,000港元)，且並無重大或然負債或並未於資產負債表列賬之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

收購

本集團完成向AtlasCopcoAB(「ATCO」)購入ATCO旗下以「Milwaukee®」、「AEG®」及「DreBo®」等品牌(「收購公司」)經營之全盤電動工具及配件業務(「該業務」)。該交易已於二零零五年一月三日舉行之本公司股東特別大會上獲全體親身或委派代表出席之股東一致通過。

該業務之收購價已於該交易完成時以現金支付，金額為627,000,000美元(約4,887,000,000港元)，包括調整前收購價713,000,000美元(約5,560,000,000港元)，減去有關若干收購公司之部份應計及未撥款支付之退休後福利及就相關遞延資產賬和若干應計項目作出調整之協定完成前調整金額86,000,000美元(約672,000,000港元)。收購價乃根據收購公司並無債務或現金及其有形資產淨值(當中並不包括現金及協定前調整金額在內)為285,000,000美元(約2,223,000,000港元)之基準計算。於二零零五年十月三十一日，本集團與ATCO表示並無對收購價及已完成收購作出任何調整。

上述收購加強本集團旗下品牌形象、銷售產品種類及在全球電動工具業(尤其是美國及歐洲市場)之分銷網。

本集團已展開整合計劃，以在業務上發揮在工程技術、生產及供應鏈之協同效益。憑藉合併業務後之優勢，本集團將可進一步提升其在全球電動工具業之競爭力及鞏固其領導地位。

新股配售

於二零零五年九月八日，本集團按每股19.25港元之價格，配售合共96,000,000股股份予獨立投資者。所配售新股相當於配售日期本公司現有已發行股本1,361,898,652股股份約7.05%，以及經配售擴大後本公司已發行股本1,457,898,652股股份約6.58%。

所得款項淨額約1,815,000,000港元已用作償還現有債項及撥作一般營運資金用途以及收購相信會為本集團帶來協同效益之潛在項目。

主要客戶及供應商

截至二零零五年十二月三十一日止年度：

i. 本集團最大客戶及五大客戶分別約佔本集團營業額之36.8%及52.4%。

ii. 本集團最大供應商及五大供應商分別約佔本集團採購貨品總額(不包括屬於資本性質之採購項目)之2.7%及12.1%。

據董事會所知，董事，彼等之聯繫人士或擁有創科實業股本5%以上之股東概無擁有五大客戶或供應商之任何權益。

人力資源

本集團在香港及海外共聘用22,053名僱員（二零零四年：21,549名僱員）。本年度之員工成本總額為2,533,000,000港元，去年同期則為1,390,000,000港元。增幅主要來自集團業務擴充和新收購之業務。

本集團認為人才對業務之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平。為此，本集團在企業內提供與職務相關之培訓以及領袖發展計劃。本集團繼續提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

購買、出售或贖回股份

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之股份。

審核委員會

審核委員會於一九九九年成立，董事會於二零零六年四月十一日已就審核委員會之角色及功能採納書面職權，現登載於本集團網站（www.ttigroup.com）。審核委員會之角色及職能為協助董事會，確保內部監控制度行之有效、符合本集團根據上市規則及其他適用法例及規則須遵守之責任以及監察本集團財務報表之完整性。

審核委員會由三名獨立非執行董事組成，主席為Joel Arthur Schleicher先生。審核委員會全體成員均具備專業、財務或會計資格。

審閱財務報表

審核委員會已經連同本集團高級管理層及本集團外聘核數師德勤•關黃陳方會計師事務所審閱本集團所採納之會計原則及常規，以及討論內部監控及財務申報事宜，包括審閱截至二零零五年十二月三十一日止年度之經審核綜合財務報表。本公司董事會(「董事會」)確認其編製本集團賬目之責任。

企業管治常規守則

本集團確認，其已遵守上市規則附錄十四所載企業管治常規守則所有主要守則，惟下列各項除外：

1. Horst Julius Pudwill先生同時擔任主席及行政總裁之角色。由於董事會及本集團高級管理層均大大受惠於Pudwill先生之領導、支持及經驗，故本集團目前並無意劃分主席及行政總裁之職能。

2. 董事會於二零零六年四月十一日正式採納書面程序，監管向本集團高級管理層授出日常管理責任之事宜及將特定已識別事項交由董事會處理。此舉補足及改善董事會過往於本集團訂立各重大協議時按個別情況授權簽署之慣例。審核委員會之工作包括按持續基準審閱本集團內部監控及董事會與高級管理層間授權及報告程序。

3. 由於董事須根據創科實業之公司組織章程細則輪值退任及膺選連任，故彼等之委任並無特定任期。根據創科實業之公司組織章程細則第103條，於每屆股東週年大會，三分之一在任董事必須輪值退任且(倘合資格)膺選連任。

董事進行證券交易之標準守則

董事會已採納上市規則附錄十所載上市公司董事進行證券交易之標準守則條文(「標準守則」)。本集團確認，經向各董事作出特定查詢後，全體董事已確認彼等均符合標準守則。董事會亦採納操守守則，其條款並不較標準守則寬鬆，守則適用於所有可能會接觸有關本集團未公佈股價敏感資料之僱員進行證券交易，現登載於本集團網站(www.ttigroup.com)。

股息

董事會建議派發末期股息每股12.6港仙。末期股息將派發予二零零六年六月十六日名列本公司股東名冊之股東，惟須待二零零六年五月二十二日舉行之股東週年大會上獲股東批准方可作實。預期末期股息將約於二零零六年七月二十八日派發。連同已於二零零五年九月三十日派發之中期股息每股6.00港仙合計，二零零五年全年度派息總額將為每股18.6港仙。

暫停辦理股份過戶登記手續

本公司將於二零零六年六月十二日星期一至二零零六年六月十六日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲獲派發將於股東週年大會上批准之末期股息，須於二零零六年六月九日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

待於股東週年大會上獲股東批准派發末期股息後，股息單將於二零零六年七月二十八日或前後寄發。

企業管治報告

董事會

本集團董事會(「董事會」)主要負責管理本集團事務,以及集中處理對本集團整體策略政策、財務、股東權益及企業管治造成影響之事項。董事會瞭解其編製本集團賬目之責任。

於年內及截至本報告日期,本集團之在任董事如下:

集團執行董事

Horst Julius Pudwill 先生,*主席兼行政總裁*

鍾志平太平紳士,*集團董事總經理*

陳建華先生

陳志聰先生

非執行董事

張定球先生

獨立非執行董事

Joel Arthur Schleicher 先生

Christopher Patrick Langley 先生

Manfred Kuhlmann 先生

董事會定期舉行會議,全體董事會成員均就本集團事務獲提供完整及可靠之資料,另就所有董事會會議獲公司秘書支援及可聯絡公司秘書。各董事可要求聯絡本集團高級管理人員及獨立法律顧問。全體董事均獲得所需簡報及專業發展培訓,以確保彼等清晰瞭解本集團業務及彼等於法例及普通法項下責任。

董事會曾於二零零五年約每季舉行共四次會議，下表載列各董事之出席記錄：

董事類別	董事姓名	出席記錄
集團執行董事	Horst Julius Pudwill 先生	4/4
	鍾志平太平紳士	4/4
	陳建華先生	4/4
	陳志聰先生	4/4
非執行董事	張定球先生	2/4
獨立非執行董事	Joel Arthur Schleicher 先生	4/4
	Christopher Patrick Langley 先生	3/4
	Manfred Kuhlmann 先生	4/4

董事會超過三分一成員為獨立非執行董事。本公司已接獲各獨立非執行董事根據上市規則就彼持續獨立身分發出之確認書，董事會認為，彼等各自為獨立人士。董事間並無任何關連。各獨立非執行董事均具備專業、財務或會計資歷。

本公司與任何董事並無訂立服務合約。於二零零五年內或截至本報告日期，董事會並無臨時空缺。

本集團核數師為德勤・關黃陳方會計師行。德勤・關黃陳方會計師行於二零零五年向本集團提供以下服務：

服務性質	金額（百萬港元）
外聘核數服務	14.5
稅務顧問服務	0.3
其他顧問服務	0.6

德勤・關黃陳方會計師行亦為本集團香港成員公司之稅務顧問。德勤・關黃陳方會計師行提供之其他顧問服務包括一家合營企業業務營運之內部監控審閱。

本集團確認，除下列者外，其一直遵守上市規則附錄14所載企業管治常規守則所有主要條文：

1. 主席及行政總裁之職位均由Horst Julius Pudwill先生擔任。鑑於董事會及本集團高級管理層均大大受惠於Pudwill先生之領導、支援及經驗，故本集團現時無意劃分主席及行政總裁之職權。

2. 董事會於二零零六年四月十一日正式採納書面程序，以監管有關本集團高級管理人員日常管理職責及留待董事會處理特定之事項，補充及提升董事會過往按項目基準授出本集團所訂立各重大協議簽署授權之慣例。審核委員會之工作將包括按持續經營基準審閱本集團內部監控系制度及授權，以及董事會與高級管理層間之報告程序。

3. 由於董事須根據創科實業之公司組織章程細則輪值告退及膺選連任，因此，概無董事按特定任期委任。根據創科實業之公司組織章程細則第103條，董事會三分一成員須於各股東週年大會退任及於符合資格之情況下膺選連任。

證券交易守則

董事會已採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)之條文。經向各董事作出具體查詢後，本集團確認，全體董事一直遵守標準守則。董事會亦採納條款不會較標準守則寬鬆之操守準則，適用於所有有關僱員之證券交易，而該等僱員可能掌握影響本集團股份價格之未發佈資料，有關標準守則資料現時於本集團網站(www.ttigroup.com)刊載。

董事會委員會

審核委員會：審核委員會於一九九九年成立。於二零零六年四月十一日，董事會就審核委員會之職責及職能採納職權範圍書，現時於本集團網站(www.ttigroup.com)刊載。審核委員會之職責及職能為協助董事會，以確保內部監控制度有效運作且符合本集團於上市規則及其他適用法例及規例下之責任，以及監督本集團財務報表之完整性。

審核委員會由三名獨立非執行董事組成，主席為Joel Arthur Schleicher先生。審核委員會均具備專業、財務或會計資歷。

審核委員會於二零零五年曾舉行三次會議，下表載列各成員之出席記錄：

董事類別	**董事姓名**	**出席記錄**
獨立非執行董事	Joel Arthur Schleicher 先生	3/3
	Christopher Patrick Langley 先生	2/3
	Manfred Kuhlmann 先生	3/3

審核委員會訂於二零零六年舉行四次會議。

本集團於二零零五年根據審核委員會批准之職權範圍訂立內部審核(「內部審核」)職能，以積極監控及參與改善本集團風險管理及內部監控結構。內部審核主管直接向審核委員會報告審核事宜，而行政事宜則向行政總裁報告。內部審核採用風險評估方針以制定其年度審核計劃。二零零六年度審核計劃於二零零五年八月提呈審核委員會並獲其批准。內部審核獨立審閱不同財務、業務及職能運作及活動，而以較高風險範疇為重點，並將就審核委員會及管理層關注範疇進行特別審閱。

審核委員會與本集團高級管理層及本集團外聘核數師德勤．關黃陳方會計師行一併審閱本集團採納之會計準則及慣例，並討論內部監控及財務申報事宜，包括審閱綜合財務報表。

薪酬委員會：薪酬委員會於二零零五年成立。於二零零六年四月十一日，董事會就薪酬委員會之職責及職能採納職權範圍書，現時於本集團網站(www.ttigroup.com)刊載。薪酬委員會之職責及職能為協助董事會就制定本集團整體人力資源策略及本集團董事與高級管理人員薪酬設立及管理公平且具透明度之程序，並按僱員之優點、資歷及才能及參考本公司營運業績、個別員工表現及可資比較市場數據後，釐定彼等之薪酬待遇。本公司已採納優先認股計劃，作為給予董事及合資格僱員之獎勵，計劃詳情載於財務報表附註第42項。

薪酬委員會由三名成員組成，主席為非執行董事張定球先生，其他成員為獨立非執行董事Christopher Patrick Langley先生及Manfred Kuhlmann先生。薪酬委員會於二零零五年並無舉行任何會議，惟已訂於二零零六年舉行兩次會議。

提名委員會：提名委員會於二零零六年四月成立，而董事會就提名委員會之職責及職能採納職權範圍書，現時於本集團網站(www.ttigroup.com)刊載。提名委員會之職責及職能為確保董事會委任公平且具透明度，特別是協助董事會物色合適人選及作出推薦意見以供董事會及股東考慮。

提名委員會由三名成員組成，主席為非執行董事張定球先生，其他成員為獨立非執行董事Christopher Patrick Langley先生及Manfred Kuhlmann先生。提名委員會已承訂於二零零六年舉行兩次會議。

投資者關係及股東通訊

本集團瞭解到與股東及投資界有效通訊之重要性。董事會已採納有關市場披露、投資者及股東關係之政策，現時於本集團網站(www.ttigroup.com)刊載，以確保本集團符合上市規則及其他適用法例及規例項下披露責任，且全體股東及有意投資人士均享有公平機會，以獲得及收取創科實業發出之對外資料。

董事會報告書

董事會欣然向各股東提呈截至二零零五年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為投資控股公司，並製造與經銷電器及電子產品。

各主要附屬公司及聯營公司之主要業務分別載於財務報表附註第45項及第46項。

業績及溢利分配

本集團截至二零零五年十二月三十一日止年度之業績載於第62頁之綜合收入報表。

本年度內曾向股東派發中期股息每股6.00港仙，合共81,818,000港元。

董事會現建議向二零零六年六月十六日名列股東名冊之股東派發末期股息每股12.60港仙，合共約184,177,000港元。

物業、廠房及設備

本集團繼續擴充業務，於本年度內動用約178,914,000港元以購買鑄模及工具；約112,911,000港元以收購辦公室設備、傢俬及固定裝置；約127,517,000港元以購買廠房及機器。此外，賬面淨值總額約934,465,000港元之物業、廠房及設備就收購附屬公司取得。於本年度內，本集團及本公司之上述及其他物業、廠房及設備變動詳情載於財務報表附註第17項。

股本

本年度內，本公司根據配售及認購安排，按每股19.25港元之價格，發行96,000,000股每股面值0.1港元之股份，總代價約1,848,000,000港元。本公司另依據本公司所授出優先認股權行使而發行每股面值0.1港元之股份，總代價約119,642,000港元。本公司於本年度內之股本變動詳情載於財務報表附註第34項。

本公司及其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

董事

以下為本年度及截至發表本報告書日期止之本公司董事：

集團執行董事：

Horst Julius Pudwill先生，*主席兼行政總裁*
鍾志平太平紳士，*集團董事總經理*
陳建華先生
陳志聰先生

非執行董事：

張定球先生
浦上彰夫博士　　（於二零零五年九月一日辭任）

獨立非執行董事：

Joel Arthur Schleicher先生
Christopher Patrick Langley先生
Manfred Kuhlmann先生

根據本公司之公司組織章程細則第一零三條規定，陳建華先生、陳志聰先生及Joel Arthur Schleicher先生將於應屆股東週年大會上告退，惟彼等均已表示願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事，並無與本集團簽訂任何於一年內，在不給予補償（法定補償除外）之情況下不得終止之服務合約。

非執行董事及獨立非執行董事之任期

非執行董事及獨立非執行董事之任期至根據本公司之公司組織章程細則第一零三條規定輪值告退為止。

董事及主要行政人員之股份權益

於二零零五年十二月三十一日，本公司之董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債權證擁有依據證券及期貨條例第XV部第7及8分部已通知本公司之權益及淡倉(包括依據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉)，或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或依據上市公司董事進行證券交易的標準守則已通知本公司及香港聯合交易所有限公司之權益及淡倉如下：

董事姓名	身分／權益性質	股份權益(依據股本衍生工具而持有除外)[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill先生	實益擁有人	76,554,000	26,688,000	326,661,794	22.35%
	配偶權益	760,000	—	—	
	受控法團權益	222,659,794[2]	—	—	
鍾志平太平紳士	實益擁有人	113,541,948	13,824,000	164,576,978	11.26%
	配偶權益	136,000	—	—	
	受控法團權益	37,075,030[3]	—	—	
陳建華先生	實益擁有人	—	1,000,000	1,000,000	0.07%
陳志聰先生	實益擁有人	—	3,000,000	3,000,000	0.21%
張定球先生	實益擁有人	1,920,000	—	1,920,000	0.13%
Joel Arthur Schleicher先生	實益擁有人	200,000	400,000	600,000	0.04%
Christopher Patrick Langley先生	實益擁有人	400,000	300,000	700,000	0.05%
Manfred Kuhlmann先生	實益擁有人	—	100,000	100,000	0.01%

董事及主要行政人員之股份權益(續)

附註：

(1) 上述股份及相關股份之權益均屬於好倉。

股本衍生工具以實物方式交收及屬於非上市。

本公司之董事擁有依據股本衍生工具而持有之相關股份權益，乃為依據本公司採納之優先認股計劃授予該等董事之優先認股權，有關詳情另行載於下文「優先認股權」一節。

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生擁有實益權益：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平太平紳士擁有實益權益。

* Cordless Industries Company Limited由Horst Julius Pudwill先生擁有70%及鍾志平太平紳士擁有30%。

除上文所披露者外，於二零零五年十二月三十一日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

於二零零一年五月二十五日採納並於二零零二年三月二十八日終止之計劃（「B計劃」）

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃，本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士，授出可認購本公司股份之優先認股權，計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權*(續)*

於二零零一年五月二十五日採納並於二零零二年三月二十八日終止之計劃(「B計劃」)*(續)*

優先認股權須於授出日期起計二十一日內接納,並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%之較高者。

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權獲全數行使時,將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%,則不得賦予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後,本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃,以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃,本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權:

(i) 僱員;或

(ii) 非執行董事(包括獨立非執行董事);或

(iii) 供應商或客戶;或

(iv) 提供研究、開發或其他技術支援之任何人士或機構;或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納,並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準:於授出優先認股權日期股份之收市價;或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價;或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內,任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

優先認股權(續)

本年度內,本公司之優先認股權變動如下:

董事姓名	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效或註銷	於年終尚未行使	認購價 港元	行使期
Horst Julius Pudwill先生	28.6.2002	C計劃	25,728,000	–	–	–	25,728,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
鍾志平太平紳士	28.6.2002	C計劃	12,864,000	–	–	–	12,864,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
陳建華先生	25.2.2004	C計劃	1,000,000	–	1,000,000	–	–	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	1,000,000	–	–	–	1,000,000	12.5250	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	–	–	–	1,000,000	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	500,000	–	–	–	500,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	1,000,000	–	–	–	1,000,000	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	500,000	–	–	–	500,000	12.5250	1.3.2004 – 28.2.2009
浦上彰夫博士	25.2.2004	C計劃	300,000	–	300,000	–	–	12.1700	25.2.2004 – 24.2.2009
張定球先生	30.4.2002	C計劃	400,000	–	400,000	–	–	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	300,000	–	300,000	–	–	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	100,000	–	–	12.1700	25.2.2004 – 24.2.2009
Joel Arthur Schleicher先生	30.4.2002	C計劃	200,000	–	100,000	–	100,000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生	17.7.2003	C計劃	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
董事獲授總額			47,412,000	100,000	2,200,000	–	45,312,000		

優先認股權(續)

	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效或註銷	於年終尚未行使	認購價 港元	行使期
僱員	23.7.2001	B計劃	600,000	–	300,000	–	300,000	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	C計劃	2,880,000	–	1,000,000	–	1,880,000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C計劃	1,000,000	–	500,000	–	500,000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	C計劃	8,295,000	–	4,793,000	20,000	3,482,000	7.6250	17.7.2003 – 16.7.2008
	1.9.2003	C計劃	40,000	–	40,000	–	–	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	C計劃	204,000	–	–	–	204,000	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	C計劃	148,000	–	148,000	–	–	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	C計劃	11,026,000	–	3,995,000	64,000	6,967,000	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	C計劃	200,000	–	–	–	200,000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	C計劃	300,000	–	–	–	300,000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	C計劃	200,000	–	–	–	200,000	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	C計劃	40,000	–	40,000	–	–	11.5000	25.6.2004 – 24.6.2009
	10.8.2004	C計劃	400,000	–	400,000	–	–	11.3000	10.8.2004 – 9.8.2009
	18.8.2004	C計劃	60,000	–	–	–	60,000	11.2500	18.8.2004 – 17.8.2009
	2.10.2004	C計劃	1,000,000	–	–	–	1,000,000	15.3500	2.10.2004 – 1.10.2009
	13.12.2004	C計劃	250,000	–	–	–	250,000	15.7100	13.12.2004 – 12.12.2009
	17.1.2005	C計劃	–	150,000	–	–	150,000	16.5200	17.1.2005 – 16.1.2010
	7.2.2005	C計劃	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
	7.4.2005	C計劃	–	200,000	–	–	200,000	17.2100	7.4.2005 – 6.4.2010
	27.4.2005	C計劃	–	25,000	–	–	25,000	17.6600	27.4.2005 – 26.4.2010
	10.5.2005	C計劃	–	200,000	–	–	200,000	17.2000	10.5.2005 – 9.5.2010
	1.6.2005	C計劃	–	20,000	–	–	20,000	17.4200	1.6.2005 – 31.5.2010
	17.6.2005	C計劃	–	250,000	–	–	250,000	17.9500	17.6.2005 – 16.6.2010
	27.6.2005	C計劃	–	500,000	–	–	500,000	19.2000	27.6.2005 – 26.6.2010
僱員獲授總額			26,643,000	1,445,000	11,216,000	84,000	16,788,000		
各類人士獲授總額			74,055,000	1,545,000	13,416,000	84,000	62,100,000		

						佔本公司於年終之已發行股份總數百分比
B計劃下總額	600,000	–	300,000	–	300,000	0.02%
C計劃下總額	73,455,000	1,545,000	13,116,000	84,000	61,800,000	4.23%
總額	74,055,000	1,545,000	13,416,000	84,000	62,100,000	4.25%

優先認股權(續)

緊接各個授出日期前,本公司股份之收市價介乎16.35港元至18.70港元。

緊接各個優先認股權之行使日期前,本公司股份之加權平均收市價介乎16.52港元至19.97港元。

本年度內授出之優先認股權按於各個授出日期計算之公平價值介乎3.78港元至4.71港元。

採用Black-Scholes期權定價模式計算公平價值所依據之主要假定如下:

授出日期	預計年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
17.1.2005	三年	35%	1.993%	1.5%
7.2.2005	三年	35%	2.148%	1.5%
7.4.2005	三年	35%	3.437%	1.5%
27.4.2005	三年	35%	2.877%	1.5%
10.5.2005	三年	35%	3.003%	1.5%
1.6.2005	三年	35%	3.137%	1.5%
17.6.2005	三年	35%	3.178%	1.5%
27.6.2005	三年	35%	3.137%	1.5%

在計算公平價值時,由於缺乏歷史數據,故未有就預期會被收回之優先認股權作出調整。

Black-Scholes期權定價模式要求採用非常主觀性之假定,包括股價波幅。由於此等帶主觀性之假定在變動時可以對公平價值之估算構成重大影響,故董事會認為現行模式並不一定能提供釐訂優先認股權公平價值之可靠單一標準。

購買股份或債券之安排

除上文所披露者外，於本年度任何時間內本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債權證而獲益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本年度結算日或本年度任何時間內，本公司之董事並無於本公司或其任何附屬公司訂立之重大合約中直接或間接擁有重大權益。

主要股東之股份權益

於二零零五年十二月三十一日，依據證券及期貨條例第336條規定本公司須予保存之登記冊所記錄，下列人士（本公司之董事及主要行政人員除外）已依據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司之股份、相關股份及債權證之權益及淡倉如下：

名稱	股份權益總額[1]	佔權益總額之概約百分比
FMR Corp. [2]	100,381,500	6.87%
Commonwealth Bank of Australia [3]	73,551,000	5.03%
JPMorgan Chase & Co. [4]	190,326,425	13.02%

附註：

(1) 上述股份權益均屬於好倉。

(2) FMR Corp.以投資經理人身分持有100,381,500股股份。該等權益分別透過FMR Corp.全權控制法團Fidelity Management & Research Company（持有80,510,300股股份）及Fidelity Management Trust Company（持有19,871,200股股份）間接持有。

(3) Commonwealth Bank of Australia持有之股份權益分析如下：

主要股東之股份權益(續)

名稱	備註	股份權益總額 直接持有 之權益	 當作持有 之權益	佔權益之 概約百分比
Commonwealth Bank of Australia	(a)	–	73,551,000	5.03%
Colonial Ltd.	(b)	–	73,551,000	5.03%
Colonial Holding Company Limited	(b)	–	73,551,000	5.03%
Colonial Holding Company (No. 2) Pty Limited	(b)	–	73,551,000	5.03%
Commonwealth Insurance Holdings Limited	(b)	–	73,551,000	5.03%
The Colonial Mutual Life Assurance Society Ltd.	(b)	–	73,551,000	5.03%
Colonial First State Group Ltd.	(b)	–	73,551,000	5.03%
First State Investment Managers (Asia) Ltd.	(b)(c)	–	14,773,000	1.01%
First State Investment (UK Holdings) Limited	(b)(c)(d)	–	60,319,500	4.13%
Colonial First State Investments Limited	(b)(d)	2,697,500	–	0.18%
First State Investment (Bermuda) Limited	(b)(c)	–	14,773,000	1.01%
First State (Hong Kong) LLC	(b)(c)(e)	531,500	13,109,500	0.93%
First State Investment (Hong Kong) Limited	(b)(c)(e)	13,109,500	–	0.90%
First State Investments Holdings (Singapore) Limited	(b)(e)	–	5,124,500	0.35%
First State Investments (Singapore)	(b)(e)	5,124,500	–	0.35%
SI Holdings Limited	(b)(c)(d)	–	60,319,500	4.13%
First State Investment Management (UK) Limited	(b)(c)(d)	42,407,800	17,911,700	4.13%
First State Investments International Limited	(b)	17,911,700	–	1.23%

備註:

(a) Commonwealth Bank of Australia於澳洲證券交易所上市。
Commonwealth Bank of Australia以受控法團身分擁有73,551,000股股份。

(b) Colonial Ltd.、Colonial Holding Company Limited、Colonial Holding Company (No. 2) Pty Limited、Commonwealth Insurance Holdings Limited、The Colonial Mutual Life Assurance Society Ltd.、Colonial First State Group Ltd.、First State Investment Managers (Asia) Ltd.、First State Investment (UK Holdings) Limited、Colonial First State Investments Limited、First State Investment (Bermuda) Limited、First State (Hong Kong) LLC、First State Investment (Hong Kong) Limited、First State Investments Holdings (Singapore) Limited、First State Investments (Singapore)、SI Holdings Limited、First State Investment Management (UK) Limited及First State Investments International Limited,均基於證券及期貨條例屬Commonwealth Bank of Australia之直接或間接附屬公司,而Commonwealth Bank of Australia被視為於該等附屬公司所持有股份擁有權益。

(c) First State Investment Management (UK) Limited及First State Investment (Hong Kong) Limited分別直接持有之42,407,800股股份及13,109,500股份中,1,622,000股股份由該等附屬公司共同持有。First State Investment (UK Holdings) Limited、SI Holdings Limited、First State Investment Managers (Asia) Ltd.、First State Investment (Bermuda) Limited及First State (Hong Kong) LLC,基於證券及期貨條例被視為擁有之權益亦包括1,622,000股股份。

主要股東之股份權益 *(續)*

(d) First State Investment Management (UK) Limited及Colonial First State Investments Limited分別直接持有之42,407,800股股份及2,697,500股份中，2,617,000股股份由該等附屬公司共同持有。First State Investment (UK Holdings) Limited及SI Holdings Limited基於證券及期貨條例被視為擁有之權益亦包括2,617,000股股份。

(e) First State Investments (Singapore)及First State Investment (Hong Kong) Limited分別直接持有之5,124,500股股份及13,109,500股份中，3,992,500股股份由該等附屬公司共同持有。First State Investments Holdings (Singapore) Limited及First State (Hong Kong) LLC基於證券及期貨條例被視為擁有之權益亦包括3,992,500股股份。

(4) JPMorgan Chase & Co.持有之股份權益分析如下：

名稱	備註	股份權益總額 直接持有之權益	股份權益總額 當作持有之權益	佔權益之概約百分比
JPMorgan Chase & Co.	(a)	–	190,326,425	13.02%
JPMorgan Chase Bank, N.A.	(b)	79,470,708	–	5.44%
JPMorgan Asset Management Holdings Inc.	(b)	–	110,855,717	7.58%
J.P. Morgan Investment Management Inc.	(b)	71,717	–	0.005%
JPMorgan Asset Management (Asia) Inc.	(b)	–	110,765,500	7.58%
JF International Management Inc.	(b)	963,500	–	0.07%
JF Asset Management (Singapore) Limited	(b)	3,300,000	–	0.23%
JF Asset Management Limited	(b)	103,358,000	3,144,000	7.29%
JF Funds Limited	(b)	–	3,144,000	0.22%
JF Asset Management (Taiwan) Limited	(b)	3,144,000	–	0.22%
JPMorgan Asset Management International Limited	(b)	–	18,500	0.001%
JPMorgan Asset Management Holdings (UK) Limited	(b)	18,500	–	0.001%

備註：

(a) JPMorgan Chase & Co.於紐約證券交易所上市。JPMorgan Chase & Co.以下列身分持有190,326,425股股份：110,855,717股以投資經理人身分持有；79,470,708股以託管人身分持有。上述190,326,425股股份包括79,470,708股可供借出之股份。

主要股東之股份權益(續)

(b) JPMorgan Chase Bank, N.A.、JPMorgan Asset Management Holdings Inc.、J.P. Morgan Investment Management Inc.、JPMorgan Asset Management (Asia) Inc.、JF International Management Inc.、JF Asset Management (Singapore) Limited、JF Asset Management Limited、JF Funds Limited、JF Asset Management (Taiwan) Limited、JPMorgan Asset Management International Limited及JPMorgan Asset Management Holdings (UK) Limited均為JPMorgan Chase & Co.之直接或間接附屬公司,基於證券及期貨條例規定,JPMorgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文所披露者外,於二零零五年十二月三十一日,概無其他人士擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露於本公司之股份、相關股份及債權證之權益或淡倉。

充足公眾持股量

截至二零零五年十二月三十一日止年度內,本公司一直保持充足之公眾持股量。

捐贈

本集團於本年度之慈善捐款及其他捐贈款額共達5,472,000港元。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

董事會代表

Horst Julius Pudwill
主席兼行政總裁
香港
二零零六年四月十二日

Deloitte.
德勤

致創科實業有限公司全體股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第62頁至第124頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等真實公平之財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表表達獨立的意見,並按照公司條例第141條規定只向整體股東作出報告,而不可用作其他用途。本行概不就本報告之內容對任何其他人士負上或承擔責任。

意見的基礎

本行是按照香港會計師公會頒佈的香港核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷,所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充分的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在表達意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平反映　貴公司及　貴集團於二零零五年十二月三十一日的財務況及　貴集團截至該日止年度的溢利和現金流量,並已按照公司條例妥善編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零六年四月十二日

綜合收入報表

截至二零零五年十二月三十一日止年度

	附註	2005 千港元	2004 千港元 （重列）	2005 千美元 （附註47）	2004 千美元 （重列） （附註47）
營業額	8	**22,358,387**	16,304,140	**2,866,460**	2,090,274
銷售成本		**(15,416,176)**	(11,363,394)	**(1,976,433)**	(1,456,845)
毛利總額		**6,942,211**	4,940,746	**890,027**	633,429
其他收入		**46,630**	39,688	**5,978**	5,088
利息收入	9	**60,368**	52,772	**7,739**	6,766
銷售、分銷、宣傳及保用費用		**(2,537,555)**	(1,916,812)	**(325,328)**	(245,745)
行政費用		**(2,443,035)**	(1,551,024)	**(313,208)**	(198,850)
研究及開發費用		**(492,234)**	(338,962)	**(63,107)**	(43,457)
財務成本	10	**(353,041)**	(150,064)	**(45,262)**	(19,239)
未計應佔聯營公司業績及稅項前溢利		**1,223,344**	1,076,344	**156,839**	137,992
應佔聯營公司業績		**(6,463)**	(845)	**(829)**	(108)
除稅前溢利		**1,216,881**	1,075,499	**156,010**	137,884
稅項	11	**(157,714)**	(108,829)	**(20,220)**	(13,952)
本年度溢利	12	**1,059,167**	966,670	**135,790**	123,932
應佔份額：					
母公司權益持有人		**1,018,984**	926,356	**130,638**	118,764
少數股東權益		**40,183**	40,314	**5,152**	5,168
		1,059,167	966,670	**135,790**	123,932
已付股息	15	**251,469**	178,998	**32,240**	22,948
每股盈利（港仙／美仙）	16				
基本		**73.53**	69.28	**9.43**	8.88
攤薄		**69.75**	66.87	**8.94**	8.57

綜合資產負債表

二零零五年十二月三十一日

	附註	2005 千港元	2004 千港元 （重列）	2005 千美元 （附註47）	2004 千美元 （重列） （附註47）
資產					
非流動資產					
物業、廠房及設備	17	**1,755,025**	879,846	**225,003**	112,801
租賃預付款項	18	**65,829**	4,772	**8,440**	612
商譽	19	**3,943,935**	653,504	**505,633**	83,783
負商譽	20	–	(28,868)	–	(3,701)
無形資產	21	**1,461,453**	232,881	**187,366**	29,857
於聯營公司應佔資產額	24	**189,453**	160,442	**24,289**	20,569
可供出售證券	25	**13,363**	–	**1,713**	–
證券投資	26	–	27,193	–	3,486
遞延税項資產	37	**646,758**	329,711	**82,918**	42,271
其他資產		**2,195**	1,195	**281**	153
		8,078,011	2,260,676	**1,035,643**	289,831
流動資產					
存貨	27	**3,971,216**	2,787,059	**509,130**	357,315
銷售賬款及其他應收賬	28	**3,265,355**	2,762,156	**418,635**	354,123
訂金及預付款項		**513,062**	382,421	**65,777**	49,028
應收票據		**431,121**	256,836	**55,272**	32,928
可退回税款		**68,544**	872	**8,788**	112
聯營公司銷售賬款		**1,310**	1,247	**168**	160
銀行結餘、存款及現金		**4,046,122**	5,452,057	**518,734**	698,982
		12,296,730	11,642,648	**1,576,504**	1,492,648
流動負債					
採購賬款及其他應付賬	29	**3,590,699**	2,885,506	**460,346**	369,937
應付票據		**550,964**	510,144	**70,636**	65,403
保用撥備	30	**338,211**	241,375	**43,360**	30,946
一家聯營公司採購賬款		**21,946**	21,593	**2,814**	2,768
應繳税項		**116,624**	105,092	**14,952**	13,473
融資租約之承擔－於一年內到期	31	**18,107**	6,266	**2,321**	803
具追溯權之貼現票據		**2,101,171**	3,208,964	**269,381**	411,406
無抵押借款－於一年內到期	33	**673,277**	840,450	**86,317**	107,750
		7,410,999	7,819,390	**950,127**	1,002,486
流動資產淨值		**4,885,731**	3,823,258	**626,377**	490,162
資產總值減流動負債		**12,963,742**	6,083,934	**1,662,020**	779,993

	附註	2005 千港元	2004 千港元 （重列）	2005 千美元 （附註47）	2004 千美元 （重列） （附註47）
股本與儲備					
股本	34	**146,172**	135,230	**18,740**	17,337
儲備		**5,966,167**	3,318,586	**764,895**	425,461
母公司權益持有人應佔權益		**6,112,339**	3,453,816	**783,635**	442,798
少數股東權益		**120,670**	82,032	**15,471**	10,517
權益總額		**6,233,009**	3,535,848	**799,106**	453,315
非流動負債					
融資租約之承擔－於一年後到期	31	**125,467**	8,989	**16,086**	1,152
可換股債券	32	**1,078,307**	1,051,257	**138,244**	134,777
無抵押借款－於一年後到期	33	**4,225,411**	1,446,292	**541,719**	185,422
退休福利責任	36	**786,337**	–	**100,812**	–
遞延税項負債	37	**515,211**	41,548	**66,053**	5,327
		6,730,733	2,548,086	**862,914**	326,678
		12,963,742	6,083,934	**1,662,020**	779,993

第62頁至第124頁之財務報表已於二零零六年四月十二日獲董事會通過及批准刊發，並由下列董事代表簽署：

集團執行董事
陳志聰

集團董事總經理
鍾志平太平紳士

資產負債表

二零零五年十二月三十一日

	附註	2005 千港元	2004 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	17	**196,832**	213,423
租賃預付款項	18	**4,643**	4,772
無形資產	21	**138,579**	3,825
於附屬公司之投資	23	**551,396**	426,981
於聯營公司應佔資產額	24	**173,026**	139,166
證券投資	26	**–**	5,227
其他資產		**1,195**	1,195
		1,065,671	794,589
流動資產			
存貨	27	**333,683**	491,189
銷售賬款及其他應收賬	28	**42,362**	64,419
訂金及預付款項		**195,605**	162,860
應收票據		**200,754**	96,615
可收回稅項		**4,637**	–
附屬公司之欠款		**5,608,841**	4,843,002
銀行結餘、存款及現金		**2,442,099**	3,642,497
		8,827,981	9,300,582
流動負債			
採購賬款及其他應付賬	29	**878,734**	1,237,928
應付票據		**482,758**	498,076
欠附屬公司之款項		**416,118**	872,150
欠聯營公司之款項		**21,946**	24,379
應繳稅項		**–**	27,343
融資租約之承擔－於一年內到期	31	**–**	586
具追溯權之貼現票據		**1,557,483**	2,652,957
無抵押借款－於一年內到期	33	**234,000**	407,333
		3,591,039	5,720,752
流動資產淨值		**5,236,942**	3,579,830
資產總值減流動負債		**6,302,613**	4,374,419

	附註	2005 千港元	2004 千港元 （重列）
股本與儲備			
股本	34	**146,172**	135,230
儲備	35	**5,057,800**	2,855,936
		5,203,972	2,991,166
非流動負債			
可換股債券	32	**1,078,307**	1,051,257
無抵押借款－於一年後到期	33	–	312,000
遞延稅項負債	37	**20,334**	19,996
		1,098,641	1,383,253
		6,302,613	4,374,419

集團執行董事
陳志聰

集團董事總經理
鍾志平太平紳士

綜合權益變動表

截至二零零五年十二月三十一日止年度

	母公司權益持有人應佔權益								
	股本 千港元	股份溢價 千港元	可換股債券 股本儲備 千港元 (重列)	換算儲備 千港元	僱員股份 補償儲備 千港元 (重列)	保留溢利 千港元 (重列)	總額 千港元 (重列)	少數股東 權益 千港元	權益 總額 千港元 (重列)
於二零零四年一月一日	132,497	672,083	–	45,519	–	1,662,785	2,512,884	46,374	2,559,258
換算海外業務之匯兑差額	–	–	–	25,979	–	–	25,979	(4,656)	21,323
本年度溢利	–	–	–	–	–	926,356	926,356	40,314	966,670
已確認本年度收入及開支總額	–	–	–	25,979	–	926,356	952,335	35,658	987,993
確認可換股債券股本部分	–	–	31,920	–	–	–	31,920	–	31,920
確認可換股債券之遞延税項負債	–	–	(5,586)	–	–	–	(5,586)	–	(5,586)
按溢價發行股份	2,733	138,528	–	–	–	–	141,261	–	141,261
末期股息－二零零三年	–	–	–	–	–	(118,444)	(118,444)	–	(118,444)
中期股息－二零零四年	–	–	–	–	–	(60,554)	(60,554)	–	(60,554)
於二零零五年一月一日	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
會計政策變動之影響(附註3)	–	–	–	–	–	28,868	28,868	–	28,868
於二零零五年一月一日,重列	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
換算海外業務之匯兑差額	–	–	–	(76,622)	–	–	(76,622)	(1,545)	(78,167)
應佔一家聯營公司儲備	–	–	–	(1,081)	–	–	(1,081)	–	(1,081)
本年度溢利	–	–	–	–	–	1,018,984	1,018,984	40,183	1,059,167
已確認本年度收入及開支總額	–	–	–	(77,703)	–	1,018,984	941,281	38,638	979,919
按溢價發行股份	10,942	1,956,700	–	–	–	–	1,967,642	–	1,967,642
源自發行新股份之交易成本	–	(34,502)	–	–	–	–	(34,502)	–	(34,502)
確認股本結算股份付款	–	–	–	–	6,703	–	6,703	–	6,703
末期股息－二零零四年	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
中期股息－二零零五年	–	–	–	–	–	(81,818)	(81,818)	–	(81,818)
於二零零五年十二月三十一日	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009

綜合現金流動表

截至二零零五年十二月三十一日止年度

	附註	2005 千港元	2004 千港元 (重列)	2005 千美元 (附註47)	2004 千美元 (重列) (附註47)
經營活動					
除稅前溢利		**1,216,881**	1,075,499	**156,010**	137,884
調整：					
無形資產攤銷／撇銷		**49,125**	8,692	**6,298**	1,114
商譽攤銷		**–**	35,263	**–**	4,521
租賃預付款項攤銷		**1,402**	128	**180**	16
物業、廠房及設備折舊及攤銷		**471,178**	316,381	**60,407**	40,562
僱員股份付款開支		**6,703**	–	**859**	–
財務成本		**353,041**	150,064	**45,262**	19,239
已確認之證券投資減值虧損		**13,830**	14,226	**1,773**	1,825
利息收入		**(60,368)**	(52,772)	**(7,739)**	(6,766)
出售物業、廠房及設備之（溢利）虧損		**(2,690)**	1,882	**(345)**	241
負商譽撥回收入		**–**	(4,307)	**–**	(552)
分佔聯營公司業績		**6,463**	845	**828**	108
營運資金變動前之經營現金流動		**2,055,565**	1,545,901	**263,533**	198,192
存貨增加		**(361,469)**	(265,316)	**(46,342)**	(34,015)
銷售賬款及其他應收賬、訂金及預付款項減少（增加）		**86,729**	(621,895)	**11,119**	(79,730)
應收票據增加		**(103,654)**	(220,369)	**(13,289)**	(28,252)
聯營公司銷售賬款增加		**(63)**	(1,199)	**(8)**	(154)
採購賬款及其他應付賬（減少）增加		**(77,872)**	786,963	**(9,984)**	100,893
應付票據增加		**40,820**	19,838	**5,233**	2,543
保用撥備增加		**9,177**	31,523	**1,177**	4,041
一家聯營公司採購賬款增加		**353**	18,363	**45**	2,354
退休福利承擔減少		**(87,675)**	–	**(11,240)**	–
經營所得現金		**1,561,911**	1,293,809	**200,244**	165,872
已付利息		**(325,991)**	(136,657)	**(41,794)**	(17,520)
已付香港利得稅		**(109,349)**	(105,995)	**(14,019)**	(13,589)
已付海外稅項		**(258,064)**	(37,440)	**(33,085)**	(4,800)
獲退還香港利得稅		**–**	668	**–**	86
獲退還海外稅款		**2,325**	68,779	**298**	8,818
來自經營活動之現金淨額		**870,832**	1,083,164	**111,644**	138,867

	附註	2005 千港元	2004 千港元 （重列）	2005 千美元 （附註47）	2004 千美元 （重列） （附註47）
投資活動					
收購附屬公司（扣除所購入現金及現金等額）	38	**(4,769,329)**	–	**(611,452)**	–
購買物業、廠房及設備		**(525,334)**	(296,061)	**(67,351)**	(37,957)
添置無形資產		**(261,070)**	(216,262)	**(33,470)**	(27,726)
添置其他資產		**(1,000)**	–	**(128)**	–
聯營公司借款		**(36,555)**	(37,043)	**(4,686)**	(4,749)
過往年度收購附屬公司之額外代價		**(12,807)**	–	**(1,642)**	–
租賃預付款項增加		**(63,674)**	–	**(8,163)**	–
出售物業、廠房及設備所得款項		**71,933**	16,715	**9,222**	2,143
已收利息		**60,368**	52,772	**7,739**	6,766
收購一家附屬公司額外權益		–	(42,900)	–	(5,500)
向聯營公司注資		–	(5,850)	–	(750)
出售證券投資所得款項		–	5,575	–	715
用於投資活動之現金淨額		**(5,537,468)**	(523,054)	**(709,931)**	(67,058)
融資活動					
取得之新銀行貸款		**5,202,095**	815,580	**666,935**	104,561
發行股份所得款項		**1,933,140**	141,261	**247,838**	18,110
發行定息票據所得款項		**1,538,458**	–	**197,238**	–
償還銀行貸款		**(4,135,671)**	(423,614)	**(530,214)**	(54,309)
具追溯權之貼現票據（減少）增加		**(1,107,793)**	889,307	**(142,025)**	114,014
已派股息		**(251,469)**	(178,998)	**(32,240)**	(22,948)
信託收據貸款（減少）增加		**(87,309)**	46,969	**(11,193)**	6,022
償還融資租約之承擔		**(11,397)**	(20,046)	**(1,461)**	(2,570)
發行可換股債券所得款項		–	1,069,770	–	137,150
來自融資活動之現金淨額		**3,080,054**	2,340,229	**394,878**	300,030
現金及現金等額（減少）增加淨額		**(1,586,582)**	2,900,339	**(203,409)**	371,839
年初之現金及現金等額		**5,314,518**	2,444,098	**681,349**	313,346
匯率變動之影響		**79,258**	(29,919)	**10,162**	(3,836)
年終之現金及現金等額		**3,807,194**	5,314,518	**488,102**	681,349
現金及現金等額結餘之分析					
可分為：					
銀行結餘、存款及現金		**4,046,122**	5,452,057	**518,734**	698,982
銀行透支		**(238,928)**	(137,539)	**(30,632)**	(17,633)
		3,807,194	5,314,518	**488,102**	681,349

1. 一般資料

本公司為在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點位於香港新界荃灣青山公路388號中國染廠大廈24樓。

本集團之主要業務為製造與經銷電器及電子產品。

財務報表以港元列示，與本公司之功能貨幣相同。

2. 應用香港財務報告準則／會計政策變動

本集團於本年度首次採用香港會計師公會(「香港會計師公會」)頒佈之多項新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新訂香港財務報告準則」)，該等準則於二零零五年一月一日或以後開始之會計期間生效。採用新訂香港財務報告準則導致綜合收入報表、綜合資產負債表及綜合權益變動表之呈報方式有變，尤其是少數股東權益之呈報方式已作出變動。呈報方式之變動已追溯應用。採用新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，其對目前及／或過往會計年度業績之編製及呈報方式影響如下：

業務合併

本集團於本年度採用香港財務報告準則第3號*業務合併*，該準則適用於協議日期為二零零五年一月一日或以後之業務合併，以及先前確認及於二零零五年一月一日結轉之商譽及負商譽。採用香港財務報告準則第3號之過渡條文對本集團之主要影響概述如下：

商譽

過往年度，收購所產生商譽撥充資本，並按估計可用年期攤銷。本集團已採用香港財務報告準則第3號之相關過渡條文。關於先前在資產負債表撥充資本之商譽，本集團於二零零五年一月一日對銷相關累計攤銷之賬面值166,245,000港元，而商譽成本則相應減少(見附註第19項)。本集團自二零零五年一月一日起終止攤銷該等商譽，並最少每年檢測商譽減值。於二零零五年一月一日以後收購所產生商譽，以成本減初步確認後之累計減損(如有)計算。基於此項會計政策變動，於本年度並無扣除商譽攤銷。二零零四年度之比較數字並無重列(財務影響見附註第3項)。

本集團於本年度亦應用香港會計準則第21號*匯率變動影響*。該準則規定商譽須按海外業務資產及負債處理，並於各結算日按收市匯率換算。收購海外業務所產生商譽先前於各結算日按過往匯率呈報。根據香港會計準則第21號之相關過渡條文，於二零零五年一月一日前收購所產生商譽處理為非貨幣外幣項目。因此，並無作出前期調整。本集團於本年度收購一項海外業務，收購該項海外業務所產生商譽按二零零五年十二月三十一日之收市匯率換算。此項會計政策變動對本年度業績並無重大影響。

2. 應用香港財務報告準則／會計政策變動 *(續)*

本集團於被收購公司之可識別資產、負債及或然負債之公平淨值中所佔之權益超出成本之差額（前稱「負商譽」）

按照香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債之公平淨值中所佔之權益，倘超出收購成本（「收購折讓」），有關差額於進行收購期間即時於損益確認。過往期間，收購所產生負商譽列作資產減值，按照計算結餘時之具體情況分析後撥回收入。按照香港財務報告準則第3號之相關過渡條文，本集團已剔除確認於二零零五年一月一日之所有負商譽，本集團保留盈利因而相應調整28,868,000港元。

股份付款

本集團於本年度採用香港財務報告準則第2號*股份付款*。該準則規定本集團倘購入貨品或獲取服務而以股份或股份權利作為交換（「股權結算交易」），或以和既定數目股份或股份權利等值之其他資產作為交換（「現金結算交易」），則須確認有關開支。香港財務報告準則第2號對本集團之主要影響乃關乎對於授出優先認股權日期所釐訂本公司董事及僱員獲授之優先認股權公平值在權益歸屬期間支銷。於採用香港財務報告準則第2號前，本集團於優先認股權獲行使前，不會確認此等優先認股權之財務影響。本集團就二零零五年一月一日或以後授出之優先認股權採用香港財務報告準則第2號。關於二零零五年一月一日以前授出之優先認股權，按照相關過渡條文，本集團並無對於二零零二年十一月七日或之前授出之優先認股權及於二零零二年十一月七日以後授出但未於二零零五年一月一日前歸屬之優先認股權，採用香港財務報告準則第2號（財務影響見附註第3項）。

金融工具

本集團於本年度採用香港會計準則第32號*金融工具：披露及呈報*和香港會計準則第39號*金融工具：確認及計量*。香港會計準則第32號規定須追溯應用。香港會計準則第39號於二零零五年一月一日或以後開始之會計期間生效，一般不容許以追溯方式確認、剔除確認或計量財務資產及負債。實施香港會計準則第32號及香港會計準則第39號之主要影響概述如下：

可換股貸款票據

香港會計準則第32號對本集團之主要影響關於本公司所發行包含負債及股本成分之可換股貸款票據。可換股貸款票據先前於資產負債表分類為負債。香港會計準則第32號，規定包含財務負債及股本成分之複合金融工具的發行人，須於初步確認時獨立呈列複合金融工具之負債及股本成分，並就該等成分分開列賬。於其後期間，負債成分以實際權益法按攤銷成本列賬。由於香港會計準則第32號規定追溯應用，二零零四年度之比較數字已獲重列。二零零四年度之比較溢利亦已獲重列，以反映負債成分之實際權益增幅（財務影響見附註第3項）。

2. 應用香港財務報告準則／會計政策變動 *(續)*

金融工具 *(續)*

財務資產及財務負債之分類及計量

本集團就屬於香港會計準則第39號範疇內之財務資產及財務負債分類及計量採用香港會計準則第39號之相關過渡條文。

於二零零四年十二月三十一日，本集團根據會計實務準則第24號（會計實務準則第24號）之基準處理法分類及計量其股本證券。根據會計實務準則第24號，股本證券投資視適用情況分類為「投資證券」或「其他投資」。「投資證券」按成本值扣除減值虧損（如有）列賬，而「其他投資」則按公平值計算，當中未變現盈虧會計入損益。自二零零五年一月一日起，本集團根據香港會計準則第39號分類及計量其股本證券。根據香港會計準則第39號，財務資產分類為「以公平值計入損益之財務資產」、「可供銷售投資」或「貸款及應收款項」。「以公平值計入損益之財務資產」及「可供銷售投資」乃以公平值列值，而公平值變動分別於損益及股本確認。並無於活躍市場報價且未能可靠計量其公平值之「可供銷售投資」於初步確認後按成本值扣除減值計算。「貸款及應收款項」於初步確認後利用實際權益法按攤銷成本計算。

於二零零五年一月一日，本集團根據香港會計準則第39號過渡條文分類及計量其股本證券。基於此等會計政策變動，於二零零五年一月一日為數27,193,000港元之證券投資獲重新分類為「可供銷售投資」。

衍生工具及對沖

自二零零五年一月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具者，均須於每個結算日以公平值列賬。根據香港會計準則第39號，衍生工具（包括與非衍生主契約分開列賬之內含衍生工具）均視為持有作買賣用途之財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，倘若屬實，則根據被對沖項目之性質作調整。至於視為持有作買賣用途之衍生工具，公平值之變動則於出現變動之期間於損益表確認。

香港會計準則第39號將對沖關係分為三類，包括公平值對沖、現金流量對沖及投資淨額對沖。本集團已應用香港會計準則第39號之相關過渡規定。採納香港會計準則第39號對本集團於本年度之保留溢利及業績並無重大影響。

剔除確認

香港會計準則第39號對剔除確認財務資產之準則採取較過往期間嚴格之規定。根據香港會計準則第39號，只有當資產現金流量之合約權利屆滿，或資產之轉讓符合香港會計準則第39號對剔除確認資產之要求時，方可對財務資產解除確認。有關轉讓是否符合剔除確認資產之要求，乃取決於對風險和回報與控制進行之合併測試。本集團已採用相關過渡條文，對二零零五年一月一日以後預期進行之財務資產轉讓採用經修訂會計政策。因此，本集團並無重列於二零零五年一月一日以前已剔除確認而具有全面追溯權之應收票據。於二零零五年十二月三十一日，本集團並無剔除確認具有全面追溯權之應收票據，反而於結算日確認相關借貸金額136,773,000港元。此項會計政策變動對本年度業績並無重大影響。

2. 應用香港財務報告準則／會計政策變動 *(續)*

業主自用土地租賃權益

過往年度，業主自用租賃土地及樓宇列入物業、廠房及設備，採用成本模式計量。本年度，本集團採用香港會計準則第17號*租賃*。根據香港會計準則第17號，就租賃分類而言，租賃土地及樓宇之土地和樓宇部分須分開考慮，惟不能可靠在土地和樓宇部分間劃分租賃付款則除外；在此情況下，整項租賃一般視作融資租約處理。倘能可靠在土地和樓宇部分間劃分租賃付款金額，土地租賃權益重新分類為經營租約下租賃預付款項，以成本列賬，並於租約期內按直線法攤銷。此項會計政策之變動已追溯應用（財務影響見附註第3項）。

3. 會計政策變動之影響概要

附註2所示會計政策變動對本年度及過往年度業績之影響如下：

	2005 **千港元**	2004 千港元
非攤銷商譽（附註）	**200,685**	–
撥回收入之負商譽減少	**(4,307)**	–
物業、廠房及設備折舊減少	**1,402**	129
租賃預付款項攤銷增加	**(1,402)**	(129)
確認股份付款為開支	**(6,703)**	–
可換股債券負債部分實際利息開支增加	**(22,604)**	(11,184)
本年度溢利增加（減少）	**167,071**	(11,184)

附註：該款項包括並無採納香港財務報告準則第3號之情況下，於本年度收購附屬公司所產生商譽攤銷163,881,000港元。商譽就其估計可用年期20年攤銷。

3. 會計政策變動之影響概要 *(續)*

應用新訂香港財務報告準則於二零零四年十二月三十一日及二零零五年一月一日之累計影響概述如下:

	於二零零四年十二月三十一日（原先呈列）千港元	調整 千港元	於二零零四年十二月三十一日（重列）千港元	調整 千港元	於二零零五年一月一日（重列）千港元
資產負債表項目					
香港會計準則第17號之影響:					
物業、廠房及設備	884,618	(4,772)	879,846	–	879,846
預付租賃款項	–	4,772	4,772	–	4,772
香港財務報告準則第3號之影響:					
剔除確認負商譽	(28,868)	–	(28,868)	28,868	–
香港會計準則第32號及香港會計準則第39號之影響:					
證券投資	27,193	–	27,193	(27,193)	–
可供銷售投資	–	–	–	27,193	27,193
可換股債券	(1,071,993)	20,736	(1,051,257)	–	(1,051,257)
遞延稅項負債	(35,962)	(5,586)	(41,548)	–	(41,548)
其他資產及負債	3,745,710	–	3,745,710	–	3,745,710
資產及負債影響總額	3,520,698	15,150	3,535,848	28,868	3,564,716
股本	135,230	–	135,230	–	135,230
可換股債券股本儲備	–	26,334	26,334	–	26,334
保留溢利	2,421,327	(11,184)	2,410,143	28,868	2,439,011
其他儲備	882,109	–	882,109	–	882,109
少數股東權益	–	82,032	82,032	–	82,032
股本影響總額	3,438,666	97,182	3,535,848	28,868	3,564,716
少數股東權益	82,032	(82,032)	–	–	–

本集團並無提前採納已頒佈但於二零零五年十二月三十一日未生效之新準則及詮釋。本公司董事預期，應用該等準則或詮釋將不會對本集團財務報表造成重大影響。

4. 主要會計政策

除若干金融工具按公平值計量(詳情見下文所載會計政策)外,綜合財務報表乃以歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒佈之新訂香港財務報告準則編製。此外,綜合財務報表包括聯交所證券上市規則及公司條例規定之適用披露。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

如有需要,可就附屬公司財務報表作出調整,使其會計政策與本集團其他成員公司所採用者貫徹一致。

於本年度內所收購或出售之附屬公司及聯營公司之業績乃由收購或出售之生效日期(如適用)起列入綜合收入報表。

於綜合附屬公司資產淨值之少數股東權益與本集團於綜合附屬公司之權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額,以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損若超過少數股東於附屬公司所佔權益,超出部分分配予本集團權益,惟少數股東有具約束力之責任,並有能力作出額外投資以彌補該等虧損則除外。

商譽

於二零零五年一月一日前進行收購所產生商譽

協議日期為二零零五年一月一日前之收購附屬公司所產生商譽,乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產及負債公平價值權益的差額。

就收購所產生於早前撥充資本之商譽而言,本集團自二零零五年一月一日起已終止攤銷,而有關商譽會按年及倘有跡象顯示與商譽相關之現金產生單位可能出現減值時進行測檢。

於二零零五年一月一日或之後進行收購所產生商譽

協議日期為二零零五年一月一日或之後收購附屬公司所產生商譽,乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生撥充資本商譽於資產負債表分開呈列。

就減值檢測而言,收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金流量單位或現金流量單位組別。獲分配商譽之現金產生單位會按年及倘有跡象顯示有關單位可能出現減值時進行測檢。就於財政年度內進行收購所產生商譽而言,獲分配商譽之現金產生單位會於該財政年度結束前進行減值檢測。當現金產生單位之可收回金額少於該單位賬面值時,減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值,繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於收入報表直接確認。商譽減值虧損不會於其後期間撥回。

於其後出售附屬公司或聯營公司時,在釐定其出售溢利或虧損時須計入應佔撥充資本商譽。

4. 主要會計政策 *(續)*

收購折讓

協議日期為二零零五年一月一日或之後收購附屬公司所產生收購折讓，乃指被收購公司可識別資產、負債及或然負債公平淨值超出業務合併成本值的差額。收購折讓即時於溢利或虧損中確認。收購聯營公司所產生收購折讓於釐定投資者分佔該聯營公司於收購投資期間之業績時，採用權益法入賬列作收入。

誠如上文附註第2項所述，於二零零五年一月一日之所有負商譽已剔除確認，並就本集團之保留溢利作出相應調整。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值虧損後列於本公司之資產負債表。附屬公司業績按已收及應收股息計入本公司賬目。

於聯營公司應佔資產額

聯營公司之業績及資產與負債按權益會計法綜合計入此等財務報表。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司溢利或虧損及股本變動之收購後變動調整，減任何已識別減值虧損。倘本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益（包括實際組成本集團於該聯營公司投資淨額之部分之任何長期權益），則本集團終止確認其應佔之進一步虧損。僅會於本集團產生法定或推定責任或代表該聯營公司支付款項之情況下，方會就分佔額外虧損作出撥備，並確認負債。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

無形資產

於初步確認時，個別收購及自業務合併產生之無形資產分別按成本及公平值確認。初步確認後，具有特定使用年期之無形資產按成本減任何累計攤銷及任何累計減值虧損入賬。具有特定使用年期之無形資產攤銷以直線法於其估計可使用年期攤銷。具特定可使用年期之無形資產以直線法於四至十年攤銷。另外，無特定可使用年期之無形資產按成本減任何其後累計減值虧損入賬。

剔除確認無形資產產生之收益或虧損按出售所得款項淨額與該資產賬面值之差額計量，並於該資產剔除確認時在收入報表確認。

研發支出

研究工作之開支乃於其產生期間確認為開支。

自開發支出產生之內部產生無形資產，僅在能明確界定之項目所產生之開發成本預期可透過日後商業活動收回之情況下方予確認。就此產生之資產乃按其可用年限以直線法攤銷，並按成本值減其後累計攤銷及任何累計減值虧損列值。

倘無法確認內部產生無形資產，則開發支出於其產生期間自溢利或虧損扣除。

4. 主要會計政策(續)

減值

具無特定可使用年期之無形資產每年透過比較其賬面值與其可收回金額以檢測減值,而不論是否有跡象顯示可能出現減值。倘若資產之可收回款額估計低於其賬面值,則該資產之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值,則該資產之賬面值增至其經修訂估計可收回款額,惟所增加之賬面值不會超過假定該資產於以往年度未有確認減值虧損而應已釐定之賬面值。

具有特定使用年期之無形資產於有跡象顯示該資產可能減值時檢測減值。

租約

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予承租人之租約,均列為融資租約。所有其他租約歸類為經營租約。

根據融資租約持有之資產按其於租約開始時之公平價值或按最低租賃款項之現值兩者之較低者確認為本集團之資產。該出租人之相應負債列入資產負債表內作為融資租約之承擔。租約付款按比例分攤為融資費用及租約承擔減少,從而讓該等負債應付餘額以固定息率計算。融資費用直接於溢利或虧損內扣除。

經營租約之應付租賃按有關租賃年期以直線法在溢利或虧損內扣除。

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除其後累計折舊及累計減值虧損列賬。

物業、廠房及設備(在建工程除外)之折舊乃按其估計可用年限,以直線法撇銷其成本,所採用之年率如下:

永久業權土地	無
樓宇	4%
租約物業裝修	2.5%－25%
辦公室設備、傢俬及裝置	10%－33¹/₃%
廠房設備及機器	10%－25%
汽車	18%－25%
鑄模及工具	20%－33¹/₃%
船舶	20%

興建中作為生產、出租或行政用途或仍未定出用途之物業,均按成本扣除任何確定減值虧損後列賬。成本包括專業費用及(就合格資產而言)按照本集團之會計政策已撥充資產之借款成本。此等資產採用與其他物業資產相同之基準,於資產準備作預定用途時開始計算折舊。

4. 主要會計政策 *(續)*

物業、廠房及設備 *(續)*

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

物業、廠房及設備項目於出售或當預期不能藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生收益或虧損乃按該項資產出售所得款項淨額與賬面值的差額計算計入該資產被剔除確認之該年度收入報表內。

商譽以外之減值虧損及不確定年期之無形資產

於各結算日，本集團將審閱其有形及有確定年期無形資產之賬面值，以釐定該等資產是否存在任何減值虧損跡象。倘資產之可收回金額估計低於其賬面金額，則資產之賬面金額將下調至其可收回金額水平。減值虧損會即時確認為開支。

倘減值虧損於其後獲撥回，則資產之賬面金額將可增加至經調整之估計可收回金額水平，惟此增加之賬面金額不得超過其以往年度猶如並無確認減值虧損而釐定之賬面金額。減值虧損之撥回會即時確認為收入。

金融工具

倘集團實體成為金融工具訂約方時，財務資產及財務負債於資產負債表確認。

財務資產

可供出售投資

於活躍市場並無市場報價且未能可靠計算公平值之可供出售投資，乃於初步確認後在各結算日按成本值扣除任何可識別減值虧損計算。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損金額按資產賬面值與按類似財務資產現行市場回報率貼現之估計未來現金流量現值間之差額計算。該等減值虧損不可於其後期間撥回。

銷售賬款、票據及其他應收賬、訂金及應收聯營公司銷售賬款

銷售賬款、票據及其他應收賬、訂金及應收聯營公司銷售賬款初步按公平值確認，其後利用實際息率法按攤銷成本計算。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損金額按資產賬面值與按原定實際利率貼現之估計未來現金流量現值間之差額計算。當資產可收回金額增加客觀而言與確認減值後發生之事件相關時，減值虧損會於其後期間撥回，並須以於減值撥回當日資產賬面值不超過減值未獲確認原應攤銷之成本所限。

現金及現金等額

現金及現金等額須面對價值變動之輕微風險。

4. 主要會計政策（續）

財務負債及股本

集團實體發行之財務負債及股本工具乃根據合同安排之內容與財務負債及股本工具之定義分類。

股本工具乃集團於扣減其所有負債後之資產中剩餘之任何權益合同。

可換股債券

本公司所發行包含財務負債及股本部分之可換股債券於初步確認時獲獨立分類為相關負債及股本部分。於初步確認時，負債部分之公平值按類似非兌換債務之現行市場利率釐定。發行可換股債券所得款項與負債部分獲指派之公平值（指持有人可兌換債券為股本之包含認購期權）間差額已計入股本（可換股債券股本儲備）。

可換股債券之負債部分於其後期間利用實際權益法按攤銷成本列賬。股本部分指可兌換負債部分為本公司普通股之選擇權，將保留於可換股債券股本儲備，直至包含選擇權獲行使為止。倘該項選擇權於屆滿日期仍未行使，可換股債券股本儲備所示結餘將撥回保留溢利。該項選擇權獲兌換或屆滿時，相關盈虧不會於損益確認。

與發行可換股債券相關之交易成本按所得款項分配比例分配至負債及股本部分。股本部分相關之交易成本直接於股本扣除。負債部分相關之交易成本計入負債部分之賬面值，並利用實際權益法按可換股債券期間攤銷。

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款初步按公平值計算，其後利用實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具按所收取款項扣除直接發行成本記錄。

衍生金融工具

本集團採用主要由遠期合約及貨幣掉期組成之衍生金融工具，以對沖其貨幣風險。該等衍生工具按公平值計算，而不論其是否獲指派為有效對沖工具。

目前存有三類對沖關係，包括公平值對沖、現金流量對沖及投資對沖淨額。不符合資格作對沖會計用途之衍生工具被視作持作買賣財務資產或持作買賣財務負債。

剔除確認

當收取資產現金流量權利屆滿或本集團已轉讓大致上所有財務資產之擁有權風險及回報時，會剔除確認財務資產。於剔除確認財務資產時，資產賬面值及已收代價與直接於股本確認之累計盈虧的總和已於損益確認。

4. 主要會計政策（續）

剔除確認（續）

當有關合約所訂明債務獲解除、註銷或屆滿時，財務負債會自本集團資產負債表剔除。所剔除財務負債賬面值與已付或應付代價間之差額於損益確認。

撥備

當本集團因過往事件承擔現有債務，且本集團可能須償付該項債務時，會確認撥備。撥備按董事所作最佳估計於結算日用作償還債務之開支計算，並於出現重大影響時貼現現值。

保用撥備於產品售出時按過往維修及更換程度數據所得估計成本確認。

其他資產

其他資產按成本扣除任何確定減值虧損後列賬。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本採用先入先出法計算。

收益確認

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入。

當出售之貨品已付運及擁有權已轉移時，貨品銷售獲確認。

佣金收入於服務提供時確認。

特許使用權收入乃按照相關協議之具體內容按時間比例確認。

財務資產之利息收入於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過財務資產預計年期將估計日後收取之現金款項貼現至該項資產之賬面淨值。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税溢利計算。應課税溢利與收入報表內呈報之純利兩者差額乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税或不獲扣減之收入報表項目所致。本集團即期税項負債利用結算日頒佈或實際上頒佈之税率計算。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税溢利所用相應税基間之差額，並採用資產負債表負債法入賬。遞延税項負債一般按所有應課税暫時差額予以確認，而遞延税項資產之確認額度以可用作抵銷可能產生應課税溢利之可扣減暫時差額為限。倘若暫時差額乃基於商譽或因一項不影響税務溢利或會計溢利之交易（業務合併除外）而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

4. 主要會計政策(續)

稅項(續)

遞延稅項負債按於附屬公司之投資所引致之應課稅暫時差額而予以確認,惟本集團可控制撥回之暫時差額及可能不會於可見將來撥回之暫時差額除外。

遞延稅項資產之賬面值會於每個結算日予以檢討,並在不可能再有充足應課稅溢利之情況下,遞減至可收回全部或部分資產。

遞延稅項按預計於償還負債或變現資產期間適用之稅率計算。遞延稅項於收入報表內扣除或計入,惟倘有關稅項與直接扣自或計入股本之項目相關,於此情況下,遞延稅項亦於股本處理。

外幣

於編製各個別集團實體之財務報表時,以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率以功能貨幣(即該實體經營所在主要經濟地區之貨幣)記賬。於各結算日,以外幣列值之貨幣項目均按結算日之適用匯率重新換算。以外幣列值按公平值入賬之非貨幣項目按釐定公平值當日適用之匯率換算。非貨幣項目乃按外幣過往成本計算,毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額,均於其產生期間內於損益中確認,惟組成本集團海外業務之投資淨額部分之貨幣項目所產生之匯兌差額除外,在此情況下,有關匯兌差額乃於綜合財務報表中確認為股本。以公平值列值之非貨幣項目經重新換算後產生之匯兌差額,於該期間計入損益內,惟重新換算直接於權益內確認盈虧之非貨幣項目產生之差額除外,在此情況下,匯兌差額亦直接於權益內確認。

就呈列綜合財務報表而言,本集團海外業務之資產及負債乃按於結算日適用匯率換算為本公司之呈列貨幣(即港元),而其收入與支出乃按該年度之平均匯率換算,除非匯率於該期間內出現動大波幅則作別論,於此情況下,則採用交易當日之適用匯率。所產生之匯兌差額(如有)乃確認作權益之獨立部分(換算儲備)。該等匯兌差額乃於海外業務售出之期間內於損益確認。

於二零零五年一月一日或之後,於收購海外業務時產生之有關所收購可予識別資產之商譽及公平值調整乃視為該海外業務之資產及負債處理,並按於結算日之適用匯率換算。換算產生之匯兌差額乃於換算儲備內確認。

誠如附註第2項所述,於二零零五年一月一日前,於收購海外業務時產生之商譽及公平值調整乃視為該收購者之非貨幣外幣項目處理,並按收購當日之適用過往匯率呈報。

借款成本

所有借款成本於產生期間內被確認為開支。

4. 主要會計政策 *(續)*

退休福利計劃

退休福利安排乃按照相關法例及規定而制訂。對定額供款退休福利計劃之供款於到期支付時列作開支入賬。

就定額退休福利計劃而言，提供福利成本按預算單位信貸法釐定，並於各結算日進行精算估值。超出本集團退休金責任現值與計劃資產公平值之較高者10%之精算盈虧，按參與僱員預期平均餘下工作年期攤銷。過往服務成本會即時確認，直至有關福利獲歸屬為止，否則按平均期間以直線基準攤銷，直至經修訂福利獲歸屬為止。任何以此計算方法得出的資產，均限於未確認精算虧損及過往服務成本，加上未來計劃供款可動用退款及扣款現值。

於資產負債表確認之金額指就未確認精算盈虧及未確認過往服務成本作出調整並按計劃資產公平值削減之定額福利責任現值。任何以此計算方法得出的資產，均限於未確認精算虧損及過往服務成本，加上未來計劃供款可動用退款及扣款現值。

按權益結算以股份付款之交易

就本集團僱員獲授之購股權而所獲服務公平值乃按購股權授出日期釐定之公平值，於授出日期全數確認作開支，在授出優先認股權時即時歸屬，股本(僱員股份補償儲備)相應增加。

優先認股權獲行使時，先前於僱員股份補償儲備中確認之金額將轉移至股份溢價。當優先認股權遭沒收或於屆滿日仍未獲行使，則先前於優先認股權儲備中確認之金額將轉撥至保留盈利。

5. 重大會計判斷及估計引致不確定性的主要來源

於應用本集團會計政策時，管理層根據過往經驗、未來展望及其他資料作出各項估計與涉及估計以外之判斷。影響財務資料所確認金額之主要來源披露如下。

估計商譽減值

釐定商譽是否出現減值須估計獲分配商譽之現金產生單位之使用價值。使用價值計算要求本集團估計預期產生自現金產生單位之日後現金流量及合適之折現率以計算現值。截至二零零五年十二月三十一日，商譽之賬面值為3,943,935,000港元。可收回金額計算方法之詳情於附註第22項披露。

無形資產估計減值

年內，管理層重新考慮其無形資產賬面值。相關項目進展理想，客戶反應向好，再度確定管理層預期項目所得收益之過往估計。管理層有信心，資產賬面值將悉數撥回。管理層將密切注視此情況，倘日後市場情況顯示作出調整屬恰當，會於日後期間有關調整。

5. 重大會計判斷及估計引致不確定性的主要來源 *(續)*

所得稅

於二零零五年十二月三十一日，有關未動用稅項虧損之199,127,000港元遞延稅項資產已於本集團資產負債表確認。遞延稅項資產之可變現情況主要取決於日後是否有足夠之未來溢利或應課稅暫時差額以供動用。倘所產生實際未來溢利少於預期，遞延稅項資產或會出現重大撥回。倘出現撥回，將於收入報表確認。

6. 財務風險管理目標及政策

本集團設有整體風險管理計劃，務求減低財務風險對本集團財務表現之潛在影響。

貨幣風險

本集團收益及成本主要以港元及美元列值。本公司多家海外附屬公司之銷售額及資產以外幣列值，令本集團面對外匯風險。為減輕外匯風險，本集團根據其風險管理政策，採用遠期外幣合約及期權對沖所承擔極有可能進行之外幣交易。對沖工具條款與相關對沖交易極為吻合。

本集團借貸主要以港元或美元列值。本集團一般透過促使海外附屬公司安排本地貨幣（倘適用）借貸，以自然方法對沖附屬公司外幣資產。

利率風險

由於本集團於結算日並無任何重大長期計息資產，故本集團就其計息借貸面對利率風險。本集團於結算日有短期及長期計息資產，當中包括浮息貸款及定息債券。通過平衡借貸到期日及利率，本集團確保其面對最低利率波動風險。

本集團長期及短期借貸之利率及償還條款於財務報表附註第33項披露。

信貸風險

當交易方不願意或未能履行其責任而導致本集團蒙受財務損失，則產生信貸風險。本集團進行周全的信貸評估，與潛在客戶建立業務關係前評核其財務狀況。本集團透過信貸控制程序，定期監控及報告該等風險，令信貸風險減至最低。

流動資金風險

本集團透過借貸及股本組合撥付業務營運。年內，本集團安排合共200,000,000美元初步為期三年（可延展至五年）之銀團銀行貸款，並發行合共200,000,000美元分別為期七年及十年之票據。本公司透過私人配售按19.25港元發行96,000,000股新股，合共1,848,000,000港元。

本集團於結算日擁有龐大現金結餘及適當銀行融資，維持穩健的流動資金狀況。本集團擁有充足財務資源，配合其承諾及營運資金所需。

7. 業務及市場分析資料

業務分析資料

在管理上而言,本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類作為主要分析資料呈列。

收入報表

截至二零零五年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	對銷 千港元	綜合 千港元
營業額					
對外銷售	17,176,671	4,525,858	655,858	—	22,358,387
分部間銷售	187,074	25,718	221,922	(434,714)	—
合計	17,363,745	4,551,576	877,780	(434,714)	22,358,387

分部間銷售按現行市場價格計算。

業績					
分類業績	1,237,379	199,786	139,220	—	1,576,385
財務成本					(353,041)
應佔聯營公司業績					(6,463)
除稅前溢利					1,216,881
稅項					(157,714)
本年度溢利					1,059,167

7. 業務及市場分析資料 *(續)*

業務分析資料 *(續)*

資產負債表

二零零五年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	綜合 千港元
資產				
分類資產	13,388,572	1,655,609	481,870	15,526,051
於聯營公司應佔資產額				189,453
未分配企業資產				4,659,237
綜合資產總值				20,374,741
負債				
分類負債	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
未分配企業負債				(6,624,732)
綜合負債總額				(14,141,732)

其他資料

截至二零零五年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	綜合 千港元
增添資本開支	4,070,172	62,329	15,907	4,148,408
折舊及攤銷	415,105	96,126	8,433	519,664
已確認之證券投資減值虧損	13,830	–	–	13,830

7. 業務及市場分析資料(續)

業務分析資料(續)

收入報表

截至二零零四年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	對銷 千港元	綜合 千港元 (重列)
營業額					
對外銷售	11,523,924	4,078,995	701,221	—	16,304,140
分部間銷售	189,277	9,907	109,532	(308,716)	—
合計	11,713,201	4,088,902	810,753	(308,716)	16,304,140

分部間銷售按現行市場價格計算。

業績					
分類業績	910,230	201,269	145,865	—	1,257,364
商譽攤銷					(35,263)
負商譽撥回收入					4,307
財務成本					(150,064)
應佔聯營公司業績					(845)
除稅前溢利					1,075,499
稅項					(108,829)
本年度溢利					966,670

7. 業務及市場分析資料*(續)*

業務分析資料*(續)*

資產負債表

二零零四年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	綜合 千港元 (重列)
資產				
分類資產	10,405,833	1,950,652	431,178	12,787,663
於聯營公司之權益				160,442
未分配企業資產				955,219
綜合資產總值				13,903,324
負債				
分類負債	(5,893,251)	(1,075,362)	(113,950)	(7,082,563)
未分配企業負債				(3,284,913)
綜合負債總額				(10,367,476)

其他資料

截至二零零四年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及 電子產品 千港元	綜合 千港元
增添資本開支	470,083	79,757	14,045	563,885
折舊及攤銷	205,311	145,367	5,479	356,157
已確認之證券投資減值虧損	14,226	–	–	14,226

7. 業務及市場分析資料(續)

市場分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額		對除稅前日常業務業績之貢獻	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元 (重列)
以地域市場劃分：				
北美洲	**17,122,079**	13,205,612	**1,385,239**	1,082,567
歐洲及其他國家	**5,236,308**	3,098,528	**191,146**	174,797
	22,358,387	16,304,140	**1,576,385**	1,257,364
商譽攤銷			–	(35,263)
負商譽撥回收入			–	4,307
財務成本			**(353,041)**	(150,064)
應佔聯營公司業績			**(6,463)**	(845)
除稅前溢利			**1,216,881**	1,075,499

(ii) 以下為按資產所在地區劃分之分類資產和增添之物業、廠房及設備與無形資產分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
香港及中華人民共和國(「中國」)	**5,820,443**	6,616,721	**535,583**	416,540
北美洲	**6,646,528**	4,572,948	**3,478,153**	101,263
歐洲及其他國家	**3,059,080**	1,597,994	**134,672**	46,082
	15,526,051	12,787,663	**4,148,408**	563,885

8. 營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入，分析如下：

	2005 千港元	2004 千港元
銷售貨品	**22,320,353**	16,254,139
佣金收入	**12,222**	9,545
特許使用權收入	**25,812**	40,456
	22,358,387	16,304,140

9. 利息收入

	2005 千港元	2004 千港元
銀行存款利息收入	**53,230**	49,180
聯營公司欠款利息收入	**7,138**	3,592
	60,368	52,772

10. 財務成本

	2005 千港元	2004 千港元 （重列）
利息：		
須於五年內悉數償還之銀行貸款及透支	**137,747**	86,759
融資租約之承擔	**8,142**	708
定息票據	**180,102**	49,190
可換股債券實際利息開支	**27,050**	13,407
	353,041	150,064

11. 稅項

	2005 千港元	2004 千港元
現行稅項：		
香港利得稅	**67,955**	101,954
前年度超額撥備淨額	**(3,499)**	(8,747)
	64,456	93,207
本年度溢利之海外稅項	**163,776**	63,096
前年度不足撥備	**5,038**	4,006
	168,814	67,102
遞延稅項：		
本年度	**(75,556)**	(51,480)
	157,714	108,829

香港利得稅乃根據兩個年度估計應課稅溢利按17.5%之稅率計算。

其他司法權區之稅項按有關司法權區之適用稅率計算。

本年度之稅項開支對賬如下：

	2005 千港元	2004 千港元 （重列）
除稅前溢利	**1,216,881**	1,075,499
按香港利得稅率計算之稅項	**212,954**	188,212
其他司法權區營運附屬公司不同稅率之影響	**48,505**	11,306
稅務上不可扣減開支之稅項影響	**20,757**	13,428
稅務上毋須課稅收入之稅項影響	**(124,272)**	(120,773)
未確認稅項虧損之稅項影響	**16,307**	24,269
確認以往未確認遞延稅項虧損	**(18,098)**	—
前年度不足（超額）撥備	**1,539**	(4,741)
其他	**22**	(2,872)
本年度稅項開支	**157,714**	108,829

遞延稅項詳情載於附註第37項。

12. 本年度溢利

	2005 千港元	2004 千港元
本年度溢利已扣除(計入)下列各項:		
無形資產攤銷	**47,084**	8,692
商譽攤銷	**–**	35,263
負商譽撥回收入	**–**	(4,307)
核數師酬金	**15,934**	7,863
租賃預付款項攤銷	**1,402**	129
物業、廠房及設備折舊及攤銷		
自置資產	**456,449**	310,381
根據融資租約持有之資產	**14,729**	5,999
證券投資減值虧損	**–**	14,226
可供銷售投資之減值虧損	**13,830**	–
經營租約支出:		
物業	**114,300**	92,919
汽車	**38,582**	27,754
廠房設備及機器	**20,884**	8,433
其他資產	**24,312**	4,626
出售物業、廠房及設備之(溢利)虧損	**(2,690)**	1,882
員工成本		
董事酬金		
袍金	**566**	391
其他酬金	**38,785**	33,938
其他員工	**2,077,257**	1,196,185
退休金計劃供款(董事酬金內已包括者除外)	**98,909**	16,448
	2,215,517	1,246,962

上文披露之員工成本並不包括研究及開發活動金額317,788,000港元(二零零四年:142,905,000港元),該金額列入研究及開發費用內。

13. 董事酬金

已付予或應付予九名(二零零四年:九名)董事之酬金如下:

截至二零零五年十二月三十一日止年度

		其他酬金			
	袍金 千港元	薪金及 其他福利 千港元	退休金 計劃供款 千港元	股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	10	18,989	12	–	19,011
鍾志平太平紳士	10	7,868	12	–	7,890
陳建華先生	10	5,726	12	–	5,748
陳志聰先生	10	5,737	12	–	5,759
張定球先生	10	–	–	–	10
浦上彰夫博士	–	–	–	–	–
Joel Arthur Schleicher先生	172	–	–	–	172
Christopher Patrick Langley先生	172	–	–	–	172
Manfred Kuhlmann先生	172	–	–	417	589
總額	566	38,320	48	417	39,351

截至二零零四年十二月三十一日止年度

		其他薪金		
	袍金 千港元	薪金及 其他福利 千港元	福利及 退休金 計劃供款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	10	12,135	12	12,157
鍾志平太平紳士	10	7,118	12	7,140
陳建華先生	10	5,483	12	5,505
陳志聰先生	10	5,446	12	5,468
張定球先生	–	–	–	–
浦上彰夫博士	–	3,696	12	3,708
Joel Arthur Schleicher先生	156	–	–	156
Christopher Patrick Langley先生	156	–	–	156
Manfred Kuhlmann先生	39	–	–	39
總額	391	33,878	60	34,329

14. 僱員酬金

本集團五位最高薪酬人士其中四位(二零零四年:五位)為本公司之集團董事,彼等之酬金載於上文附註第13項。其餘一位(二零零四年:無)之酬金如下:

	2005 千港元	2004 千港元
薪金及其他福利	**2,665**	–
退休金計劃供款	**12**	–
	2,677	–

截至二零零五年及二零零四年十二月三十一日止兩個年度內,本集團概無支付酬金予包括董事在內之五位最高薪酬人士,作為其加入本集團之酬勞或離職之補償。上述兩個年度內,並無董事放棄酬金。

15. 已派股息

	2005 千港元	2004 千港元
已派末期股息:		
二零零四年:每股12.50港仙(二零零三年:每股8.875港仙(附註))	**169,651**	118,444
已派中期股息:		
二零零五年:每股6.00港仙(二零零四年:每股4.50港仙)	**81,818**	60,554
	251,469	178,998

董事建議就本財政年度派發末期股息每股12.60港仙(二零零四年:每股12.50港仙),惟尚須待股東週年大會上獲股東通過。

附註: 就每股股份已派發之二零零三年度末期股息17.75港仙已調整至每股拆細股份8.875港仙。

16. 每股盈利

母公司普通權益持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	2005 千港元	2004 千港元 （重列）
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔本年度溢利	**1,018,984**	926,356
普通股可能產生之攤薄影響：		
可換股債券利息	**22,316**	11,061
用作計算每股攤薄盈利之盈利	**1,041,300**	937,417
用作計算每股基本盈利之普通股加權平均數	**1,385,789,675**	1,337,198,995
普通股產生之攤薄影響：		
優先認股權	**41,186,410**	38,266,686
可換股債券	**65,922,585**	26,296,987
用作計算每股攤薄盈利之普通股加權平均數	**1,492,898,670**	1,401,762,668

下表概述就下列事項對每股基本及攤薄盈利之會計政策變動影響：

	對每股基本盈利之影響		對每股攤薄盈利之影響	
	2005 港仙	2004 港仙	**2005** 港仙	2004 港仙
調整前呈報數據	**61.47**	70.11	**57.31**	68.16
會計政策變動產生之調整（見附註第3項）	**12.06**	(0.83)	**12.44**	(1.29)
	73.53	69.28	**69.75**	66.87

17. 物業、廠房及設備

	香港境外永久業權土地及樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鑄模及工具 千港元	船舶 千港元	在建工程 千港元	總額 千港元
本集團									
成本									
於二零零四年一月一日									
一原先呈列	449,114	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,616,941
會計政策變動之影響	(6,448)	–	–	–	–	–	–	–	(6,448)
於二零零四年一月一日									
一重列	442,666	153,152	418,111	475,397	20,253	1,089,762	3,476	7,676	2,610,493
匯兑調整	4,731	811	3,888	531	282	301	–	–	10,544
添置	3,127	13,243	46,591	57,591	2,221	123,232	8,359	57,252	311,616
出售	(24,731)	(12,553)	(2,428)	(19,944)	(1,586)	(84,421)	–	–	(145,663)
重新歸類	5,342	–	16,670	1,600	–	520	–	(24,132)	–
於二零零四年十二月一日	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
匯兑調整	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	–	(2,266)	(217,970)
添置	1,278	22,769	112,911	127,517	7,430	178,914	–	82,415	533,234
收購附屬公司	571,356	14,549	168,688	1,327,128	4,977	836,921	–	90,371	3,013,990
出售	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	–	–	(237,562)
重新歸類	14,928	–	11,206	24,476	258	10,210	–	(61,078)	–
於二零零五年十二月三十一日	**888,936**	**175,433**	**742,667**	**1,798,570**	**30,825**	**2,080,178**	**11,835**	**150,238**	**5,878,682**
折舊及攤銷									
於二零零四年一月一日									
一原先呈列	113,765	99,515	273,019	333,404	14,791	874,772	3,319	–	1,712,585
會計政策變動之影響	(1,548)	–	–	–	–	–	–	–	(1,548)
於二零零四年一月三十一日									
一重列	112,217	99,515	273,019	333,404	14,791	874,772	3,319	–	1,711,037
匯兑調整	2,497	614	2,645	399	406	232	–	–	6,793
本年度準備	19,219	12,663	67,820	61,634	2,628	151,823	593	–	316,380
出售時撇除	(15,020)	(8,596)	(2,224)	(17,306)	(1,579)	(82,341)	–	–	(127,066)
重新歸類	–	–	–	829	–	(829)	–	–	–
於二零零四年十二月三十一日	118,913	104,196	341,260	378,960	16,246	943,657	3,912	–	1,907,144
匯兑調整	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	–	–	(165,871)
本年度準備	36,553	12,959	86,064	125,834	4,134	203,927	1,707	–	471,178
收購附屬公司	187,560	5,568	139,396	995,950	3,952	747,099	–	–	2,079,525
出售時撇除	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	–	–	(168,319)
重新歸類	(64)	–	(11,890)	11,886	–	68	–	–	–
於二零零五年十二月三十一日	**297,086**	**116,928**	**528,081**	**1,328,464**	**22,295**	**1,825,184**	**5,619**	**–**	**4,123,657**
賬面淨值									
於二零零五年十二月三十一日	**591,850**	**58,505**	**214,586**	**470,106**	**8,530**	**254,994**	**6,216**	**150,238**	**1,755,025**
於二零零四年十二月三十一日	312,222	50,457	141,572	136,215	4,924	185,737	7,923	40,796	879,846

17. 物業、廠房及設備 *(續)*

	香港境外樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鑄模及工具 千港元	總額 千港元
本公司							
成本							
於二零零四年一月一日							
一原先呈列	72,393	64,001	96,437	206,805	9,944	462,107	911,687
會計政策變動之影響	(6,448)	–	–	–	–	–	(6,448)
於二零零四年一月一日							
一重列	65,945	64,001	96,437	206,805	9,944	462,107	905,239
添置	–	1,955	8,162	16,169	432	63,387	90,105
出售	–	(6,265)	(626)	(3,352)	(357)	(361)	(10,961)
於二零零四年十二月三十一日	65,945	59,691	103,973	219,622	10,019	525,133	984,383
添置	–	10,334	21,007	12,143	709	53,922	98,115
轉讓至附屬公司	–	(1,544)	(1,398)	(91,800)	–	(81)	(94,823)
出售	–	–	(4)	(3,085)	(158)	(637)	(3,884)
於二零零五年十二月三十一日	**65,945**	**68,481**	**123,578**	**136,880**	**10,570**	**578,337**	**983,791**
折舊及攤銷							
於二零零四年一月一日							
一原先呈列	19,669	55,456	64,589	154,223	7,775	376,316	678,028
會計政策變動之影響	(1,548)	–	–	–	–	–	(1,548)
於二零零四年一月一日							
一重列	18,121	55,456	64,589	154,223	7,775	376,316	676,480
本年度準備	2,638	4,578	13,868	26,515	1,157	55,174	103,930
出售時撇除	–	(6,009)	(612)	(2,462)	(357)	(10)	(9,450)
於二零零四年十二月三十一日	20,759	54,025	77,845	178,276	8,575	431,480	770,960
本年度準備	2,638	4,462	13,770	13,253	861	58,079	93,063
轉讓至附屬公司	–	(1,303)	(921)	(71,739)	–	(27)	(73,990)
出售時撇除	–	–	(4)	(2,712)	(158)	(200)	(3,074)
於二零零五年十二月三十一日	**23,397**	**57,184**	**90,690**	**117,078**	**9,278**	**489,332**	**786,959**
賬面淨值							
於二零零五年十二月三十一日	**42,548**	**11,297**	**32,888**	**19,802**	**1,292**	**89,005**	**196,832**
於二零零四年十二月三十一日	45,186	5,666	26,128	41,346	1,444	93,653	213,423

17. 物業、廠房及設備*(續)*

上述所列物業之賬面淨值包括：

	本集團		本公司	
	2005 千港元	2004 千港元 (重列)	**2005** 千港元	2004 千港元 (重列)
香港境外土地及樓宇之分析如下：				
永久業權	**546,664**	267,036	**–**	–
中期租約	**45,186**	45,186	**42,548**	45,186
	591,850	312,222	**42,548**	45,186

本集團與本公司物業、廠房及設備之賬面淨值包括根據融資租約持有之資產分別約為138,189,000港元及零港元(二零零四年：16,043,000港元及76,000港元)。

18. 租賃預付款項

	本集團 千港元	本公司 千港元
成本值		
於二零零四年一月一日	–	–
應用香港會計準則第17號時確認	6,449	6,449
於二零零四年十二月三十一日	6,449	6,449
匯兑調整	(1,240)	–
增加	63,674	–
於二零零五年十二月三十一日	**68,883**	**6,449**
攤銷		
於二零零四年一月一日	–	–
應用香港會計準則第17號時確認	1,677	1,677
於二零零四年十二月三十一日	1,677	1,677
匯兑調整	(25)	–
本年度撥備	1,402	129
於二零零五年十二月三十一日	**3,054**	**1,806**
賬面淨值		
於二零零五年十二月三十一日	**65,829**	**4,643**
於二零零四年十二月三十一日	4,772	4,772

所有租賃預付款項均為香港境外中期租約。

19. 商譽

	本集團 千港元
成本	
於二零零四年一月一日	783,742
收購附屬公司額外權益時產生	36,007
於二零零五年一月一日	819,749
收購附屬公司時產生	3,277,624
過往年度收購附屬公司代價之調整	12,807
應用香港財務報告準則第3號後撇除累計攤銷	(166,245)
於二零零五年十二月三十一日	**3,943,935**
攤銷	
於二零零四年一月一日	130,982
本年度支出	35,263
於二零零五年一月一日	166,245
應用香港財務報告準則第3號後撇除累計攤銷	(166,245)
於二零零五年十二月三十一日	–
賬面淨值	
於二零零五年十二月三十一日	**3,943,935**
於二零零四年十二月三十一日	653,504

有關商譽減值檢測之詳情於附註第22項披露。

截至二零零四年十二月三十一日，商譽乃按其估計可用年期予以攤銷，年期介乎九年至二十年。

20. 負商譽

	本集團 千港元
總額	
於二零零四年一月一日及二零零四年十二月三十一日	47,379
應用香港財務報告準則第3號後剔除確認	(47,379)
於二零零五年十二月三十一日	–
撥回收入	
於二零零四年一月一日	14,204
本年度撥回	4,307
於二零零四年十二月三十一日	18,511
應用香港財務報告準則第3號後剔除確認	(18,511)
於二零零五年十二月三十一日	–
賬面值	
於二零零五年十二月三十一日	–
於二零零四年十二月三十一日	28,868

誠如附註第2項所述，於二零零五年一月一日前收購產生之所有負商譽因應用香港財務報告準則第3號而剔除確認。

21. 無形資產

	遞延開發費用 千港元	專利權及商標 千港元	生產技術 千港元	總額 千港元
本集團				
成本				
於二零零四年一月一日	1,773	42,993	3,510	48,276
匯兌調整	157	12	–	169
添置	50,834	165,428	–	216,262
本年度撇銷	–	(12,475)	–	(12,475)
於二零零四年十二月三十一日	52,764	195,958	3,510	252,232
匯兌調整	(5,217)	(6,596)	–	(11,813)
添置	138,009	123,061	–	261,070
收購附屬公司	58,988	987,805	–	1,046,793
本年度撇銷	(2,029)	(2,791)	–	(4,820)
於二零零五年十二月三十一日	**242,515**	**1,297,437**	**3,510**	**1,543,462**
攤銷				
於二零零四年一月一日	–	22,010	1,112	23,122
匯兌調整	–	12	–	12
本年度準備	–	7,990	702	8,692
撇銷時撇除	–	(12,475)	–	(12,475)
於二零零四年十二月三十一日	–	17,537	1,814	19,351
匯兌調整	(701)	(2,042)	–	(2,743)
本年度準備	21,965	24,417	702	47,084
收購附屬公司	7,197	13,899	–	21,096
撇銷時撇除	–	(2,779)	–	(2,779)
於二零零五年十二月三十一日	**28,461**	**51,032**	**2,516**	**82,009**
賬面淨值				
於二零零五年十二月三十一日	**214,054**	**1,246,405**	**994**	**1,461,453**
於二零零四年十二月三十一日	52,764	178,421	1,696	232,881

21. 無形資產（續）

	遞延開發費用 千港元	專利權 千港元	總額 千港元
本公司			
成本			
於二零零四年一月一日	–	8,021	8,021
添置	–	219	219
於二零零四年十二月三十一日	–	8,240	8,240
添置	102,473	42,064	144,537
於二零零五年十二月三十一日	**102,473**	**50,304**	**152,777**
攤銷			
於二零零四年一月一日	–	2,362	2,362
本年度準備	–	2,053	2,053
於二零零四年十二月三十一日	–	4,415	4,415
本年度準備	–	9,783	9,783
於二零零五年十二月三十一日	**–**	**14,198**	**14,198**
賬面淨值			
於二零零五年十二月三十一日	**102,473**	**36,106**	**138,579**
於二零零四年十二月三十一日	–	3,825	3,825

遞延開發費用由內部產生。所有專利權及商標與生產技術均收購自第三方。

本集團及本公司之上述無形資產（商標除外）均有確定可供使用年期，並按四年至十年以直線法攤銷。

本集團管理層認為，由於預期現金流入淨額貢獻無限期，商標並無確定的可供使用年期。除非商標的可供使用年期可予確認，方予以攤銷，否則每年及在商標出現減值跡象時檢測商標減值。減值檢測詳情於附註第22項披露。

22. 商譽減值檢測及無確定可供使用年期之無形資產

於二零零五年十二月三十一日，無確定可供使用年期之商譽及商標之賬面值分配至下列現金產生單位之情況如下：

	商譽 千港元	商標 千港元
電動工具產品	3,369,920	195,000
地板護理產品	574,015	—
	3,943,935	195,000

截至二零零五年十二月三十一日止年度，本集團管理層認為，其擁有無確定可供使用年期商譽或商標之任何現金產生單位並無出現減值跡象。

上述現金產生單位可收回款項之基準及其主要相關假設概述如下：

現金產生單位的可收回金額乃按照使用價值計算而釐定，該計算根據管理層批准之五年期財務預算為基準，採用現金流量預測，按貼現率5%至12%計算及按穩定增長率3.6%推算。

23. 於附屬公司之投資

	本公司	
	2005 **千港元**	2004 千港元
非上市股份投資，成本	**551,396**	426,981

本公司於二零零五年十二月三十一日之主要附屬公司詳情載於附註第45項。

24. 於聯營公司應佔資產額

	本集團		本公司	
	2005 **千港元**	2004 千港元	**2005** **千港元**	2004 千港元
非上市股份，成本扣除已確認減值虧損	—	—	**23,790**	23,790
所佔資產淨值	**15,394**	22,938	—	—
聯營公司之欠款淨額	**174,059**	137,504	**149,236**	115,376
	189,453	160,442	**173,026**	139,166

於二零零五年十二月三十一日聯營公司之詳情載於附註第46項。

24. 於聯營公司應佔資產額 *(續)*

聯營公司之欠款乃無抵押及須按倫敦銀行同業拆息加2厘計息且須應要求償還。董事會認為，由於上述款項於未來十二個月內不會償還，因此上述款項被列為非流動項目。

有關本集團聯營公司之財務資料概要載列如下：

	2005 千港元	2004 千港元
資產總值	**160,742**	156,123
負債總額	**(99,165)**	(64,372)
資產淨值	**61,577**	91,751
本集團應佔聯營公司之資產淨值	**15,394**	22,938
收入	**274,330**	232,851
本年度虧損	**(22,485)**	(12,731)
本集團應佔聯營公司本年度業績	**(6,463)**	(845)

於結算日，本集團在各聯營公司中持有Gimelli International (Holdings) Limted及其附屬公司（統稱「Gimelli集團公司」）之股份40.8%。於二零零五年十二月三十一日及二零零四年十二月三十一日，本集團應佔Gimelli集團公司權益之賬面值均為零。於本年度，由於Gimelli集團公司有負債淨額，故本集團並無分佔Gimelli集團公司溢利3,368,000港元（二零零四年：虧損）。

25. 可供出售投資

	本集團 2005 千港元
非上市股本證券，成本減已確認減值虧損	**13,363**

於結算日，所有可供出售投資指非上市股本證券投資。由於該等證券之估計合理公平值幅度變化很大，本公司董事認為其公平值不能可靠計量，故其按成本值扣減減值計量。

本集團持有之上述投資包括對Nack Products USA Limited（「Nack」）及America Direct, Inc.（「ADI」）之投資，其賬面值為零（二零零四年：分別為5,227,000港元及2,003,000港元）。本公司之投資包括於Nack 之同等金額投資。兩間公司均在美利堅合眾國（「美國」）註冊成立。Nack 擁有在美國獨家推廣及經銷一項註冊專利產品之權利，而本集團持有該產品之生產權。Nack 之主要業務為在美國推廣及經銷該項註冊專利產品及其他相關產品。ADI乃從事行銷業務，透過電視直銷及零售分銷渠道在美國及個別國際市場銷售。

本集團投資於Nack之約25%（二零零四年：25%）已發行股份由本公司直接持有，而本集團投資於ADI之26%（二零零四年：26%）已發行普通股則由本公司佔51%權益之附屬公司持有。由於本集團於董事會並無董事代表，其對Nack及ADI之事務均無重大影響力，故該兩間公司均不被視為本集團之聯營公司。

26. 證券投資

於二零零四年十二月三十一日之證券投資載列如下。於二零零五年一月一日應用香港會計準則第39號後，根據香港會計準則第39號，證券投資重新分類為可供出售投資(詳見附註3)。

	本集團	**本公司**
	2004	2004
	千港元	千港元
非上市股本證券，成本減已確認減值虧損	27,193	5,227

27. 存貨

	本集團		**本公司**	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
原料	**1,139,478**	746,533	**225,745**	320,333
在製品	**104,442**	61,517	**38,443**	26,408
製成品	**2,727,296**	1,979,009	**69,495**	144,448
	3,971,216	2,787,059	**333,683**	491,189

28. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		**本公司**	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
零至六十日	**2,622,904**	2,323,226	**16,363**	52,434
六十一日至一百二十日	**255,728**	264,250	**6,903**	3,485
一百二十一日或以上	**115,733**	57,009	**19,096**	8,500
銷售賬款總額	**2,994,365**	2,644,485	**42,362**	64,419
其他應收賬	**270,990**	117,671	**–**	–
	3,265,355	2,762,156	**42,362**	64,419

於二零零五年十二月三十一日，本集團及本公司之銷售賬款及其他應收賬之公平值與相應賬面值相若。

29. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
零至六十日	**1,552,235**	1,487,387	**453,877**	760,654
六十一日至一百二十日	**278,482**	211,234	**147,106**	164,460
一百二十一日或以上	**70,475**	17,907	**60,486**	10,187
採購賬款總額	**1,901,192**	1,716,528	**661,469**	935,301
其他應付賬	**1,689,507**	1,168,978	**217,265**	302,627
	3,590,699	2,885,506	**878,734**	1,237,928

於二零零五年十二月三十一日，本集團及本公司之採購賬款及其他應付賬之公平值與相應賬面值相若。

30. 保用撥備

	本集團	
	2005	2004
	千港元	千港元
於一月一日	**241,375**	208,552
匯兑調整	**(6,767)**	1,300
本年度額外撥備	**530,336**	488,260
收購附屬公司	**94,426**	–
已動用之撥備	**(521,159)**	(456,737)
於十二月三十一日	**338,211**	241,375

保用撥備乃指管理層就本集團銷售產品所須承擔責任之最佳估計。預計此開支大部分將於下一個財政年度內產生。

31. 融資租約之承擔

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備，租約期介乎三年至二十年。融資租約之所有承擔相關息率於各合約日期釐訂。並無就或然租賃款項訂立任何安排。

融資租約之承擔還款期如下：

	最低支付租金額		最低支付租金額之現值	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
本集團				
融資租約之還款額：				
一年內	**20,341**	6,814	**18,107**	6,266
一年後兩年內	**18,464**	5,571	**15,686**	5,294
兩年後三年內	**14,175**	3,722	**11,411**	3,642
三年後四年內	**13,248**	39	**10,188**	34
四年後五年內	**12,284**	20	**8,903**	19
五年以上	**108,892**	–	**79,279**	–
	187,404	16,166	**143,574**	15,255
減：日後財務費用	**(43,830)**	(911)	**–**	–
租賃承擔之現值	**143,574**	15,255	**143,574**	15,255
減：一年內到期列作流動負債款項			**(18,107)**	(6,266)
一年後到期款項			**125,467**	8,989
本公司				
融資租約之還款額：				
一年內	**–**	625	**–**	586
減：日後財務費用	**–**	(39)	**–**	–
租賃承擔之現值	**–**	586	**–**	586
減：一年內到期列作流動負債款項			**–**	(586)
一年後到期款項			**–**	–

本集團融資租約承擔之公平值乃根據於二零零五年十二月三十一日之當時市場利率折現之估計未來現金流量之現值釐定，與賬面值相若。

32. 可換股債券

於二零零四年六月十六日，本集團宣佈按面值發行於二零零九年七月到期之五年期零息可換股債券（「債券」）。債券總本金額為140,000,000美元（約1,092,000,000港元）。債券持有人可於二零零五年八月七日至二零零九年七月一日期間隨時按每股16.56港元之初步換股價，將債券兌換為本公司每股面值0.1港元之普通股。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，債券持有人可選擇要求本公司按本金額之104.59%贖回全部或部分債券。

債券共有兩個組成部分：債務及股本部分。應用香港會計準則第32號*金融工具：披露及呈報*（詳見附註3）後，債券已按追溯基準劃分為債務及股本部分。股本部分以「可換股債券股本儲備」之股本呈報。債務部分之實際利率為2.11%。

債券之債務部分於年內之變動載列如下：

	本集團及本公司	
	2005	2004
	千港元	千港元
年初之債務部分	**1,051,257**	–
發行債券	–	1,037,850
利息支出	**27,050**	13,407
年終之債務部分	**1,078,307**	1,051,257

於二零零五年十二月三十一日，債券債務部分之公平值約為920,689,000港元，乃按於結算日之當時市場利率折現之估計未來現金流量之現值釐定。

33. 無抵押借款

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
信託收據貸款	**127,672**	214,981	–	–
銀行貸款	**1,891,735**	838,649	**234,000**	719,333
銀行透支	**238,928**	137,539	–	–
銀行借款	**2,258,335**	1,191,169	**234,000**	719,333
定息票據(附註)	**2,640,353**	1,095,573	–	–
借款總額	**4,898,688**	2,286,742	**234,000**	719,333

本集團及本公司借款之償還期如下:

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
即時或一年內	**673,277**	840,450	**234,000**	407,333
一年後兩年內	**18,181**	251,961	–	234,000
兩年後三年內	**1,566,877**	95,961	–	78,000
三年後四年內	–	2,797	–	–
五年以上	**2,640,353**	1,095,573	–	–
	4,898,688	2,286,742	**234,000**	719,333
減:一年內到期列作流動負債款項	**(673,277)**	(840,450)	**(234,000)**	(407,333)
一年後到期款項	**4,225,411**	1,446,292	–	312,000

本集團借款實際利率與訂約利率相等,範圍如下:

	2005	2004
實際利率:		
定息借款	**4.09%至5.44%**	4.09%至4.70%
浮息借款	**3.07%至5.67%**	1.80%至3.79%

本集團主要借款以美元計值。

附註: 於二零零三年,本集團透過其美國全資公司發行定息票據,總本金額為145,000,000美元。發行之定息票據分為兩批:金額為120,000,000美元之票據,年期10年,年息率為4.7%;以及金額為25,000,000美元之票據,年期7年,年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資,以及撥作一般營運資金用途。

於二零零五年,本集團透過其美國全資公司另行發行定息票據,總本金額為200,000,000美元。發行之定息票據分為兩批:金額為150,000,000美元之票據,年期10年,年息率為5.44%;以及金額為50,000,000美元之票據,年期7年,年息率為5.17%。發行票據所得款項用作收購附屬公司之資金。

銀行借款賬面值與公平值相若,加權平均利率則與已訂約市場利率相若。

34. 股本

	2005	2004	2005	2004
		股數	千港元	千港元
普通股				
法定股本:				
於一月一日每股面值0.1港元				
(二零零四年:0.2港元)之股份	**2,400,000,000**	800,000,000	**240,000**	160,000
增加之法定股本	–	400,000,000	–	80,000
每股面值0.2港元之股份各拆細				
為每股面值0.1港元之股份兩股	–	1,200,000,000	–	–
於十二月三十一日每股面值0.1港元之股份	**2,400,000,000**	2,400,000,000	**240,000**	240,000
已發行及繳足股本:				
於一月一日每股面值0.1港元				
(二零零四年:0.2港元)之股份	**1,352,304,652**	662,486,826	**135,230**	132,497
按股份配售發行股份	**96,000,000**	–	**9,600**	–
按行使優先認股權發行股份	**13,416,000**	24,336,000	**1,342**	2,733
每股面值0.2港元之股份各拆細				
為每股面值0.1港元之股份兩股	–	665,481,826	–	–
於十二月三十一日每股面值0.1港元之股份	**1,461,720,652**	1,352,304,652	**146,172**	135,230

於二零零五年九月八日,本集團按每股19.25港元之價格向獨立投資者配售合共96,000,000股股份。所配售新股份相當於本公司於配售日期之已發行股本1,361,898,652股股份約7.05%及本公司經配售擴大之已發行股本1,457,898,652股股份約6.58%。

於二零零四年五月二十八日,本公司之股東通過普通決議案批准將本公司之法定股本增加(「增加股本」)至240,000,000港元,並將法定股本中每股面值0.2港元之已發行及未發行股份拆細(「股份拆細」)為每股面值0.1港元之普通股兩股。增加股本及股份拆細已分別於二零零四年五月二十八日及三十一日生效。

年內發行之股份在各方面與既有之股份享有同等權益。

優先認股權之詳情載於附註第42項。

35. 儲備

	股份溢價 千港元	可換股債券 股本儲備 千港元 (重列)	僱員股份 補償儲備 千港元	保留溢利 千港元 (重列)	總額 千港元 (重列)
本公司					
於二零零四年一月一日	672,083	–	–	1,434,872	2,106,955
因發行股份所得之溢價	138,528	–	–	–	138,528
確認可換股債券股本部分	–	31,920	–	–	31,920
確認可換股債券之遞延税項負債	–	(5,586)	–	–	(5,586)
本年度溢利	–	–	–	763,117	763,117
末期股息—二零零三年	–	–	–	(118,444)	(118,444)
中期股息—二零零四年	–	–	–	(60,554)	(60,554)
於二零零五年一月一日	810,611	26,334	–	2,018,991	2,855,936
因發行股份所得之溢價	1,956,700	–	–	–	1,956,700
發行新股份之交易成本	(34,502)	–	–	–	(34,502)
確認股本結算股份付款	–	–	6,703	–	6,703
本年度溢利	–	–	–	524,432	524,432
末期股息—二零零四年	–	–	–	(169,651)	(169,651)
中期股息—二零零五年	–	–	–	(81,818)	(81,818)
於二零零五年十二月三十一日	**2,732,809**	**26,334**	**6,703**	**2,291,954**	**5,057,800**

本公司於二零零五年十二月三十一日可分派予股東之儲備中包括保留溢利2,291,954,000港元(二零零四年:2,018,991,000港元(重列))。

36. 退休福利承擔

	本集團 **2005** 千港元	2004 千港元
退休金計劃承擔(附註i)	**621,737**	–
退休後福利、醫療、牙科及人壽保險計劃承擔(附註ii)	**151,770**	–
其他	**12,830**	–
	786,337	–

自二零零零年十二月起,本公司及其在香港之營運附屬公司參加根據強制性公積金計劃條例註冊之強制性公積金計劃(「強積金計劃」)。

36. 退休福利承擔 *(續)*

本集團之海外附屬公司設立多項界定供款計劃及界定福利計劃，涵蓋其絕大部分僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

附註i： 退休金計劃承擔

退休金計劃承擔於德國業務撥備，包括支付服務之退休福利及最終工資之計劃。根據計劃，僱員於年屆退休年齡65歲時享有介乎最終薪金10至20%之退休福利。界定福利承擔現值之最近期精算估值於二零零六年一月一日由德國BDO Deutsche Warentreuhand Aktiengesellschaft進行。

附註ii： 退休後福利、醫療、牙科及人壽保險計劃承擔

本集團美國附屬公司Milwaukee Electric Tool Corporation設有無供款退休後福利、醫療、牙科及人壽保險計劃。承擔現值之最近期精算估值於二零零六年一月一日由Mercer Human Resource Consulting進行。並無就此等福利劃撥資產，而計劃按到期即付方式提供資金。

所用主要精算假設如下：

	退休金計劃 2005	退休後福利、醫療、牙科及人壽保險計劃 2005
貼現率	**5.00%**	**5.50%**
預期薪金升幅	**3.00%**	**不適用**
日後退休金升幅	**2.00%**	**不適用**
醫療成本通脹（最終）	**不適用**	**5.00%**

就計劃於收益確認之款額如下：

	退休金計劃 2005 千港元	退休後福利、醫療、牙科及人壽保險計劃 2005 千港元
現行服務成本	**5,198**	**4,329**
利息成本	**29,879**	**8,471**
	35,077	**12,800**

本年度支出計入員工成本。

36. 退休福利承擔（續）

本集團就計劃產生之承擔計入資產負債表款額如下：

	退休金計劃 2005 千港元	退休後福利、醫療、牙科及人壽保險計劃 2005 千港元
無供款承擔現值	**621,737**	**151,770**

本年度負債淨額變動如下：

	退休金計劃 2005 千港元	退休後福利、醫療、牙科及人壽保險計劃 2005 千港元
於一月一日	–	–
收購附屬公司購入負債淨額	711,429	155,563
匯兑差額	(91,780)	–
計入收入款額	35,077	12,800
已付福利	(32,989)	(16,593)
於十二月三十一日	621,737	151,770

本集團美國附屬公司One World Technologies, Inc.設有另一項界定福利計劃。該項界定福利計劃退休金成本按照僱員福利顧問集團Aon Consulting採用預計單位記賬法於二零零六年一月一日進行之精算估值釐訂。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為5.5%（二零零四年：6.0%），故毋須作出於二零零五年及二零零四年十二月三十一日之醫療趨向比率假定。

上述福利並無獲劃撥任何資產，而該計劃乃以到期即付方式提供資金。該海外附屬公司一名前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計福利成本。就此，該海外附屬公司就截至二零零五年十二月三十一日訂定應收之同等金額累計福利成本約為23,000,000港元（二零零四年：26,000,000港元）。

37. 遞延稅項資產(負債)

以下為本年度及以往年度獲確認入賬之主要遞延稅項資產及負債與其變動:

	加速稅項折舊 千港元	保用撥備 千港元	可換股債券股本儲備 千港元 (重列)	僱員相關撥備 千港元	稅項虧損 千港元	其他 千港元	總額 千港元 (重列)
本集團							
於二零零四年一月一日	(17,219)	61,739	–	26,202	129,062	27,418	227,202
匯兑調整	(36)	(20)	–	95	13,262	1,766	15,067
扣除本年度之權益	–	–	(5,586)	–	–	–	(5,586)
(扣除)計入本年度之收入	(12,422)	9,206	–	3,630	5,162	45,904	51,480
於二零零五年一月一日	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
收購附屬公司	(119,720)	27,920	–	125,890	19,483	(251,430)	(197,857)
匯兑調整	2,616	(876)	–	(10,276)	(8,680)	(17,099)	(34,315)
(扣除)計入本年度之收入	43,579	(2,445)	–	10,082	40,838	(16,498)	75,556
於二零零五年十二月三十一日	**(103,202)**	**95,524**	**(5,586)**	**155,623**	**199,127**	**(209,939)**	**131,547**

	加速稅項折舊 千港元	可換股債券 千港元 (重列)	總額 千港元 (重列)
本公司			
於二零零四年一月一日	(15,006)	–	(15,006)
扣除本年度之權益	–	(5,586)	(5,586)
扣除本年度之收入	596	–	596
於二零零五年一月一日	(14,410)	(5,586)	(19,996)
扣除本年度之收入	(338)	–	(338)
於二零零五年十二月三十一日	**(14,748)**	**(5,586)**	**(20,334)**

編列資產負債表時,若干遞延稅項資產及負債已互相抵銷。以下為編製財務報告時遞延稅項結餘之分析:

	本集團		本公司	
	2005 千港元	2004 千港元 (重列)	**2005** 千港元	2004 千港元 (重列)
遞延稅項資產	**646,758**	329,711	**–**	–
遞延稅項負債	**(515,211)**	(41,548)	**(20,334)**	(19,996)
	131,547	288,163	**(20,334)**	(19,996)

38. 收購附屬公司

本集團完成向Atlas Copco AB(「ATCO」)購入以「Milwaukee®」、「AEG®」及「DreBo®」等品牌(「收購公司」)經營之全盤電動工具及配件業務(「該業務」)。該交易已於二零零五年一月三日舉行之本公司股東特別大會上獲全體親身或委派代表出席之股東一致通過。

該業務之收購價已於該交易完成時以現金支付,金額為627,000,000美元(約4,887,000,000港元),包括調整前收購價713,000,000美元(約5,560,000,000港元),減去有關若干間收購公司之部分應計及未撥款支付之退休後福利及就相關之遞延資產賬和若干應計項目作出調整之協定完成前調整金額86,000,000美元(約672,000,000港元)。收購價乃按收購公司並無負債或現金及其有形資產淨值(當中並不包括現金及有關協定前調整款額在內)285,000,000美元(約2,223,000,000港元)計算。於二零零五年十月三十一日,本集團及ATCO認為將不會調整收購價,而收購亦已完成。

	合併前收購公司賬面值 千港元	公平值調值 千港元	公平值 千港元
收購之資產淨值			
物業、廠房及設備	951,927	(17,462)	934,465
無形資產	88,948	936,749	1,025,697
遞延税項資產	293,484	–	293,484
存貨	873,050	10,163	883,213
銷售賬款及其他應收賬、訂金及預付款項	1,153,104	–	1,153,104
應收票據	71,874	–	71,874
可退回税款	2,176	–	2,176
銀行結餘及現金	211,585	–	211,585
採購賬款及其他應付賬	(1,185,318)	–	(1,185,318)
應繳税項	(79,263)	–	(79,263)
保用撥備	(94,426)	–	(94,426)
融資租約之承擔	(147,948)	–	(147,948)
遞延税項負債	(491,341)	–	(491,341)
退休福利承擔	(874,012)	–	(874,012)
	773,840	929,450	1,703,290
收購時產生之商譽			3,277,624
本年度支付之現金代價			4,980,914
收購引致之淨現金流出:			
本年度支付之現金代價			(4,980,914)
所購入之銀行結餘及現金			211,585
收購附屬公司相關之現金及現金等額流出淨額			(4,769,329)

收購附屬公司所產生商譽源自於新市場分銷本集團產品之預期盈利能力及預料合併就日後營運帶來之協同效益。

購入之附屬公司於收購日期至結算日期間,為本集團帶來營業額約5,940,957,000港元,而其佔本集團除税及利息前溢利約354,605,000港元。

39. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為7,900,000港 元(二零零四年：15,555,000港元)。

40. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
一年內	**167,654**	86,626	**18,022**	9,428
兩年後但五年內	**368,848**	151,288	**25,575**	7,251
五年後	**175,124**	142,876	**16,160**	16,309
	711,626	380,790	**59,757**	32,988

經營租約付款乃指本集團及本公司須支付其若干廠房及機器和辦公室物業之租金。該等租約磋商之租期介乎一年至十年。

41. 或然負債

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
就聯營公司動用之信貸融資而向				
銀行提供擔保	**30,654**	24,455	**30,654**	24,455
有追索權之貼現票據	–	207,338	–	147,496
	30,654	231,793	**30,654**	171,951

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零五年十二月三十一日，附屬公司已動用之信貸融資額為5,467,275,000港元(二零零四年：2,135,485,000港元)。

42. 優先認股權

於二零零一年五月二十五日採納及於二零零二年三月二十八日終止之計劃(「B計劃」)

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃,本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士,授出可認購本公司股份之優先認股權,其計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納,並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%之較高者。

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權獲全數行使時,將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%,則不得授予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後,本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃,以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃,本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權:

(i) 僱員;或

(ii) 非執行董事(包括獨立非執行董事);或

(iii) 供應商或客戶;或

(iv) 提供研究、開發或其他技術支援之任何人士或機構;或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納,並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準:於授出優先認股權日期股份之收市價;或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價;或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內,任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

42. 優先認股權 *(續)*

本年度內，本公司之優先認股權變動如下：

董事姓名	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效或註銷	於年終尚未行使	認購價 港元	行使期
Horst Julius Pudwill先生	28.6.2002	C計劃	25,728,000	–	–	–	25,728,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
鍾志平太平紳士	28.6.2002	C計劃	12,864,000	–	–	–	12,864,000	3.6000	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	–	560,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	–	400,000	12.1700	25.2.2004 – 24.2.2009
陳建華先生	25.2.2004	C計劃	1,000,000	–	1,000,000	–	–	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	1,000,000	–	–	–	1,000,000	12.5250	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	–	–	–	1,000,000	7.6250	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	500,000	–	–	–	500,000	8.6850	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	1,000,000	–	–	–	1,000,000	12.1700	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	500,000	–	–	–	500,000	12.5250	1.3.2004 – 28.2.2009
浦上彰夫博士	25.2.2004	C計劃	300,000	–	300,000	–	–	12.1700	25.2.2004 – 24.2.2009
張定球先生	30.4.2002	C計劃	400,000	–	400,000	–	–	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	300,000	–	300,000	–	–	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	100,000	–	–	12.1700	25.2.2004 – 24.2.2009
Joel Arthur Schleicher先生	30.4.2002	C計劃	200,000	–	100,000	–	100,000	3.2000	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生	17.7.2003	C計劃	200,000	–	–	–	200,000	7.6250	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	–	100,000	12.1700	25.2.2004 – 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
董事獲授總額			47,412,000	100,000	2,200,000	–	45,312,000		

42. 優先認股權 *(續)*

	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效或註銷	於年終尚未行使	認購價 港元	行使期
僱員	23.7.2001	B計劃	600,000	–	300,000	–	300,000	1.0580	23.7.2001 – 22.7.2006
	30.4.2002	C計劃	2,880,000	–	1,000,000	–	1,880,000	3.2000	30.4.2002 – 29.4.2007
	5.7.2002	C計劃	1,000,000	–	500,000	–	500,000	3.3500	5.7.2002 – 4.7.2007
	17.7.2003	C計劃	8,295,000	–	4,793,000	20,000	3,482,000	7.6250	17.7.2003 – 16.7.2008
	1.9.2003	C計劃	40,000	–	40,000	–	–	8.8250	1.9.2003 – 31.8.2008
	19.9.2003	C計劃	204,000	–	–	–	204,000	8.6850	19.9.2003 – 18.9.2008
	18.12.2003	C計劃	148,000	–	148,000	–	–	10.3600	18.12.2003 – 17.12.2008
	1.3.2004	C計劃	11,026,000	–	3,995,000	64,000	6,967,000	12.5250	1.3.2004 – 28.2.2009
	14.4.2004	C計劃	200,000	–	–	–	200,000	12.9500	14.4.2004 – 13.4.2009
	5.5.2004	C計劃	300,000	–	–	–	300,000	11.0500	5.5.2004 – 4.5.2009
	7.6.2004	C計劃	200,000	–	–	–	200,000	12.0000	7.6.2004 – 6.6.2009
	25.6.2004	C計劃	40,000	–	40,000	–	–	11.5000	25.6.2004 – 24.6.2009
	10.8.2004	C計劃	400,000	–	400,000	–	–	11.3000	10.8.2004 – 9.8.2009
	18.8.2004	C計劃	60,000	–	–	–	60,000	11.2500	18.8.2004 – 17.8.2009
	2.10.2004	C計劃	1,000,000	–	–	–	1,000,000	15.3500	2.10.2004 – 1.10.2009
	13.12.2004	C計劃	250,000	–	–	–	250,000	15.7100	13.12.2004 – 12.12.2009
	17.1.2005	C計劃	–	150,000	–	–	150,000	16.5200	17.1.2005 – 16.1.2010
	7.2.2005	C計劃	–	100,000	–	–	100,000	17.7500	7.2.2005 – 6.2.2010
	7.4.2005	C計劃	–	200,000	–	–	200,000	17.2100	7.4.2005 – 6.4.2010
	27.4.2005	C計劃	–	25,000	–	–	25,000	17.6600	27.4.2005 – 26.4.2010
	10.5.2005	C計劃	–	200,000	–	–	200,000	17.2000	10.5.2005 – 9.5.2010
	1.6.2005	C計劃	–	20,000	–	–	20,000	17.4200	1.6.2005 – 31.5.2010
	17.6.2005	C計劃	–	250,000	–	–	250,000	17.9500	17.6.2005 – 16.6.2010
	27.6.2005	C計劃	–	500,000	–	–	500,000	19.2000	27.6.2005 – 26.6.2010
僱員獲授總額			26,643,000	1,445,000	11,216,000	84,000	16,788,000		
各類人士獲授總額			74,055,000	1,545,000	13,416,000	84,000	62,100,000		

42. 優先認股權（續）

下表披露於本年度內僱員（包括董事）持有之本公司優先認股權及其變動詳情：

優先認股權類別	於二零零五年一月一日尚未行使	年內授出	年內行使	年內失效或註銷	於二零零五年十二月三十一日尚未行使
B計劃	600,000	–	300,000	–	300,000
C計劃	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

優先認股權類別	於二零零四年一月一日尚未行使	股份拆細前授出	股份拆細前行使	就年內股份拆細作出調整後增加	股份拆細後授出	股份拆細後行使	年內失效	於二零零四年十二月三十一日尚未行使
B計劃	2,750,000	–	250,000	2,500,000	–	4,400,000	–	600,000
C計劃	38,829,000	8,383,000	2,745,000	44,467,000	1,950,000	16,941,000	488,000	73,455,000
	41,579,000	8,383,000	2,995,000	46,967,000	1,950,000	21,341,000	488,000	74,055,000

列於上表之董事所持優先認股權詳情如下：

	於一月一日尚未行使	年內授出	年內行使	於十二月三十一日尚未行使
二零零五年	**47,412,000**	**100,000**	**2,200,000**	**45,312,000**

	於一月一日尚未行使	股份拆細前授出	股份拆細前行使	就年內股份拆細作出調整後增加	股份拆細後行使	於十二月三十一日尚未行使
二零零四年	24,556,000	2,450,000	350,000	26,656,000	5,900,000	47,412,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價介乎16.52港元至19.97港元（二零零四年：介乎10.57港元至16.70港元），與於行使日期本公司股份之公平值相若。

42. 優先認股權 *(續)*

公平值按Black-Scholes定價模式計算，有關模式之輸入數據與本公司優先認股權詳情如下：

授出日期	行使價	優先認股權預計年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
17.1.2005	16.5200	三年	35%	1.993%	1.5%
7.2.2005	17.7500	三年	35%	2.148%	1.5%
7.4.2005	17.2100	三年	35%	3.437%	1.5%
27.4.2005	17.6600	三年	35%	2.877%	1.5%
10.5.2005	17.2000	三年	35%	3.003%	1.5%
1.6.2005	17.4200	三年	35%	3.137%	1.5%
17.6.2005	17.9500	三年	35%	3.178%	1.5%
27.6.2005	19.2000	三年	35%	3.137%	1.5%

本公司股份於授出日期之加權平均收市價介乎每份優先認股權16.40港元至19.20港元。

預計波幅按本公司股價於過往三年之歷史波幅釐定。模式所用預計年限已就不可轉讓性、行使限制及行為考慮因素加以調整，按管理層最佳預計作出。

截至二零零五年十二月三十一日止年度，本集團就本公司所授出優先認股權確認開支總額6,703,000港元（二零零四年：零）。

本年度授出之優先認股權公平值按多個授出日期介乎每份優先認股權3.78港元至4.71港元（二零零四年：介乎2.66港元至3.63港元）計量。於本年度授出之優先認股權加權平均公平值為每份優先認股權4.34港元。

43. 資本承擔

	本集團		**本公司**	
	2005	2004	**2005**	2004
	千港元	千港元	千港元	千港元
有關購買物業、廠房及設備以及特許使用權之資本開支：				
已訂約但未作出撥備	**199,554**	151,762	**59,349**	22,445
已批准但未訂約	**68,957**	2,067	**–**	–

44. 有關連方交易

本年度內，本集團與聯營公司進行下列交易：

	2005 千港元	2004 千港元
行政管理費收入	**456**	526
行政管理費支出	**420**	843
已收利息收入	**7,138**	3,592
銷售收入	**402**	729
設備使用費收入	**897**	973
已收佣金收入	**17,287**	—

董事及主要管理人員其他成員年內酬金如下：

	2005 千港元	2004 千港元
短期福利	**129,998**	75,065
僱用後福利	**9,446**	717
終止福利	**13,175**	5,720
股份付款	**4,653**	—
	157,272	81,502

有關連方交易結餘詳情載於綜合資產負債表、資產負債表及附註第24項。

45. 主要附屬公司詳情

於二零零五年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
A&M Electric Tools GmbH	德國	20,451,675歐羅	–	100	經銷及製造電動工具產品
DreBo Werkzeugfabrik GmbH	德國	1,000,000歐羅	–	100	經銷及製造電動工具產品
Digiwireless Limited	香港	2港元	100	–	投資控股
Homelite Asia (Dongguan) Company Limited	中國	2,100,000美元	–	100	製造戶外園藝電動工具
Homelite Asia Ltd.	英屬處女群島／中國	1美元	–	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	–	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	–	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	–	投資控股
MacEwen Property Co. Inc.	美國	100美元	100	–	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	–	經銷家庭電子及電器產品
Milwaukee Electric Tool Corporation	美國	50,000,000美元	–	100	經銷及製造電動工具產品
One World Technologies, Inc.	美國	10美元	–	100	投資控股
OWT France SAS	法國	1,750,000歐羅	–	100	投資控股
OWT Industries, Inc.	美國	10美元	–	100	製造電器部件及電動工具產品
Royal Appliance International GmbH	德國	1,050,000歐羅	74.9	–	經銷家庭電子及電器產品
Royal Appliance Mfg. Co.	美國	1美元	–	100	經銷及製造地板護理產品
Ryobi Technologies Canada Inc.	加拿大	600,000加元	–	100	經銷電動工具產品

45. 主要附屬公司詳情 *(續)*

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Ryobi Technologies GmbH	德國	500,000歐羅	100	–	經銷電動工具產品
Ryobi Technologies S.A.S.	法國	14,919,832歐羅	–	100	經銷電動工具產品
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	–	100	經銷電動工具產品
創德實業有限公司	香港	1,000,000港元	100	–	製造塑膠零件
Santo Industries Limited	香港	2,000,000港元	100	–	製造金屬零件
朗廣實業有限公司	香港	2,000,000港元	75.725	–	製造電子產品
Techpower Engineering Company Limited	香港	2港元	100	–	製造部件
創科電業製品(香港)有限公司	香港	2港元	–	100	經銷及製造地板護理產品
Techtronic Appliances International Ltd	英屬處女群島	1美元	–	100	投資控股
Techtronic Industries Australia Pty. Ltd.(前稱「Ryobi Technologies Australia Pty Limited」)	澳洲	5,500,000澳元	100	–	經銷電動工具產品
Techtronic Industries N.Z. Ltd.(前稱「Ryobi Technologies (New Zealand) Limited」)	紐西蘭	1,165,500紐元	100	–	經銷電動工具產品
Techtronic Industries North America, Inc.	美國	10美元	98.4	1.6	投資控股
Techtronic Industries (Dongguan) Co. Ltd.	中國	12,500,000美元	–	100	製造電動工具產品
Techtronic Industries (Taiwan) Co. Ltd.(前稱「OWT Taiwan Limited」)	台灣	5,000,000新台幣	100	–	提供檢查服務
TTI Investments (Dongguan) Company Limited	香港	2港元	100	–	投資控股
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	–	裝配及分銷地板護理產品
Vax Limited	英國	33,000英鎊	100	–	裝配、採購及分銷地板護理產品

45. 主要附屬公司詳情 *(續)*

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

46. 聯營公司詳情

於二零零五年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	–	投資控股
Gimelli Laboratories Company Limited	香港	5,000,000港元	–	100	製造及經銷電器及牙齒護理產品
Gimelli Produktions A.G.	瑞士	105,000瑞士法郎	–	100	市場推廣、研究及開發
Precision Technology Industries Limited	百慕達	12,000,000美元	25	–	製造電動工具產品

47. 美元等同金額

所示美元款額僅供參考，以7.8港元兌1.0美元之固定匯率計算。

48. 比較數字

若干比較數字已重新歸類以符合本年度之列賬形式。

財務概要

業績

	2001 千港元	2002 千港元	2003 千港元	2004 千港元 （重列）	**2005** 千港元
	截至十二月三十一日止年度				
營業額	6,101,140	9,492,938	13,182,808	16,304,140	**22,358,387**
未計應佔聯營公司業績及税項前溢利	270,055	495,780	769,228	1,076,344	**1,223,344**
應佔聯營公司業績	(300)	121	(987)	(845)	**(6,463)**
除税前溢利	269,755	495,901	768,241	1,075,499	**1,216,881**
税項	(19,517)	(70,246)	(66,811)	(108,829)	**(157,714)**
本年度溢利	250,238	425,655	701,430	966,670	**1,059,167**
應佔份額：					
母公司權益持有人	247,113	413,414	673,973	926,356	**1,018,984**
少數股東權益	3,125	12,241	27,457	40,314	**40,183**
本年度溢利	250,238	425,655	701,430	966,670	**1,059,167**
基本每股盈利	21.74仙	33.24仙	51.56仙	69.28仙	**73.53仙**

資產及負債

	2001 千港元	2002 千港元	2003 千港元	2004 千港元 （重列）	**2005** 千港元
	於十二月三十一日				
資產總值	3,807,792	6,423,105	9,646,268	13,903,324	**20,374,741**
負債總額	2,683,110	4,576,251	7,087,010	10,367,476	**14,141,732**
	1,124,682	1,846,854	2,559,258	3,535,848	**6,233,009**
母公司權益持有人應佔權益	1,114,705	1,827,937	2,512,884	3,453,816	**6,112,339**
少數股東權益	9,977	18,917	46,374	82,032	**120,670**
	1,124,682	1,846,854	2,559,258	3,535,848	**6,233,009**

公司資料

董事會

集團執行董事

Horst Julius Pudwill 先生
主席兼行政總裁

鍾志平太平紳士
集團董事總經理

陳建華先生
陳志聰先生

非執行董事

張定球先生

獨立非執行董事

Joel Arthur Schleicher 先生
Christopher Patrick Langley 先生
Manfred Kuhlmann 先生

二零零六年財務事項日誌

四月十二日：	公佈二零零五年度業績
五月二十二日：	股東週年大會
六月九日：	獲派二零零五年度末期股息之股東截止登記日期
六月十二日至十六日：	暫停辦理股東登記手續
七月二十八日：	派發末期股息
六月三十日：	六個月中期業績結算日
十二月三十一日：	財政年度結算日

投資者關係聯絡處

投資者關係及傳訊部
創科實業有公司
香港新界荃灣
青山道338號
中國染廠大廈24樓
電郵：ir@tti.com.hk

網址：

www.ttigroup.com

盈利業績、年報／中期報告於公司網站刊載

上市資料

香港聯合交易所有限公司
普通股（代號：669）
二零零九年到期之零息可換股債券（代號：2591）
第一級美國預託證券收據（代號：TTNDY）

股份過戶登記處

秘書商業服務有限公司
香港灣仔皇后大道東二十八號
金鐘匯中心二十六樓
電話：(852) 2980 1888
傳真：(852) 2861 0285

美國預託證券託管商

紐約銀行

主要往來銀行

香港上海匯豐銀行有限公司
花旗銀行
渣打銀行
Wachovia Bank, N.A.
恒生銀行

律師

張葉司徒陳律師事務所

核數師

德勤 • 關黃陳方會計師行

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之註冊商標。

Sears® 及 Craftsman® 品牌均為Sears Brands, LLC 之註冊商標。

RIDGID® 乃 Ridgid, Inc. 之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團（紐約證券交易所：EMR）旗下的Emerson Professional Tools的業務之一。此等產品上所用橙色及橙灰混合色彩乃為 RIDGID® 品牌電動工具之商標。

本集團採用 Ryobi®商標乃依據 Ryobi Limited所授之特許使用權。

香港

創科實業有限公司
偉亮遠東有限公司

總辦事處
荃灣青山道 388 號
中國染廠大廈 24 樓
電話：(852) 2402 6888
傳真：(852) 2413 5971

Gimelli Laboratories Co. Ltd.
電話：(852) 2413 3923
傳真：(852) 2498 8264

朗廣實業有限公司
電話：(852) 2480 0888
傳真：(852) 2480 1320
www.solarwide.com.hk

創科電業製品 (香港) 有限公司
電話：(852) 2402 6888
傳真：(852) 3118 1776

荃灣青山道 388 號
中國染廠大廈 18 樓

中國

創科實業廠
廣東省東莞市厚街鎮
第三工業區
郵編 523962
電話：(86-769) 558 2172
傳真：(86-769) 558 2575

創科電業製品廠房一
東莞厚街鴻亮機電設備有限公司
廣東省東莞市厚街鎮
三屯管理區上屯村
郵編 523941
電話：(86-769) 558 0962
傳真：(86-769) 558 7962

創科電業製品廠房二
廣東省東莞市厚街鎮
三屯管理區
郵編 523941
電話：(86-769) 558 4125
傳真：(86-769) 558 4135

智美製品廠
朗廣電器製品廠
深圳市寶安區公明鎮
將石村下石家路 38 號
[illegible]興工業城
郵編 518106
電話：(86-755) 2755 5286
傳真：(86-755) 2755 5605

台灣

台灣創科實業股份有限公司
台中市中港路二段
122-19 號 10 樓 -3
電話：(886-4)-2706 8052
傳真：(886-4)-2106 8045

加拿大

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
電話：(1-519) 624 2222
傳真：(1-519) 624 0600

美國

Homelite Consumer Products, Inc.
電話：(1-864) 226 6511
傳真：(1-864) 261 9435
www.homelite.com

Techtronic Industries North America, Inc.
電話：(1-800) 323 4615
傳真：(1-864) 964 3360
www.ryobitools.com

1428 Pearman Dairy Road
Anderson, South Carolina 29625

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
電話：(1-864) 226 6511
傳真：(1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139
電話：(1-440) 996 2000
傳真：(1-440) 996 2027
www.royalappliance.com

Milwaukee Electric Tool Corporation
13135 W. Lisbon Road
Brookfield, WI 53005
電話：(1-262) 781 3600
傳真：(1-262) 790 6333
www.milwaukeetool.com

法國

Ryobi Technologies SAS
Immeuble Le Grand Roissy
Z.A. du Gue
35, rue de Guivry
B.P. 5
77990
電話：(33-1) 6094 6970
傳真：(33-1) 6094 6979
www.ryobi-europe.com

德國

Ryobi Technologies GmbH
Itterpark 4, D-40724 Hilden
電話：(49-2103) 2958 0
傳真：(49-2103) 2958 29
www.ryobi-powertools.de

Royal Appliance International GmbH
Itterpark 9, D-40724 Hilden
電話：(49-2103) 200710
傳真：(49-2103) 200777
www.dirtdevil.de

A & M Electric Tools GmbH
Max-Eyth-Str. 10
D-71364 Winnenden
電話：(49-7195) 120
傳真：(49-7195) 12666
www.aeg-pt.com

DreBo Werkzeugfabrik GmbH
Ulrichstrabe. 22
88361 Altshausen
電話：(49-7584) 29000
傳真：(49-7584) 290019
www.drebo.de

英國

Ryobi Technologies (UK) Ltd.
Medina House
Fieldhouse Lane, Buckinghamshire
SL7 1TB
電話：(44-1491) 848 700
傳真：(44-1491) 848 701
www.ryobipower.co.uk

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
電話：(44-1905) 795 959
傳真：(44-1905) 795 958
www.vax.co.uk

澳洲

Techtronic Industries (Australia) Pty Ltd.
Building B
3 Shirley Street
Rose Hill, N.S.W.
Australia
電話：(61-2) 9792 9800
傳真：(61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
電話：(61-8) 9247 8100
傳真：(61-8) 9247 8190
www.vax.com.au

紐西蘭

Techtronic Industries N.Z. Ltd.
27 Clemow Drive
Mt. Wellington
Auckland
電話：(64-9) 573 0230
傳真：(64-9) 573 0231
www.ryobi.co.nz

創科實業有限公司
香港荃灣青山道388號中國染廠大廈24樓
電話：(852) 2402 6888
傳真：(852) 2413 5971

www.ttigroup.com



封面產品：
Milwaukee® 旗下革新之V18™ 錘鑽工具利用嶄新 V™ 鋰離子電池組合，使產品更為輕巧，操作時間更長，發揮更高效能。